                                                                  EXHIBIT 13.1

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                            WASHINGTON, D.C.  20429

                                    FORM F-2

            FORM FOR ANNUAL REPORT OF A BANK UNDER SECTION 13 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                    For Fiscal Year Ended DECEMBER 31, 1993
                          FDIC Certificate NO. 09576-1

                         WASHINGTON MUTUAL SAVINGS BANK
                  (Exact name of bank as specified in charter)

                               1201 THIRD AVENUE
                           SEATTLE, WASHINGTON 98101
                    (Address of principal executive offices)

                                   WASHINGTON
         (State or other jurisdiction of incorporation or organization)

              Telephone number, including area code (206) 461-2000

                 IRS employer identification number 91-0461640

          Securities registered pursuant to Section 12(g) of the Act:

               COMMON STOCK, ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

            9.12% NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES C,
                      ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

      $6.00 NONCUMULATIVE CONVERTIBLE PERPETUAL PREFERRED STOCK, SERIES D,
                      ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

            7.60% NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES E,
                      ONE DOLLAR ($1) PAR VALUE PER SHARE
                                (Title of class)

                             OVER-THE-COUNTER (OTC)
                     (Name of exchange on which registered)

 Number of shares of common stock outstanding at February 28, 1994    60,183,283

  Number of Shares of 9.12% Noncumulative Perpetual Preferred Stock, Series C
                 Outstanding as of February 28, 1994  2,800,000

 Number of Shares of $6.00 Noncumulative Convertible Perpetual Preferred Stock,
                                   Series D
                 Outstanding as of February 28, 1994  1,400,000

 Number of Shares of 7.60% Noncumulative Convertible Perpetual Preferred Stock,
                                   Series E
                 Outstanding as of February 28, 1994 2,000,000

             Aggregate Market Value (Closing Price) of Voting Stock Held by Nonaffiliates as of February 28, 1994 $1,324,032,226

         Indicate by check mark if disclosure of delinquent filers pursuant to item 10 is not contained herein, and will not be contained, to the best of bank's knowledge, in definitive proxy or information statements incorporated by reference in part III of this Form F-2 or any amendment of this Form F-2.
                               Yes [ ]     No [x]

         Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                               Yes [x]     No [ ]
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                      DOCUMENTS INCORPORATED BY REFERENCE


Annual Report to Shareholders (Annual Report) for the Fiscal Year Ended December 31, 1993 (Exhibit III)

o        Part I, Item 1-Business

o        Part I, Item 2-Properties

o        Part II, Item 6-Selected Financial Data

o Part II, Item 7-Management's Discussion and Analysis of Financial Position and Results of Operations

o        Part II, Item 8-Financial Statements and Supplementary Data

o Part IV, Item 11-Exhibits, Financial Statement Schedules, and Reports on Form F-3




Proxy Statement for the Annual Meeting of Shareholders (Proxy Statement) on April 19, 1994 (Exhibit IV)

o        Part I, Item 4-Security Ownership of Certain Beneficial Owners and
         Management

o        Part III, Item 9-Directors and Principal Officers of the Bank

o        Part III, Item 10-Management Compensation and Transactions

PART I

ITEM 1--BUSINESS

GENERAL

         Organized as a building loan association in 1889, Washington Mutual Savings Bank (WMSB and together with its subsidiaries the Company or the Bank) operated as a Washington state-chartered mutual savings bank from 1917 until its conversion to a stock savings bank in 1983. At Dec. 31, 1993, the Company had total assets of $15.8 billion, deposits of $9.4 billion and stockholders' equity of $1.2 billion and was the largest independently owned depository institution headquartered in the state of Washington.

         The Company's principal business is providing a broad range of financial services, primarily to consumers. These services include the traditional savings bank activities of accepting deposits from the general public and making residential loans, consumer loans and limited types of commercial real estate loans, primarily multi-family. In April 1988, WMSB formed a federal savings bank named Washington Mutual, a Federal Savings Bank (the FSB). The FSB's principal business includes the traditional savings association activity of accepting deposits from the general public and making consumer loans, as well as the brokering of residential real estate loans to WMSB. See "Business -- The FSB." During the 1980's, the Company expanded its range of financial services by acquiring a group of nonbanking subsidiaries. These include Murphey Favre, Inc. (Murphey Favre), a registered securities broker-dealer; Composite Research & Management Co. (Composite Research), a registered investment advisor that manages mutual funds and offers investment advisory services; Washington Mutual Insurance Services, Inc. (WMIS), Columbia Services, Inc. and WM Life Insurance Company (WM Life), which offer an array of insurance services and products; and Mutual Travel, Inc. (Mutual Travel), a full-service travel agency. See "Business -- Nonbank Subsidiary Activities."

         WMSB operates under Title 32 (Mutual Savings Banks) of the Revised Code of Washington (RCW). Its deposits are insured by the Federal Deposit Insurance Corporation (FDIC), principally through the Bank Insurance Fund
(BIF). The FSB operates as a federal stock savings bank chartered under the Home Owners' Loan Act of 1933. The FDIC insures the FSB's deposits through the Savings Association Insurance Fund (SAIF). Because WMSB owns the FSB, WMSB is a unitary non-diversified savings and loan holding company under federal law and, as such, is also subject to regulation by the Office of Thrift Supervision
(OTS).

         The Company operates a total of 228 full service financial centers and 27 home loan centers. WMSB currently operates 69 full-service financial centers, 37 in the greater Seattle metropolitan area and 32 elsewhere in Washington and 12 home loan centers in Washington. The FSB operates 159 full-service financial centers, 40 in the greater Seattle metropolitan area, 43 elsewhere in Washington and 76 in Oregon. The FSB also operates 15 home loan centers in Washington and Oregon. Most of the FSB's branches have been acquired as a result of acquisitions completed in the past several years. See "Business
- -- The FSB."

RECENT ACQUISITIONS

         On April 9, 1993, the Bank completed the acquisition of Pacific First Bank (Pacific First) from RT Holdings, Inc. (RTH), a subsidiary of Royal Trustco Limited of Toronto, Canada. At acquisition, Pacific First operated 129 branches and 14 home loan centers in Washington and Oregon. At March 31, 1993, Pacific First had assets of $5,847.5 million and deposits of $3,825.7 million.





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         As part of the Pacific First acquisition, the Bank negotiated several provisions to reduce the effect of any Pacific First asset quality problems on the resulting combined loan portfolio. First, the Bank required RTH to purchase, prior to the closing, all of the assets of Pacific First (other than 1-4 family residential assets) characterized by Pacific First as of August 31, 1992, as either "classified assets" or "criticized assets." These categories included commercial real estate owned (REO) and real estate held for investment
(REI), as well as nonperforming loans. Additionally, the Bank exercised its right to require RTH to purchase an additional $225 million gross book value (based on August 31, 1992 balances) of Pacific First loan-related assets identified by the Bank. Finally the Bank exercised its right to substitute $46.2 million (based on the value at the time of the substitution) of certain other Pacific First loan-related assets for an equivalent amount of the loan-related assets otherwise required to be purchased by RTH under the first two provisions. As a result of the provisions, RTH purchased $656.2 million in assets from Pacific First prior to the acquisition, and the Bank substituted an additional $46.2 million of other loan-related assets. At year-end 1993, the Bank had no nonperforming commercial real estate loans that came from Pacific First, and the levels of residential and consumer nonperforming assets originated by Pacific First were at comparable levels with the Bank's portfolio.

         The Bank also received indemnification from RTH for a variety of problems Pacific First had that could result in future losses to the Bank. These indemnification provisions were secured by both specific funds held in escrow and by a guarantee from RTH's parent company. The largest individual component is a $20.0 million general indemnity escrow that can be drawn upon to pay a variety of claims, including any liability arising from transactions or acts prior to the purchase date. The value of the collateral initially was $20 million and will decline over time (subject to certain exceptions) until it is reduced to zero on the fifth anniversary of the closing. Based upon the first nine months after the acquisition, management has not become aware of any issues that would indicated that these amounts in escrow will not be sufficient to protect the Bank from potential future losses.

         The acquisition of Pacific First was treated as a purchase for accounting purposes. Accordingly, under generally accepted accounting principles, the assets and liabilities of Pacific First have been recorded on the books of the Bank at their respective fair market values at the time of the consummation of the Pacific First acquisition. Goodwill, the excess of the purchase price over the net fair value of the assets and liabilities, including identified intangible assets, was recorded for $178.2 million. Amortization of goodwill over a ten-year period will result in a charge to earnings of approximately $17.8 million per year.

         On March 1, 1993, the Bank merged with Pioneer Savings Bank (Pioneer). As of the merger date, Pioneer operated 17 branches and one mortgage lending center and had assets of $926.5 million, deposits of $659.5 million, and stockholders' equity of $114.4 million. The Pioneer merger was treated as a pooling of interests for accounting purposes. Accordingly, under generally accepted accounting principles, the assets and liabilities of Pioneer were recorded on the books of the resulting institution at their values as reported on the books of Pioneer immediately prior to the time of the consummation of the Pioneer merger. No goodwill was created in the Pioneer merger.

         As a result of the acquisitions, the Bank is substantially larger, with significant operations in Oregon as well as Washington. From Dec. 31, 1992 (prior to the effect of the Pioneer merger) to Dec. 31, 1993, as a result of the acquisitions, total assets increased by 76% ($9.0 billion to $15.8 billion), loans increased by 79% ($6.1 billion to $10.9 billion) and deposits increased by 74% ($5.4 billion to $9.4 billion).





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COMPETITIVE ENVIRONMENT

         Financial institutions operate in a competitive environment. The Bank competes with commercial banks, other savings banks and associations, finance companies, money market funds, credit unions and other financial institutions, some of which have substantially greater financial resources than the Bank. Additionally, the consolidation of the financial institutions industry in the Pacific Northwest in recent years has increased the level of competition.

         Although consolidation has decreased the number of institutions competing in the Company's market, both thrifts and commercial banks have reemphasized their focus on the consumer, making competition for retail deposits and loans extremely fierce. While the increased competitive pressures make the banking environment more difficult, the Company remains a strong market force. As of September 30, 1993, the Company ranked first in year-to
- -date residential mortgage loan originations in Washington and held 10.4% of total deposits held by commercial banks, thrifts and credit unions in Washington and Oregon.


LENDING ACTIVITIES

 General

         Washington state law gives state-chartered savings banks such as WMSB broad lending powers, subject to certain statutory restrictions on total investment in different types of loans. WMSB may make loans secured by residential and commercial real estate, secured and unsecured consumer loans and secured and unsecured commercial loans. The FSB has similar lending authority.

         As of Dec. 31, 1993, the Company's total loan portfolio of $11,006.3 million (exclusive of reserve for loan losses) included $6,680.5 million in mortgage loans secured by first liens on 1-4 family residential properties; $1,828.2 million in mortgage loans secured by commercial properties such as apartment buildings, office buildings, warehouses, shopping centers and medical office buildings; $409.8 million in residential construction loans; $2,081.2 million in consumer loans; and $6.6 million in commercial credits.

         In originating loans, the Bank must compete with other savings banks, savings and loan associations, commercial banks, mortgage companies and, primarily in the commercial real estate area, with life insurance companies. In addition, the Bank's lending activities are heavily influenced by economic trends affecting the availability of funds and by general interest rate levels. More specifically, the condition of the construction industry and the demand for housing directly affect residential lending volumes.


 Residential Real Estate Loans

         The Company offers borrowers in its primary consumer market area a full range of residential loans, including FHA-insured and VA-guaranteed loans, conventional fixed-rate loans for terms of five, 15 or 30 years, and adjustable-rate mortgage loans (ARMs). ARMs are advantageous to the Bank because adjustable-rate loans better match the Company's natural liability base. However, WMSB's ability to originate ARMs in lieu of 30-year, fixed-rate loans has varied in response to changes in market interest rates. Since 1990, ARMs have constituted less than 30% of residential loan originations, reflecting continuing lower market interest rates. Recently, WMSB has seen increased interest in ARMS.





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         Originations in 1992 and 1993 included significant refinancing activity that was generated by low market interest rates. Unless market interest rates decline significantly again, management expects refinancing volumes to be substantially lower during 1994.

         All of the Company's residential mortgage lending is subject to non-discriminatory underwriting standards, and most is subject to loan origination and documentation procedures acceptable to the secondary market. Residential loans are originated using standard Federal National Mortgage Association (FNMA) and Federal Home Loan Mortgage Corporation (FHLMC) applications and appraisal forms. All loans are subject to underwriting review and approval at various levels of Bank personnel, depending on the size of the loan. Residential loan applications come in through various channels, primarily the Company's home loan centers and WMSB and FSB financial centers.

         The Company from time to time, depending upon its asset and liability strategy, regularly converts a portion of its 15 and 30-year, fixed-rate mortgage production into either FHLMC participation certificates, Government National Mortgage Association (GNMA) mortgage-backed securities (MBS) or FNMA conventional MBS, primarily for sale in the secondary market. This securitization of its loans provides the Company with increased liquidity both because the mortgage securities can be used as collateral for borrowing and because they are more readily marketable than the underlying loans.

         In addition to interest earned on loans, the Bank receives fees for originating loans and for providing loan commitments. WMSB and the FSB also charge fees to their borrowers for loan modifications, late payments, changes of property ownership and other miscellaneous services. Fees received in connection with a loan origination are deferred and amortized into interest income over the life of the loan. The Bank also receives fees for servicing loans for others.

         Residential real estate loans represented $6.7 billion or 60.6% of the Bank's loan portfolio (exclusive of reserve for loan losses) at Dec. 31, 1993.

         As a result of the acquisitions, the size of the Bank's residential loan portfolio increased dramatically. While there has been some shifting in the geographic dispersal of the portfolio toward California and other states, the bulk of the residential loan portfolio remains focused in Washington and Oregon (93% of the portfolio). Although the residential loans made by Pacific First and Pioneer were not underwritten according to the specific guidelines of the Bank, they generally were underwritten to conform to FNMA and FHLMC standards.

 Residential Construction Loan Originations

         WMSB provides financing for two different categories of residential construction loans. A "custom" construction loan is made to the intended occupant of a house to finance its construction. "Speculative" construction loans are loans made to borrowers who are in the business of building residential homes for resale. These loans are made on a house by house basis and not as lines of credit to builders. Nevertheless they involve somewhat more risk than custom construction loans and involve different underwriting considerations. "Conforming" construction loans (loans for the construction of single-family detached houses) require approval at various levels of Bank personnel, depending on the size of the loan. Construction loans for "non-conforming" residential properties are subject to more stringent approval requirements.

         Residential construction loans represented $409.8 million or 3.7% of the Bank's loan portfolio at Dec. 31, 1993.





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         There was no significant increase in the size or risk profile of the construction loan portfolio as a result of the acquisitions. Pacific First and Pioneer generally used underwriting criteria similar to WMSB to evaluate each construction loan. However, these loans were not originated by the Bank and therefore do not necessarily conform to the specific underwriting guidelines of the Bank.

 Commercial Real Estate Loans

         WMSB finances existing properties and proposed properties, and both WMSB and the FSB refinance existing loans. While WMSB has authority to lend throughout the United States, the existing loan portfolio is principally concentrated in Washington, California and Oregon. Most recently, WMSB has concentrated its commercial lending activities in the Pacific Northwest, with an emphasis on multifamily projects with maximum loan amounts of $2.5 million.

         In all commercial real estate lending, WMSB considers the location, marketability and overall attractiveness of the project. WMSB's current underwriting guidelines for commercial real estate loans require an economic analysis of each property with regard to the annual revenue and expenses, debt service coverage and fair market value to determine the maximum loan amount. Commercial real estate loans require approval at various levels of Bank personnel, depending on the size of the loan.

         Commercial real estate lending generally entails greater risks than residential mortgage lending. Commercial real estate loans typically involve large loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment experience on loans secured by income-producing properties usually depends on the successful operation of the related real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy generally. In recent years, commercial real estate values in many areas of the country have substantially declined. This situation has especially been the case in Texas as a result of economic conditions caused by the problems in energy-related businesses and, more recently, in Arizona and California as a result of an overbuilt market and weak economies. See "Business -- Nonperforming Assets" and "Business -- Provision for Loan Losses and Loan Loss Reserves."

         In order to monitor its commercial real estate loan portfolio, the Bank periodically (i) inspects real estate collateral, based on the loan risk classification, the loan size and the location of the collateral; (ii) analyzes the economic condition of markets in which the Bank has a geographic concentration; and (iii) reviews operating statements and rent rolls for all the properties, updated financial and tax statements of borrowers, evidence of insurance coverage and evidence that real estate taxes have been paid. These procedures are designed to analyze the economic viability of the property and to determine whether or not the debt service coverage and loan to value ratios remain consistent with the Bank's underwriting policies. It is the intention of management to perform a continual review of the commercial real estate loan portfolio in light of the condition of the real estate market. In October 1992, responsibility for the monitoring of all commercial real estate loans in California was transferred to the Bank's Special Credits Department. At the time of the Pacific First and Pioneer acquisitions, they undertook a complete review of all properties located in California (including loans acquired in the acquisitions) and have revised their risk assessments of some of these, resulting in an increase in the allocated reserve for loan losses. See "Business -- Provision for Loan Losses and Loan Loss Reserves."

         Commercial real estate loans represented $1.8 billion or 16.6% (exclusive of reserve for loan losses) of the Bank's loan portfolio at Dec. 31, 1993.





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         The Pacific First acquisition and the Pioneer merger added approximately $966.1 million and $32.2 million, respectively, in commercial real estate loans to the Bank's portfolio. While the composition of the Bank's loan portfolio has changed as a result of the Pacific First acquisition, at Dec. 31, 1993, the portfolio continued to be concentrated in commercial loans that the Bank believes are generally preferable: (i) loans within Washington and Oregon (77% of the portfolio) and (ii) loans on multifamily projects (54% of the portfolio).

         The Pacific First acquisition increased the commercial real estate portfolio in California by approximately one-third or $90 million. The Bank's Special Credits Department closely monitors this portfolio and regularly revises risk assessments.

         The Bank believes, based on its evaluation to date of the Pacific First loan portfolio, that the Pacific First commercial real estate loans in the Bank's portfolio were generally underwritten according to acceptable standards and procedures. However, they do not conform to the Bank's guidelines. Although closing loan documentation for the Pacific First commercial real estate loan portfolio does not generally conform to the standards used by the Bank in documenting loans for its portfolio, the Bank believes that the existing documentation is adequate.

 Manufactured Housing, Second Mortgage and Other Consumer Loans

         The Bank offers consumer loan programs in Washington and Oregon which include the following: (i) manufactured housing loans; (ii) second-mortgage loans for a variety of purposes including purchase, renovation, or remodeling of property, and for uses unrelated to the security; (iii) loans for the purchase of automobiles, pleasure boats and recreational vehicles; (iv) student loans; and (v) loans for general household purposes, including loans made under WMSB's secured line of credit program. Consumer loans, in addition to being an important part of the Company's orientation toward consumer financial services, promote greater net interest income stability because of their shorter maturities. The size of the consumer loan portfolio has grown rapidly in recent years. Lending in this area may involve special risks, including decreases in the value of collateral and transaction costs associated with foreclosure and repossession.

         Consumer loans are generally secured loans and are made based on an evaluation of the collateral and the borrower's creditworthiness, including such factors as income, other indebtedness and credit history. Secured consumer loan amounts typically do not exceed 80.0% of the value of the collateral, minus the outstanding balance of any first-mortgage loan. Manufactured housing loans do not exceed 90.0% of the value of the collateral plus taxes and other costs. Additional limitations may be based on the customer's income, credit history and other factors showing creditworthiness, and lines of credit are subject to periodic review, revision and, when necessary, cancellation as a result of changes in the borrower's financial circumstances.

         Consumer loans represented $2.1 billion or 18.9% of the Bank's loan portfolio (exclusive of reserve for loan losses) at Dec. 31, 1993.

         As a result of the Pacific First acquisition, the amount of loans in the Bank's portfolio that were originated for the purchase of pleasure boats, automobiles and recreational vehicles has increased. While the Bank is authorized to make these loans, they have not been a significant part of the Bank's consumer loan business in recent years. As of Dec. 31, 1993, the Bank's portfolio included $160.5 million of recreational vehicle loans, $100.5 million of boat loans and $55.0 million of automobile loans. Additionally, a significant number of the Pacific First boat and recreational vehicle loans are for amounts greater than $100,000. These large boat and recreational vehicle loans carry increased risk, and this risk was addressed in the loan





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loss reserve acquired in the Pacific First acquisition. The Pioneer merger did not have a material effect on the Bank's consumer loan portfolio.

 Commercial Credits

         The Company's commercial credits historically were comprised of high-yield bonds in which the Company invested in 1986, 1987 and 1988. The market for high-yield bonds virtually evaporated during early 1990. At that time, the Company reclassified these investments to the commercial credits portion of its loan portfolio. It now evaluates the likelihood of recovering its investment in these bonds on an issuer-by-issuer basis. The acquisitions have had no material effect on the nature and extent of the Company's commercial credits.

         Commercial credits represented less than 0.1% of the Bank's loan portfolio (exclusive of reserve for loan losses) at Dec. 31, 1993.

NONPERFORMING ASSETS

         The principal measures of asset problems are the levels of nonaccruing loans, loans under foreclosure, real estate owned (REO), the size of the provision for loan losses, loan charge-offs and the size of the write-downs in values of REO.

         Management ceases to accrue interest income on all loans when they become 90 days or more delinquent and reserves all interest accrued up to that time. In addition, when circumstances indicate concern as to the future collectibility of the principal of a commercial real estate, residential construction or land development loan, management stops accruing interest on the loan, whether or not it has reached the 90-day delinquency point. Thereafter, interest income is accrued only if and when, in management's opinion, projected cash proceeds are deemed sufficient to repay both principal and interest. All loans on which interest is not being accrued are referred to as loans on nonaccrual status.

         Nonperforming loans include those restructured loans not meeting current underwriting standards for new loan originations, loans on which payment is 90 days or more delinquent and loans that are under foreclosure (a category that includes properties for which decrees of foreclosure have been granted but that are held under sheriffs' certificates pending expiration of the borrowers' redemption rights). Nonperforming assets also include REO.

         See "Loan Quality and Provision for Loan Losses," pages 27 - 29 of Annual Report 1993, Exhibit III, which is incorporated herein by reference.

 Real Estate Owned and Repossessions

         Real estate that served as security for a defaulted loan and that became REO is recorded on the Bank's books at the lower of the outstanding loan balance (net of any reserves charged off) or fair market value, the determination of which takes into account the effect of sales and financing concessions that may be required to market the property. If management's estimate of fair market value at the time a property becomes REO is less than the loan balance, the loan is written down at that time by a charge to the loan loss reserve.

         As part of the 1990 change in reserving methodology described below, an REO reserve was established by recording a $7.0 million loss provision in the results of REO operations. The reserve provides for inherent losses that may result from unforeseen market changes in the REO portfolio and declines in fair values of properties subsequent to their initial transfer to REO.





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         REO properties are analyzed periodically to determine the adequacy of the REO reserve. Any adjustment in the reserve that results from such revaluations is either charged or credited to the results of REO operations in the period in which it is identified. Personal property that has been repossessed by WMSB or the FSB is generally recorded at the outstanding loan balance at the time the property was repossessed.

PROVISION FOR LOAN LOSSES AND LOAN LOSS RESERVES

         The 1990 provision for loan losses included a charge of $48.0 million resulting from the change in reserving methodology in the third quarter. This change shifted the Company from a traditional "loan-by-loan" analysis of providing for losses to a "general reserving" method. General reserves are based upon management's continuing analysis of pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the portfolio, historical loan loss trends, industry-wide loss experience, and current and anticipated economic conditions.

         As part of the process to determine the adequacy of the reserve for loan losses, the Company reviews its loan portfolios for specific weaknesses. A portion of the reserve is then allocated to reflect the loss exposure. When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the reserve for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: The loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current. The Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt. The fair value of the loan collateral is significantly below the current the loan balance, and there is little or no near-term prospect for improvement.

         In connection with the Pacific First acquisition, $46.0 million was added to the reserve for loan losses. The increase was based on an analysis of the risks inherent in the loan portfolio acquired from Pacific First.

         It is possible that the provision for loan losses may, in the future, rise as a percentage of total loans. The reserve for loan losses is maintained at a level sufficient to provide for estimated loan losses based on evaluating known and inherent risks in the loan portfolio. The reserve is based on management's continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factor include changes in the size and composition of the loan portfolio, actual loan loss experience, current and anticipated economic conditions, and detailed analysis of individual loans and credits for which full collectibility may not be assured. The detailed analysis includes techniques to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The appropriate reserve level is estimated based upon factors and trends identified by management at the time financial statements are prepared.

         See "Loan Quality and Provision for Loan Losses," pages 27 - 29 of Annual Report 1993, Exhibit III, which is incorporated herein by reference.

OTHER INVESTMENTS

 General

         WMSB has authority to make any investment deemed to be prudent by its board of directors, including investing in commercial paper, corporate bonds, mutual fund shares, debt and equity securities issued by creditworthy entities and interests in real estate located inside or outside of Washington State, without limitation as to use. The Federal Deposit Insurance





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Corporation Improvement Act of 1991 (FDICIA), however, prohibits a state bank
(such as WMSB) from making or retaining equity investments which are not permissible for a national bank, subject to certain exceptions. See "Regulation and Supervision." The FSB has authority to make investments specified by federal statutes and regulations, including governmental obligations, investment grade commercial paper, and investment grade corporate debt securities.

         The Company's investment portfolio totaled $4,012.0 million at Dec. 31, 1993. The Dec. 31, 1993 total included $2,976.6 million in mortgage-backed securities and participation certificates, $703.9 million of which were the result of securitizing WMSB mortgage loans. In addition, the Company holds a diverse portfolio of U.S. Treasury obligations, U.S. government agency obligations, corporate and public utility bonds and other debt securities. Included in corporate MBS were $139.8 million in collateralized mortgage obligations (CMOs). The Company regularly analyzes these securities and makes adjustments in their carrying value or yield as appropriate.

         Investments in corporate debt and equity securities have different risks than investments in real estate loans. The risk of loss upon default of the borrower is generally greater for corporate debt securities than for real estate loans. In addition, investments by the Company in debt or equity securities of an issuer are generally much larger than investments in any particular real estate loan, resulting in a greater impact on the Company in the event of default or decline in market value.

Accounting Issues

         In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No 115. This statement substantially changes the accounting method for investment securities. Under the statement, substantially all securities must be designated into one of three categories: held to maturity, available for sale and trading. Investments classified as held to maturity are to be maintained at amortized cost. Investments classified as available for sale are to be recorded at fair value, with changes in fair value from one period to the next charged or credited to equity. Investments classified as trading would also be recorded at fair value, but periodic changes in fair value would be recorded in the current statement of income. The statement anticipates that transfers out of, or sales from, the portfolio of securities classified as held to maturity should be rare and limited to certain identified circumstances. These circumstances include a significant deterioration of the issuer's creditworthiness; changes in tax law that reduces the tax-exempt status of interest on the debt security; major business combinations that require a significant disposition of assets to maintain the enterprise's existing interest rate risk or credit risk policy, and certain changes in statutory or regulatory investment authority or capital requirements. Any security that might be sold in response to changes in market interest rates, changes in the security's prepayment risk, increases in loan demand or general liquidity needs, or similar factors should not be classified as held to maturity. The statement is effective for periods after December 15, 1993, but may be applied as of the end of a fiscal year for financial statements that have not been previously issued.

         The Bank adopted this statement as of Jan. 1, 1994, and the majority of its securities fell into either the held to maturity ($2,544.9 million) or available for sale ($1,394.3 million) categories at Feb. 28, 1993. As of Dec. 31, 1993, substantially all of the investment securities and MBS held by the Bank had market values higher than their stated book values. If the market values of the portfolios at year-end remain at a comparable level, the adoption of this FASB statement will have a positive initial impact on the Bank's shareholders' equity position. If the Bank elects to maintain a sizeable portion of its securities in the available for sale portfolio it may result in increased volatility of stockholders' equity. This increased volatility may require the Bank to maintain a somewhat higher regulatory capital level than before the adoption of this accounting statement.

SOURCES OF FUNDS

 Savings

         Both WMSB and the FSB compete with other financial institutions in attracting savings deposits. WMSB accepts deposits at 69 financial centers in the state of Washington and the FSB accepts deposits at 83 financial centers in the state of Washington and 76 financial centers in the state of Oregon. Competition from commercial banks in Washington has been particularly strong due to their extensive branch systems. In addition, there is strong competition for savings dollars from credit unions, mutual funds and nonbank corporations, such as securities brokerage companies and other diversified companies, some of which have nationwide networks of offices.

         Generally lower interest rates since 1985 have reduced the attractiveness of bank deposits for many customers and curtailed the Company's deposit growth. In recent years, deposit growth has resulted almost exclusively from acquisitions. At Dec. 31, 1993, the Company's deposits totaled $9,351.4 million. The Pacific First acquisition and the Pioneer merger added approximately $3,831.7 million and $659.5 million in deposits, respectively. However, based on its experience, the Bank does not expect to retain all of such deposits. At Dec. 31, 1993, the rate of retention of Pacific First and Pioneer deposits is within the Company's expectations. Excluding deposits acquired with Pacific First, the Company's deposits declined slightly from Dec. 31, 1992 to Dec. 31, 1993.

         WMSB and the FSB offer traditional passbook and statement savings accounts as well as checking accounts. In addition, WMSB and the FSB offer money market deposit accounts (MMDAs), with higher minimum balances offering higher yields. At Dec. 31, 1993, there were $1,705.2 million in MMDAs.

         WMSB and the FSB offer a broad range of retail time deposits and, at Dec. 31, 1993, had a total of $4,804.4 million in retail time deposits, of which $2,151.8 million had original maturities longer than one year. The most popular time deposit is "Investor's Choice," which is a retail time deposit with maturities available from one to 120 months in any one of three deposit size categories. Interest rates on Investor's Choice deposits generally increase with increased maturity and amount. At Dec. 31, 1993, Investor's Choice time deposits totaled $3,460.2 million. Throughout 1992 and 1993, low interest rates on bank deposits have reduced their appeal to consumers, and depositors have tended to move their money from time deposits to MMDA and checking accounts where it is expected they will keep it until more favorable longer-term rates become available.

         In addition to its retail time deposits, the Company offers wholesale time deposits and brokered deposits. Wholesale time deposits have balances of at least $100,000 and are primarily sold to institutional investors. At Dec. 31, 1993, there was a total of $208.4 million in wholesale time deposits. In the past, WMSB offered BICs to qualified employee benefit plans. At Dec. 31, 1993, the Bank's deposits included a total of $53.0 million in BICs. Under FDICIA, BICs issued to non-governmental employee benefit plans after the effective date of the statute are not entitled to deposit insurance protection, and as a result almost no such plans are interested in BICs. From time to time the Company sells deposits through various brokers but at Dec. 31, 1993, had no brokered deposits.

 Borrowings

         In addition to accepting deposits, the Company borrows funds. Borrowings include the sale of securities subject to repurchase agreements, the purchase of federal funds, the issuance of mortgage-backed bonds or notes, capital notes and other types of debt securities, and funds obtained by the FSB as advances from the Federal Home Loan Bank of Seattle (FHLB). The Company also has access to the Federal Reserve Bank's discount window. Under Washington law, a savings bank may borrow up to 30% of total assets, but sales of securities subject to agreements to repurchase are not deemed borrowings under such law, and borrowings from federal, state or municipal governments, agencies or instrumentalities thereof also are not subject to the 30% limit.

         The Company actively engages in repurchase agreements with authorized broker-dealers and major customers selling U.S. government and corporate securities and MBS under agreements to repurchase them at a future date. As of Dec. 31, 1993, the Company had $2,173.7 million of such borrowings.

         The FSB is a member of the FHLB and, as such, had a borrowing line at Dec. 31, 1993, of 45% of assets. At Dec. 31, 1993, advances under this credit line totaled $2,079.9 million and are secured by the grant of a security interest in all FHLB stock owned by the FSB, deposits with the FHLB, and certain mortgage loans and deeds of trust and securities of the U.S. government and agencies thereof.

         As part of the Pacific First acquisition, the Bank assumed a $2.0 million medium-term note. The note is collateralized with mortgage-backed securities and matures in 1994. The Bank also assumed a $75.0 million note payable to the City of Tampa. The City of Tampa issued capital improvement revenue bonds in 1988 and invested a portion of the receipts with Pacific First. The note matures in 1998 and is subject to periodic withdrawals.

         In addition to the borrowings discussed above, at Dec. 31, 1993, the Company was in a position to obtain an additional $3,465.6 million, primarily through the use of collateralized borrowings and deposits of public funds using unpledged MBS and other wholesale borrowing sources. See "Liability and Capital Resources," pages 23 - 24 of Annual Report 1993, Exhibit III, which is incorporated herein by reference.

 Asset and Liability Management

         The long-run profitability of the Company depends not only on the success of the services it offers to its customers and the quality of its loans and investments, but also the extent to which its earnings are unaffected by changes in interest rates. Historically, the Company has had a "mismatch" between the maturities of its assets and liabilities because its customers have traditionally preferred short-term deposits and long-term fixed-rate loans. This mismatch generally is not a problem when interest rates are stable or are declining. When interest rates increase, however, the interest paid to depositors tends to rise much more quickly than the interest earned on loans and investments, reducing the Company's net interest spread and threatening its net interest income. The Company's asset and liability management program attempts to reduce the risk of a significant decrease in net interest income caused by interest rate changes without unduly penalizing current earnings.

 Adjusting Asset and Liability Maturities

         One means of reducing the effect of interest-rate volatility on net income is to shorten asset maturities. In recent years, the Company has attempted to do this by emphasizing ARM and short-term consumer loan programs. During periods of moderate to high market interest rates, originations of adjustable-rate loans have been well received by customers. But during periods of low market interest rates such as 1986 and again in the 1990's, customers have preferred fixed-rate mortgage loans. At the end of 1990, 52% of the Company's residential, residential construction and commercial real estate mortgage loan portfolio had variable or adjustable rates; at the end of 1991, 39% of such portfolio had variable or adjustable rates; and at the end of 1992, 42% of such portfolio had variable or adjustable rates. The level of the Company's variable or adjustable rate residential, residential construction and commercial real estate mortgage loan portfolio was 42% at Dec. 31, 1993, reflecting the continuing low interest rate environment.

         The Company has recently restricted asset growth in order to increase assets at a time of more favorable interest rates.

         Another way to reduce the effect of the volatility of interest rates is to lengthen liability maturities, which is difficult because of depositors' preferences for liquidity. This is apparent from the fact that at Dec. 31, 1993, the Company's MMDAs accounted for $1,705.2 million or 19% of total retail deposits and retail time deposits with maturities less than one year totaled $2,652.6 million or 30% of total retail deposits. However, in the first two months of 1994, the Bank did convert approximately $750.0 millions of its short-term FHLB borrowings into FHLB advances with average maturities of three years.

         The Company has used interest rate exchange agreements effectively to extend the maturities of its short-term liabilities. At Dec. 31, 1993, the Company had outstanding $725.0 million of such agreements with a weighted average maturity of approximately 4.4 years. The weighted average fixed interest rate paid by the Company was 6.06% and the weighted average interest rate received by it as of Dec. 31, 1993, was 3.38%.

         The Company has from time to time also used interest rate cap agreements and options on swaps to reduce the negative impact that rising interest rates could have on net interest income. At Dec. 31, 1993, there were eight interest rate cap agreements outstanding for an aggregate of $675.0 million and no options on swaps.

         Since Dec. 31, 1993, the Bank has entered into additional interest rate exchange agreements and interest rate cap agreements. The Bank now holds interest rate agreements and interest rate cap agreements with notional values of $1,125.0 million and $925.0 million, respectively. These agreements protect against the impact of rising interest rates. The cost of such agreements can have the negative effect of lowering current period earnings.

 Interest Rate Sensitivity Measurement

         A conventional measure of interest rate sensitivity for thrift institutions is to divide (i) the difference between total assets maturing or repricing within one year and total liabilities maturing or repricing within one year by (ii) total assets (the one-year gap).

         Using this conventional thrift measure, the Company's one-year gap at Dec. 31, 1993, after taking into account $850.0 million in hedging transactions entered into the first two weeks of January 1994, was a negative 10.8% compared to a negative 15.7% at year-end 1992, a negative 17.8% at year-end 1991 and a negative 18.5% at year-end 1990. See "Interest Rate Risk Management," pages 22
- - 23 of Annual Report 1993, Exhibit III, which is incorporated herein by reference.

         Since loans and MBS are generally subject to prepayment by the borrower, their actual maturities tend to be shorter than their contractual maturities. The Company uses actual prepayment experience and projected prepayments as published by investment banking firms and others to project the maturities and cash flows of its loans and other assets. Such projections are reviewed and adjusted on a quarterly basis or more frequently if there is a significant change in the interest rate environment. The expected level of prepayments is generally a function of the interest rate of the loan or the underlying rate on a mortgage security. The higher the coupon is above current market levels, the greater the expected level of prepayments. For example, at Dec. 31, 1993, loans with interest rates ranging from 7.00% to

8.00% were projected to prepay at a rate of approximately 8% each year, while loans with interest rates of 9.00% to 10.00% were projected to prepay at a rate of approximately 24% each year.

         Management believes that the conventional one-year gap measure does not fully reflect the interest rate sensitivity of an institution. To measure interest rate sensitivity accurately, total cash flows also must be analyzed. Total cash flows include projected interest receipts and payments as well as principal maturities and repricings. Utilizing this cash flow method, the Company's Dec. 31, 1993, one-year gap was a negative 7.0% compared to a negative 10.9% year-end 1992 and a negative 13.4% at year-end 1991. Management's established maximum limit for the one-year gap based upon the cash flow method was set at a negative 20% in 1987. The recent high levels of loan prepayments and the resulting change in prepayment assumptions, together with a shift in deposits from time deposits to savings and demand deposits (which the Bank considers to be non-interest sensitive for purposes of management's cash flow-oriented one-year gap calculation but which are included in the "repricing within one year" category for the conventional thrift measure), have accounted for substantially all of the reduction in the one-year gap since year-end 1991. Management may take actions necessary to further reduce the one-year gap when interest rates are likely, in its opinion, to rise. Reduction in the one-year gap may have the effect of decreasing net interest income in the short-term, while reducing interest rate sensitivity for the long-term. There can be no assurance that any such actions on the part of management can be accomplished on a timely basis or will have the desired effect.

         While the one-year gap measure may be useful, it is limited in its ability to predict trends in future earnings. It makes no presumptions about changes in prepayment tendencies, deposit or loan maturity preferences or repricing time lags that may occur in response to a change in the interest rate environment. For these reasons, the Bank utilizes financial modeling to forecast earnings under different interest rate projections. Although this modeling is very helpful in managing interest rate risk, it does require significant assumptions for the projection of loan prepayment rates, loan origination volumes and liability funding sources. These assumptions may prove to be inaccurate.

         In addition to the foregoing model assumptions, management has determined a range of reasonably likely interest rate scenario assumptions for use in the financial model. Net interest income is modeled under each of these scenarios to estimate the array of outcomes possible under these environments. This provides an indication of the volatility of net interest income under various interest rate environments. In this regard, management consistently monitors this volatility and has implemented policies to limit the degree of indicated volatility. Management continually reviews these ranges based on its perception of the interest rate environment. Although management believes that financial modeling is a valuable tool in managing the Bank's interest rate sensitivity, there can be no assurance that management will correctly and timely predict any future interest rate changes or that, if rates rise, the interest rate sensitivity ratio could be reduced quickly enough to prevent a significant decline in the net interest spread and net interest income.

THE FSB

         The FSB's principal business is attracting deposits from the public, making consumer loans and facilitating the origination of residential loans that are underwritten, closed and funded by WMSB. In recent years, the FSB has increased the size of its portfolio primarily by acquiring other institutions and by purchasing loan participations from WMSB. The range of deposit and loan products offered at the FSB branches is the same as those offered at WMSB, except that all of its deposits are insured through its membership in the SAIF to the extent permitted by law. The FSB is subject to comprehensive regulation and examination by the Office of Thrift Supervision (OTS) and to supervision and examination by the FDIC. See "Regulation and Supervision." Pioneer was merged into WMSB and so the Pioneer Merger had no material effect on the FSB and is not discussed below.

 Role of FSB in Acquisitions

         Most of the Company's growth since 1988 has occurred as a result of acquisitions. These acquisitions have generally been effected through branch acquisitions by, or mergers of acquired institutions into, the FSB, rather than WMSB, primarily for regulatory reasons. See "Regulation and Supervision." The acquired institutions or branches had deposits insured through the SAIF, which in the past prevented the acquisition from being made by WMSB, the deposits of which were insured exclusively through the BIF until the Pioneer Merger. In addition, the FSB has clear regulatory authority to have branches in Oregon, so acquisitions involving Oregon branches have been made by the FSB.

         The following table summarizes the acquisitions by the FSB through Dec. 31, 1993:

 ACQUISITION NAME                          DATE ACQUIRED          LOANS       DEPOSITS        TOTAL       BRANCHES
 ----------------                          -------------         --------     --------      ---------     --------
                                                                (DOLLARS IN MILLIONS)
 Columbia Federal and Shoreline            April 29, 1988        $   551.0    $   555.0     $   752.6         26
 Old Stone(2)                              June 1, 1990              229.5        292.6         294.0          7
 Frontier(1)                               June 30, 1990              --           95.6          --            6
 Williamsburg(1)                           Sept. 14, 1990             --           44.3          --            3
 VanFed Bancorp                            July 31, 1991             200.1        253.4         260.7          7
 CrossLand Savings(1)                      Nov. 8, 1991               --          185.4          --           15
 Sound Savings                             Jan. 1, 1992               16.8         20.5          23.5          1
 World Savings(1)                          March 6, 1992              --           37.8          --            2
 Great Northwest                           April 1, 1992             603.2        586.4         710.4         17
 Pacific First                             April 9, 1993           3,770.7      3,831.7       5,861.3        128

_____________________

(1) The acquisition was of branches and deposits only, and the only assets acquired were branch facilities or loans collateralized by acquired savings deposits.
(2)  This was an acquisition of selected assets and liabilities.

 The FSB's Role in Funding

         The FSB is a member of the FHLB and accordingly may borrow funds from the FHLB at rates that are lower than the rates available to WMSB, for certain maturities. WMSB withdrew from the FHLB as of Jan. 1, 1991, and under current federal law may not rejoin the FHLB until Jan. 2, 2001. The FSB may borrow an amount equal to 45% of its total assets from the FHLB, subject to required collateralization. See "Business -- Sources of Funds -- Borrowings." Increases in the FSB's assets thus increase the Company's ability to borrow from the FHLB whereas increases in WMSB's assets do not.

 Regulatory Restrictions on FSB/WMSB Relationship

         As a result of its ownership of the FSB, WMSB is a nondiversified unitary savings and loan holding company (an SLHC) within the meaning of the Home Owners' Loan Act (HOLA) and, as such, WMSB is subject to regulation by the OTS. See "Regulation And Supervision."

         The regulatory approvals for the acquisitions of Columbia Federal and Shoreline were subject to numerous conditions relating to the manner in which WMSB would operate the FSB. Among these conditions are the following: (i) that WMSB will cause the regulatory capital of the FSB to be maintained at a level consistent with applicable regulations (see "Regulation and Supervision"), (ii) that there will be restrictions relating to the payment of dividends by the FSB, (iii) that WMSB and the FSB will not cause or encourage the transfer or shift of deposit accounts from the FSB to WMSB, and (iv) that there will be restrictions relating to compensation to be paid by the FSB to WMSB for providing administrative services.

         Federal law restricts transactions between WMSB and the FSB. See "Regulation and Supervision -- Holding Company Regulation." These transactions generally must be on terms and conditions substantially the same as, or at least as favorable to the FSB as, transactions between unaffiliated parties. In addition, the OTS has refused to acknowledge that WMSB is a "bank" entitled to exemption from certain quantitative and qualitative restrictions on its transactions with the FSB. Thus, until Jan. 1, 1995, these restrictions will limit the aggregate amount of assets other than loans that the FSB may purchase from WMSB unless, among other things, available evidence demonstrates that the purchase price is equal to a readily ascertainable market price.

         Such federal restrictions are significant because the FSB generally did not make loans for its own portfolio until April 1993 and still does not make residential first-mortgage loans for its own portfolio. The FSB has increased the size of its portfolio primarily by purchasing loan participations from WMSB, and by acquiring other institutions. During 1990 the FSB purchased $580.4 million in loan participations from WMSB. Such purchases amounted to $300.6 million in 1991, $1,124.3 million in 1992 and $2,267 million in 1993. As the FSB's aggregate deposits have grown due to acquisitions, the volume of funds subject to regulatory restrictions on transactions between the FSB and WMSB has increased proportionately. In April 1993, the FSB began underwriting a broad range of consumer loans for its own portfolio. It is possible that in the future the FSB may underwrite first-mortgage residential loans for its own portfolio. Any such lending activity would be subject to OTS regulatory restrictions that differ in some respects from the FDIC guidelines that apply to lending by WMSB. No assurance can be given that the Company would maintain its efficiency in mortgage loan origination and securitization if its lending activities are thus subject to both FDIC and OTS standards.

NONBANKING SUBSIDIARY ACTIVITIES

         During the 1980s, WMSB acquired or established numerous subsidiaries through which it has been able to offer its customers a wider range of financial services. Although these operations are considered to be nonbanking activities, they are a part of the Bank's strategy of providing retail financial services. WM Financial, Inc. (WM Financial) was formed in 1985 as the downstream holding company for the Company's nonbanking subsidiaries. WM Financial coordinates the activities between WMSB and its nonbanking subsidiaries and the acquisition of additional subsidiaries.

         See "Nonbanking Subsidiary Operations," pages 30 - 31 of Annual Report 1993, Exhibit III, which is incorporated herein by reference.

         The following are WMSB's significant nonbanking subsidiaries:

 Securities

 Murphey Favre Murphey Favre is a registered broker-dealer that offers a full range of securities brokerage services. Murphey Favre has five free-standing offices and offices in most of the Company's financial centers. Murphey Favre's subsidiary, Murphey Favre Securities Services, Inc., provides advisory, administrative and support services to broker-dealers and to mutual funds.

 Composite Research Composite Research is a registered investment advisor that was acquired in 1982. Composite Research manages eight mutual funds and offers separate investment management for large accounts.

 Insurance

 WMIS WMIS was established in 1982 to act as an agent for companies offering a wide range of life and health insurance programs. WMIS also markets tax-deferred annuity contracts which include the Income Annuity, a flexible premium annuity that is issued by WM Life. WMIS previously offered property and casualty insurance but sold that part of its business in late 1989.

 WM Life WM Life is an Arizona-domiciled capital life insurance company that was purchased in 1983. Subsequent to the purchase, WMSB contributed additional capital and surplus to WM Life to qualify and maintain it as a direct writer of life insurance. WM Life is authorized under state law to issue annuities in seven states. WM Life currently issues the Income Annuity, a flexible premium annuity sold by Murphey Favre, by WMIS in Washington, and by Columbia Services, Inc., a subsidiary of the FSB, in Oregon, and the Composite Variable Annuity, a variable annuity sold by Murphey Favre. It also underwrites other flexible premium annuities which are sold by independent agents. WM Life owns Empire Life Insurance Co. (Empire), which is currently licensed under state law to issue annuities in 26 states. Empire currently issues flexible premium annuities sold by independent agents.

 Travel Services

 Mutual Travel   Mutual Travel is a full-service travel agency that was
established in 1985 and caters to individual, business, group and incentive travel. Mutual Travel is the largest locally owned travel agency in Washington.

EMPLOYEES

         The number of full time equivalent employees increased from 2,828 at Dec., 31, 1992 to 4,697 at Dec. 31, 1993 primarily as a result of the Pacific First acquisition. The Company believes that it has been successful in attracting quality employees. The Company believes its employee relations to be excellent.

TAXATION

         For federal income tax purposes, the Company reports its income and expenses using the accrual method of tax accounting and uses the calendar year as its tax year. Except for the bad debt reserve deduction and interest expense rules discussed in the footnotes to the financial statements in the Annual Report to Shareholders 1993, savings institutions such as WMSB and the FSB are subject to federal income tax, under existing provisions of the Code, in generally the same manner as other corporations.

         The state of Washington does not currently have a net income tax. A business and occupation tax based on a percentage of gross receipts is assessed on businesses. Currently, interest received on loans secured by first mortgages or deeds of trust on residential properties is not subject to such tax. However, it is possible that legislation will be introduced which would repeal or limit this exemption.

         The state of Oregon has a corporate excise tax which is imposed on the privilege of doing business in the state. Although Oregon does not permit taxpayers to carry back net operating losses, it does permit such losses to be carried forward to offset future years' taxable income for a period of up to eight years. As the Bank's operations in Oregon increase, the Oregon income tax has an increasing impact on the Bank's financial results.
         If and to the extent WMSB and its subsidiaries carry on activities in other states, they may in certain circumstances be subject to such states' tax laws.

ENVIRONMENTAL REGULATION

         The business of the Company is affected from time to time by federal and state laws and regulations relating to hazardous substances. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), owners and operators of properties containing hazardous substances may be liable for the costs of cleaning up the substances. CERCLA and similar state laws can affect the Company both as an owner of branches and other properties used in its business and as a lender holding a security interest in property which is found to contain hazardous substances. While CERCLA contains an exemption for holders of security interests, the exemption is not available if the holder participates in the management of a property, and some courts have construed broadly what constitutes participation in management of a property. Moreover, CERCLA and similar state statutes can affect the Bank's decision of whether or not to foreclose on a property. Before foreclosing on commercial real estate, it is the Company's general policy to obtain an environmental report, thereby increasing the costs of foreclosure. In addition, the existence of hazardous substances on a property securing a troubled loan may cause the Company to elect not to foreclose on the property, thereby reducing the Company's flexibility in handling the loan.

REGULATION AND SUPERVISION

General

         WMSB is subject to regulation and supervision by the Director of the Department of Financial Institutions of the State of Washington (State Director). Its deposit accounts are insured by the FDIC, primarily through the BIF and, as a result of the Pioneer merger, partially through the SAIF. The FDIC undertakes examination and regulation of WMSB and other state-chartered banks that are not members of the Federal Reserve system (the Non-Fed Banks). Federal and state laws and regulations govern, among other things, investment powers, deposit activities, borrowings, maintenance of guaranty funds and undivided profits. The FSB is subject to extensive regulation and examination by the OTS, which is its primary federal regulator. Its accounts are insured through the SAIF by the FDIC, which also examines and regulates the FSB. The FSB is a member of the FHLB. WMSB, in its capacity as a nondiversified unitary savings and loan holding company, is also subject to regulation by the OTS.

State Regulation and Supervision

         Savings banks in Washington, such as WMSB, are empowered by state statute to take deposits and pay interest thereon, to make loans on or invest in residential and other real estate, to make consumer loans, to invest, with certain limitations, in securities, and to offer various trust and banking services to their customers. See "Business." Under state law, savings banks in Washington also generally have all of the powers that federal mutual savings banks have under federal laws and regulations.

FDIC Insurance

         Deposits in WMSB and the FSB are separately insured by the FDIC to the applicable maximum limits in each institution. In the past, the annual assessment for FDIC insurance was a specified percentage of the insured institution's total amount of deposits as adjusted under the statute.

         FDICIA required the FDIC to develop a deposit insurance system, under which the assessment rate for an insurance depository institution would vary according to the level of risk it poses to the BIF or SAIF. The FDIC adopted a risk-based system, which went into effect on Jan. 1, 1994. This system bases an institution's risk category partly upon whether the institution is "well capitalized," "adequately capitalized," or "less than adequately capitalized." See "Regulation and Supervision -- Capital Requirements." Each insured depository institution is also assigned to one of three "supervisory subgroups" based on reviews by the institution's primary federal or state regulator, statistical analyses of financial statements, and other information relevant to gauging the risk posed by the institution. Based on its capital and supervisory subgroups, each institution is assigned an annual FDIC assessment rate varying between 0.23% of total adjusted deposits to 0.31% of total adjusted deposits. Regardless of the potential risk to the insurance fund, FDICIA prohibits assessment rates from falling below the current assessment rate of 23 cents per $100 of eligible deposits if the FDIC has outstanding borrowings from the U.S. Treasury Department or the FDIC's ratio of reserves to insured deposits is less than 1.25%.

Capital Requirements

         FDIC regulations recognize two types or tiers of capital: core capital (Tier 1) and supplementary capital (Tier 2). Core capital generally includes common stockholders' equity and noncumulative perpetual preferred stock, minus most intangible assets. Supplementary capital, which is limited to 100% of core capital, includes such items as cumulative perpetual preferred stock, mandatory convertible debt, term subordinated debt and limited life preferred stock; however, the amount of term subordinated debt and intermediate term preferred stock (original maturity of at least five years but less than 20 years) that may be included in supplementary capital is limited to 50% of Tier 1 capital.

         The FDIC currently measures an institution's capital using a leverage limit together with certain risk-based ratios. The FDIC's "minimum leverage capital requirement" specifies a minimum ratio of Tier 1 capital to total assets. Most banks are required to maintain a minimum leverage ratio of at least 4.00% to 5.00%. The FDIC retains the right to require a particular institution to maintain a higher capital level based on an institution's particular risk profile. The Company has calculated its leverage ratio to be 6.00% as of Dec. 31, 1993.

         FDIC regulations also establish a measure of capital adequacy based on ratios of qualifying capital to risk-weighted assets. Assets are placed in one of four categories and given a percentage weight -- 0, 20, 50 or 100% -- based on the relative risk of that category. For example, U.S. Treasury Bills and GNMA securities are placed in the zero percentage risk category, FNMA and FHLMC securities are placed in the 20% risk category, loans secured by one-to-four family residential properties and certain privately-issued MBS are generally placed in the 50% risk category, and commercial real estate and consumer loans are generally placed in the 100% risk category. In addition, certain off-balance sheet items are converted to balance sheet credit equivalent amounts, and each amount is then assigned to one of the four categories. Under the guidelines, the ratio of total capital (Tier 1 plus Tier 2 capital) to risk-weighted assets must be at least 8.00%, and the ratio of Tier 1 capital to risk-weighted assets must be at least 4.00%. WMSB, which must consolidate with the FSB when calculating its capital, has calculated its total risk-based ratio to be 10.59% as of Dec. 31, 1993, and its Tier 1 risk-based capital ratio to be 9.84%.

         The FSB is subject to OTS capital requirements. OTS regulations require savings associations to maintain core capital (which may include, for a limited time, certain amounts of qualifying supervisory goodwill) of at least 3.00% of assets and tangible capital (excluding all goodwill) of at least 1.50% of assets. As of Dec. 31, 1993, the FSB's core capital and tangible capital ratios were 6.81% and 6.73%, respectively. OTS regulations also require most institutions to maintain a minimum leverage capital ratio of at least 4.00% to 5.00%. As of Dec. 31, 1993, the leverage capital ratio of the FSB was 6.81%. OTS regulations incorporate a risk-based capital standard that is designed to be no less stringent than the capital standard applicable to national banks and is modeled in many respects on, but not identical to, the risk- based capital requirements adopted by the FDIC. As of Dec. 31, 1993, the FSB had core risk-based and total risk- based capital ratios of 10.79% and 10.69% respectively.

         FDICIA created a statutory framework that increased the importance of meeting applicable capital requirements. For both WMSB and the FSB, FDICIA establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. An institution's category will depend upon where its capital levels are in relation to relevant capital measures, which will include a risk-based capital measure and a leverage ratio capital measure, and upon certain other factors. The federal banking agencies (including the FDIC and the OTS) have adopted regulations which implement this statutory framework. Under these regulations, in order to be well capitalized a bank must have a ratio of total capital to risk- weighted assets of not less than 10.00%, a ratio of Tier 1 capital to risk- weighted assets of not less than 6.00%, and a leverage ratio of Tier 1 capital to total average assets of not less than 5.00% In order to be adequately capitalized, an institution must have a total risk-based capital ratio of not less than 8.00%, a Tier 1 risk-based capital ratio of not less than 4.00%, and a leverage ratio of not less than 4.00%. Any institution which is neither well capitalized nor adequately capitalized will be considered undercapitalized. Undercapitalized institutions are subject to certain regulatory controls and restrictions which become more extensive as an institution becomes more severely undercapitalized.

         FDICIA required the federal banking agencies (including the FDIC and the OTS) to revise their risk-based capital guidelines, to take into account interest-rate risk, concentration of credit risk, and risks associated with nontraditional activities. It also requires the guidelines to reflect the actual performance and expected risk of loss of multifamily mortgages. These provisions will affect the capital standing of all institutions, and may result in a need for increased capital. However, the ultimate effect of FDICIA risk-based capital provisions cannot be determined until final implementing regulations are adopted.

         In August 1993, the OTS promulgated a regulation that added an interest rate risk component to the risk-adjusted capital requirements for savings associations (such as the FSB). In reporting to the OTS on the third quarter of 1994, the FSB must include such a component in its capital calculations. The interest rate component will be equal to 50% of the amount, in excess of 2% of the institution's assets, by which the market value of the savings association's assets would decline as a result of a 200 basis point increase or decrease in market rates (whichever results in the greater decline). The amount of this interest rate component must be deducted from the institution's capital when calculating its capital for purposes of complying with the risk-adjusted capital requirements. Management has analyzed the effect of the regulation and believes that the effect of including such an interest rate risk component in the calculation of risk-adjusted capital will not cause the FSB to cease to be well-capitalized.

         On Feb. 22, 1994, the federal banking agencies jointly proposed a rule stating that each agency would, in determining the minimum capital requirements for a depository institution, consider matters related to that individual institution's concentration of credit and nontraditional activities, if any.

         As a condition of its acquisition of the FSB, WMSB agreed that it would cause the regulatory capital of the FSB to be maintained at levels consistent with applicable regulations. See "Business -- The FSB."

         According to applicable statutes, failure by either WMSB or the FSB to comply with applicable capital requirements would, if unremedied, result in restrictions on their activities and lead to enforcement actions against WMSB by the FDIC or against the FSB by the OTS, including, but not limited to, the issuance of a capital directive to ensure the maintenance of required capital levels. FDICIA requires the federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. Additionally, FDIC or OTS approval of any regulatory application filed for their review may be dependent on compliance with capital requirements.

FDIC and OTS Regulation and Examination

         The FDIC has adopted regulations to protect the insurance funds and the customers of FDIC-insured institutions. These regulations cover various subjects including advertising, forms of insured accounts, and shifting between the BIF and SAIF funds. The FDIC has also adopted numerous regulations to protect the safety and soundness of state-chartered Non-Fed Banks in particular. These regulations cover a wide range of subjects including financial reporting, change in bank control, affiliations with securities firms, and capital requirements. In certain instances, these regulations restrict the exercise of powers granted by state law.

         An FDIC regulation places a number of restrictions on the activities of WMSB's securities subsidiaries such as Murphey Favre, and on such subsidiaries' transactions with WMSB and the FSB. These restrictions include requirements that securities subsidiaries follow practices and procedures to distinguish them from WMSB and the FSB and that such subsidiaries give customers notice from time to time of this distinction.

         FDICIA also prohibits banks such as WMSB and their subsidiaries from exercising certain powers that were granted by state law to make investments or carry on activities "as principal" (i.e. for their own account) unless either
(a) national banks have power under federal law to make such investments or carry on such activities, or (b) the bank and such investments or activities meet certain requirements established by FDICIA and the FDIC. In addition, FDICIA prohibits such banks and their subsidiaries from underwriting insurance, except in states where they were doing so on Nov. 21, 1991. On such date, WM Life was underwriting insurance in two states and Empire was not underwriting insurance in any state; however, WM Life was issuing annuities in seven states and Empire was issuing annuities in eleven states. On Nov. 9, 1992, the FDIC issued a final rule concluding that annuities are not subject to this FDICIA prohibition because annuities are not insurance, but no assurance can be given that such a prohibition will not be applied to the issuance of annuities by WM Life and Empire Life at some time in the future.

         FDICIA imposed new supervisory standards requiring annual examinations, independent audits, uniform accounting and management standards, and prompt corrective action for problem institutions. As a result of FDICIA, depository institutions and their affiliates are subject to federal standards governing asset growth, interest rate exposure, executive compensation, and many other areas of depository institution operations. FDICIA contains numerous other provisions, including reporting requirements and revised regulatory standards for, among other things, real estate lending.

         The FDIC may sanction any Non-Fed Bank that does not operate in accordance with FDIC regulations, policies and directives. Proceedings may be instituted against any Non-Fed Bank, or any institution affiliated party, such as a trustee, director, officer, employee, agent, or controlling person of the bank who engages in unsafe and unsound practices, including violations of applicable laws and regulations. The FDIC may revalue assets of an institution, based upon appraisals, and may require the establishment of specific reserves in amounts equal to the difference between such revaluation and the book value of the assets. The Supervisor has similar authority under Washington law and the OTS has similar authority under HOLA. The FDIC has additional authority to terminate insurance of accounts, after notice and hearing, upon a finding that the insured institution is or has engaged in any unsafe or unsound practice that has not been corrected, or is operating in an unsafe or unsound condition, or has violated any applicable law, regulation, rule, or order of or condition imposed by the FDIC.

         Federal savings institutions such as the FSB are subject to regulatory oversight and examination by the OTS and the FDIC. HOLA and OTS regulations delimit such institutions' investment and lending powers. Federal savings institutions may not invest in noninvestment grade debt securities, nor may they generally make equity investments, other than investments in service corporations. In addition, the General Counsel of the OTS has interpreted federal law to restrict the FSB's investment in loans and MBS purchased from WMSB.

         Federal law and regulations require the FSB to maintain, for each calendar month, an average daily balance of liquid assets equal to not less than 5% of its average daily balance of total savings accounts and borrowings payable in one year or less, subject to certain adjustments for deposit outflows. This liquidity requirement may be changed from time to time.

Federal Reserve Regulation

         Under Federal Reserve Board regulations, WMSB and FSB are each required to maintain reserves against their transaction accounts (primarily checking and NOW accounts). Because reserves must generally be maintained in cash or in noninterest-bearing accounts, the effect of the reserve requirements is to increase an institution's cost of funds. These regulations generally require that WMSB and the FSB each maintain reserves against net transaction accounts in the amount of 3% on amounts of $51.9 million or less, plus 10% on amounts in excess of $51.9 million. Institutions may designate and exempt $4.0 million of certain reservable liabilities from these reserve requirements. These amounts and percentages are subject to adjustment by the Federal Reserve Board. A savings bank, like other depository institutions maintaining reservable accounts, may borrow from the Federal Reserve Bank "discount window," but the Federal Reserve Board's regulations require the savings bank to exhaust other reasonable alternative sources before borrowing from the Federal Reserve Bank.

         A Federal Reserve Board regulation implementing the Truth-in-Savings Act, which was part of FDICIA, went into effect in 1993. The purpose of the regulation is to assist consumers in comparing deposit accounts offered by depository institutions. The regulation requires disclosure of certain information to consumers before they open accounts and on any periodic statements provided by the institution. It also restricts institutions' determination of the account balance on which interest is calculated, as well as their advertisements.

Holding Company Regulation

         WMSB is a "unitary savings and loan holding company," as defined by federal law, because it owns one savings association, the FSB. See "Business -- The FSB." In order for WMSB to avoid the greater regulatory restrictions applicable to "multiple savings and loan holding companies," the FSB must remain a qualified thrift lender (QTL), meaning generally that at least 70% of a specified asset base must consist of certain assets related to domestic residential real estate. Failure by the FSB to remain a QTL would restrict WMSB's activities and restrict the FSB's ability, among other things, to branch, to pay dividends, and to obtain advances from the FHLB. The FSB is currently in compliance with this QTL test.

         HOLA and OTS regulations require WMSB, as a savings and loan holding company, to file annual and current reports with the OTS. In addition, WMSB must observe such recordkeeping requirements as the OTS may prescribe and is subject to holding company examination by the OTS. The OTS may take enforcement action if the activities of a savings and loan holding company constitute a serious risk to the financial safety, soundness, or stability of a subsidiary savings association. The FSB, as a holding company subsidiary that is a member of the SAIF, is subject to both qualitative and quantitative limitations on the transactions it conducts with WMSB and the other subsidiaries of WMSB. See "Business -- The FSB."

         The FDIC has authority to require FDIC-insured banks and savings associations to reimburse the FDIC for losses incurred by the FDIC in connection with the default of a "commonly-controlled" depository institution or with the FDIC's provision of assistance to such an institution. Institutions are "commonly-controlled" if they are controlled by the same holding company or if one depository institution controls another depository institution (as WMSB controls the FSB). However, no BIF member will be liable for any SAIF member and no SAIF member will be liable for any BIF member under this law until August of 1994, so long as the control relationship existed prior to August 9, 1989.

Recent and Proposed Legislation

         The Omnibus Budget Reconciliation Act of 1993 contains a provision which provides that in any liquidation or other resolution of any FDIC-insured depository institution, claims for administrative expenses of the receiver and for deposits in U.S. branches (including claims by the FDIC as subrogee of insured depository) will receive priority over the claims of general unsecured creditors.

         Various legislative proposals relating to depository institutions have been or are expected to be introduced in the current session of Congress.
These include proposals which, if enacted, would restrict or further regulate the sales of mutual funds and annuities by depository institutions or their affiliates.

ITEM 2 -- PROPERTIES

         WMSB's administrative office is located at 1201 Third Avenue, Seattle, Washington, 98101 and its telephone number is (206) 461-2000. WMSB and its subsidiary, the FSB, as of Jan. 1, 1993, conducted business from 228 financial centers, 27 home loan centers and an installment lending office in Salem, Oregon. Subsidiary operations, other than those of the FSB, are conducted in 16 non-financial center locations. Exhibit I sets forth additional information with respect to the offices of the Company at Jan. 1, 1994.

See "Bank Premises and Equipment," page 48 of Annual Report 1993 Exhibit III, which is incorporated herein by reference.

ITEM 3 -- LEGAL PROCEEDINGS

         The Bank has certain litigation and negotiations in progress resulting from activities arising from normal operations. In the opinion of management and the Bank's in-house legal counsel, none of these matters are likely to have a materially adverse effect on the Bank's financial position.

         On March 15, 1993, a lawsuit was filed against the Bank, WM Financial, the downstream holding company for the Bank's nonbanking subsidiaries, Murphey Favre, and certain present and former directors and officers of Murphey Favre. The plaintiffs purchased bonds of Homestead Savings (Homestead) of Millbrae, California from Murphey Favre. The lawsuit is brought under the Washington State Securities Act and alleges, among other things, misrepresentation by Murphey Favre as to the nature and investment value of the bonds, breaches of fiduciary obligations to the bond purchasers and violations of the Washington State Consumer Protection Act. Preliminary motions have been heard and amended complaints were filed on Sept. 28, 1993, and Jan. 11, 1994. Plaintiffs have moved to certify this case as a class action and the hearing on that motion will be held some time after May 1, 1994. An initial, court ordered mediation was held on Feb. 23, 1994. Another mediation is currently scheduled for April 27, 1994. The trial is currently scheduled for October 1994.

         A similar suit has been brought in Montana on behalf of Montana residents who purchased Homestead bonds from Murphey Favre. This case is in an earlier stage and no decision has been rendered on the initial motions.

         Management intends to defend both lawsuits vigorously. Because of the early stage of litigation, the final outcome of these actions cannot be determined at this time. The Bank is unable to estimate its exposure from the litigation but management does not believe that it will have a material adverse effect on the financial condition of the Bank.

ITEM 4 -- SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The information appearing under the captions "Principal Holders of Common Stock" and "Security Ownership of Directors and Principal Officers" on pages 2 through 5 of the Proxy Statement is incorporated herein by reference.

PART II

ITEM 5 -- MARKET FOR THE BANK'S PREFERRED AND COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

$3.75 NONCUMULATIVE CONVERTIBLE PERPETUAL PREFERRED STOCK, SERIES A

         In August 1989, WMSB issued 1.3 million shares of Noncumulative Convertible Perpetual Preferred Stock, Series A, at $50.00 per share for net proceeds of $63.2 million. In January 1993, the Bank issued a notice of redemption to all holders of the Preferred Stock, Series A. Virtually all holders of Preferred Stock, Series A, converted their shares into common stock prior to the redemption date of Feb. 12, 1993.

9.12% NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES C

         On Dec. 28, 1992, WMSB issued 2.8 million shares of Series C Preferred Stock at $25.00 per share for net proceeds of $67.4 million. The Series C Preferred Stock is traded OTC on the NASDAQ National Market System under the symbol WAMUO. The Series C Preferred Stock has a liquidation preference of $25.00 per share plus dividends accrued and unpaid for the then-current period. Dividends, if and when declared by the WMSB Board are at an annual rate of $2.28 per share. At Dec. 31, 1993, there were 2,800,000 shares issued and outstanding, and approximately 1,600 shareholders including registered and beneficial owners. The following table shows the high and low price range for the one week the Series C stock traded in fourth quarter 1992 and by quarter for the year ended Dec. 31, 1993:

                                              1993                              1992
                                    -----------------------           -----------------------
                                     High             Low              High             Low
                                    ------           ------           ------           ------
                 1st Quarter        $27.63           $25.25           $    -           $    -
                 2nd Quarter         28.25            27.00                -                -
                 3rd Quarter         28.38            27.00                -                -
                 4th Quarter         28.50            26.63            25.63            24.88

$6.00 NONCUMULATIVE CONVERTIBLE PERPETUAL PREFERRED STOCK, SERIES D

         On Dec. 28, 1992, WMSB issued 1.4 million shares of Series D Preferred Stock at $100.00 per share for net proceeds of $136.4 million. The Series D Preferred Stock is traded OTC on the NASDAQ National Market System under the symbol WAMUN. The Series D Preferred Stock has a liquidation preference of $100.00 per share plus dividends accrued and unpaid for the then-current period. Dividends, if and when declared by the WMSB Board are at an annual rate of $6.00 per share. At Dec. 31, 1993, there were 1,400,000 shares issued and outstanding and approximately 1,050 shareholders including registered and beneficial owners. The following table shows the high and low price range for the one week the Series D stock traded in fourth quarter 1992 and by quarter for the year ended Dec. 31, 1993:

                                              1993                              1992
                                    -----------------------          ------------------------
                                     High             Low             High              Low
                                    ------          -------          -------          -------
                 1st Quarter        $111.25         $ 96.75          $     -          $     -
                 2nd Quarter         110.50          101.50                -                -
                 3rd Quarter         121.00          110.00                -                -
                 4th Quarter         124.50          112.50           106.50           103.63

7.60% NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES E

                 On Sept. 24, 1993, WMSB issued 2.0 million shares of Series E Preferred Stock at $25.00 per share for net proceeds of $48.2 million The Series E Preferred Stock is traded OTC on the NASDAQ National Market System under the symbol WAMUM. The Series E Preferred Stock has a liquidation preference of $25.00 per share plus dividends accrued and unpaid for the then-current period. Dividends, if and when declared by the WMSB Board are at an annual rate of $1.90 per share. At Dec. 31, 1993, there were 2,000,000 shares issued and outstanding and approximately 850 shareholders including registered and beneficial owners. The following table shows the high and low price range for the one week the Series E stock traded in third quarter 1993 and for the fourth quarter 1993:

                                             1993
                                    -----------------------
                                     High             Low
                                    ------           ------
                 3rd Quarter        $25.38           $24.50
                 4th Quarter         26.00            24.75

COMMON STOCK

         WMSB's common stock was first issued in March 1983 and is traded OTC on the NASDAQ National Market System under the symbol WAMU. In August 1991, WMSB issued an additional 4,485,000 shares of common stock for net proceeds of $82.4 million. As of Feb. 28, 1994, there were 60,090,996 shares issued and outstanding and approximately 44,000 shareholders including registered and beneficial owners.

         The following table shows the high and low stock prices by quarter for the two years ended Dec. 31, 1993, adjusted for the first quarter 1992 and the third quarter 1993 50% stock dividends:

                                               1993                              1992
                                    -----------------------           -----------------------
                                     High             Low              High             Low
                                    ------           ------           ------           ------
                 1st Quarter        $24.08           $17.92           $15.50           $11.75
                 2nd Quarter         23.00            18.08            17.58            13.42
                 3rd Quarter         27.38            22.25            18.33            15.83
                 4th Quarter         28.38            22.63            22.50            16.50

         Retained earnings of WMSB at Dec. 31, 1993, included approximately $209.7 million for which no provision for federal income taxes has been made due to the treatment for determining bad debt deductions for tax reporting purposes. If, in the future, such untaxed income is used for any purpose other than to absorb bad debt losses or if WMSB does not meet the 60 percent qualified assets test, WMSB will incur a tax liability at the then current corporate income tax rate. Management does not contemplate that such reserves will be used for any purpose which would result in the payment of federal income taxes.

         In December 1985, WMSB declared its first dividend on common stock of 10 cents per share (before adjustment for the stock dividends discussed below). In the third quarters of 1987 and 1986, WMSB declared a 50 percent stock dividend along with the continuance of a regular cash dividend on its shares of common stock. In the first quarter of 1992 and the third quarter of 1993, WMSB declared a 50 percent stock dividend along with the continuance of regular cash dividends on its shares of common stock. All four stock dividends had the effect of three-for-two stock splits. The cash dividends declared adjusted for the effect of the stock dividends were as follows:

                                 1993        1992        1991       1990        1989
                                 ----        ----        ----       ----        ----
                 1st quarter     $.10        $.07        $.05       $.05        $.04
                 2nd quarter      .11         .08         .06        .05         .05
                 3rd quarter      .14         .09         .06        .05         .05
                 4th quarter      .15         .09         .07        .05         .05

Payment of future dividends is subject to a declaration by WMSB's Board of Directors. Factors considered in determining the size of dividends are the amount and stability of profits, adequacy of capitalization, and expected asset and deposit growth.

         The dividend policy of WMSB also is influenced by legal, regulatory, and economic restrictions. According to Washington law, WMSB may not declare or pay a cash dividend if doing so would cause its net worth to be reduced below (i) the amount required for the protection of preconversion depositors or
(ii) the net worth requirements, if any, imposed by the Supervisor and the FDIC. Dividends may be paid only out of current or accumulated net profits and no distributions may be made out of capital surplus accounts.

ITEM 6--SELECTED FINANCIAL DATA

         The Financial Summary for the five years ended Dec. 31, 1993, on page 18 of the Annual Report 1992 Exhibit III is incorporated herein by reference. Discussion of cash dividends is included in Part II, Item 5, above.

ITEM 7--MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

         Management's Financial Review on pages 19 through 32 of the Annual Report 1992 Exhibit III, which pertains to the three fiscal years ended Dec. 31, 1993, is incorporated herein by reference.

ITEM 8--FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         The Independent Auditors' Report appearing on page 33 and the Consolidated Financial Statements and Notes appearing on pages 34 through 63 of the Annual Report 1993 Exhibit III are incorporated herein by reference.

PART III

ITEM 9--DIRECTORS AND PRINCIPAL OFFICERS OF WMSB

(a) Directors of WMSB-The information appearing on pages 5 through 7 of the Proxy Statement, pertaining to the election of directors and Board of Directors' meetings and committees, is incorporated herein by reference.

(b) Principal Officers of WMSB-The following table sets forth certain information regarding the principal officers of WMSB.

                                                                                                        EMPLOYEE OF
 PRINCIPAL OFFICERS                     AGE                  CAPACITY IN WHICH SERVED                   BANK SINCE
 ------------------                     ---                  ------------------------                   ----------
 Kerry K. Killinger                     44   Chairman of the Board of Directors, Chief Executive           1983
                                             Officer and President
 William A. Longbrake                   50   Senior Executive Vice President and Chief Financial           1982
                                             Officer
 Lee D Lannoye                          55   Executive Vice President                                      1988
 Craig E. Tall                          47   Executive Vice President                                      1985
 Michael D. Towers                      49   Executive Vice President                                      1986
 S. Liane Wilson                        50   Executive Vice President                                      1985
 Deanna W. Oppenheimer                  35   Executive Vice President                                      1985
 Norman H. Swick                        44   Senior Vice President and General Auditor                     1980
 Douglas G. Wisdorf                     39   Senior Vice President and Controller                          1976
 Larry R. Bond                          59   Senior Vice President                                         1965
 Susan C. Barrett                       36   Senior Vice President                                         1980
 Jack A. Cornick                        47   Senior Vice President                                         1965
 Alan J. Doman                          48   Senior Vice President                                         1976
 Lindy J. Friedlander                   45   Senior Vice President                                         1981
 Steven P. Freimuth                     36   Senior Vice President                                         1988
 Robert J. Flowers                      50   Senior Vice President                                         1970
 Marc R. Kittner                        38   Senior Vice President and Corporate Counsel                   1988
 Robert J. Mathison                     46   Senior Vice President                                         1988
 David G. Murphy                        43   Senior Vice President                                         1972
 M. Lynn Ryder                          56   Senior Vice President                                         1974
 Gregory D. Newton                      42   Senior Vice President                                         1991
 Michael L. Amato                       37   Senior Vice President                                         1982
 William L. Lynch                       42   Vice President, Corporate Secretary                           1982

         Mr. Killinger was appointed Chairman of the Board of Directors in 1991 and Chief Executive Officer in 1990. He had become an Executive Vice President of WMSB in 1983, a Senior Executive Vice President of WMSB in 1986, and the President and a director of WMSB in 1988.

         Mr. Longbrake became the Chief Financial Officer of WMSB in 1988 and a member of the WMSB Executive Committee at its formation in 1990. He had become an Executive Vice President and Treasurer of WMSB in 1982 and a Senior Executive Vice President of WMSB in 1986.

         Mr. Lannoye became an employee and an Executive Vice President of WMSB in 1988 and a member of WMSB's Executive Committee at its formation in 1990. In his capacity as Executive Vice President, Mr. Lannoye is responsible for lending administration.

         Mr. Tall became an Executive Vice President of WMSB in 1987 and a member of WMSB's Executive Committee at its formation in 1990. In his capacity as Executive Vice President, Mr. Tall is responsible for corporate development.

         Mr. Towers became an Executive Vice President of WMSB in 1986 and a member of WMSB's Executive Committee at its formation in 1990. In his capacity as Executive Vice President, Mr. Towers is responsible for retail financial services.

         Ms. Wilson became an Executive Vice President in 1988 and a member of WMSB's Executive Committee at its formation in 1990. In her capacity as Executive Vice President,

Ms. Wilson is responsible for operations and administration. She joined WMSB in 1985 as a Senior Vice President.

         Ms. Oppenheimer has been an employee and officer of WMSB since 1985. She became an Assistant Vice President in 1986, a Vice President in 1987, a Senior Vice President in 1989, and a member of WMSB's Executive Committee at its formation in 1990. In this capacity she is responsible for corporate relations and marketing. She became an Executive Vice President of WMSB in 1993.

         Mr. Swick has been an employee and officer of WMSB since 1980. He became a Vice President in 1984, Senior Vice President in 1988, and General Auditor of WMSB in 1989. In this capacity he monitors WMSB's internal controls and compliance with all laws and regulations.

         Mr. Wisdorf joined WMSB in 1976 and has been an officer since 1978. Since 1986 he has served as Vice President and Controller and became Senior Vice President and Controller in 1991. In this capacity he serves as principal accounting officer of WMSB.

         Mr. Bond has served as a Senior Vice President of WMSB since 1988. He became an employee and officer of WMSB in 1965, a Vice President in 1973, and a Regional Vice President in 1984.

         Ms. Barrett joined WMSB in 1980. She became an officer in 1984, Vice President in 1987 and Senior Vice President in 1993.

         Mr. Cornick has served as a Senior Vice President of WMSB since 1988. He became an employee of WMSB in 1965, an officer in 1971, and a Regional Vice President in 1984.

         Mr. Doman has served as a Senior Vice President of WMSB since 1985. He became an employee and officer of WMSB in 1976.

         Ms. Friedlander has served as a Senior Vice President of WMSB since 1988. She became an employee of WMSB in 1981, an officer in 1982, and a Vice President in 1984.

         Mr. Freimuth became a Senior Vice President of WMSB in 1991. He joined WMSB in 1988 as a Vice President when WMSB acquired Columbia Federal.

         Mr. Flowers became a Senior Vice President of WMSB in 1991. He joined WMSB in 1970 and became a Vice President in 1976.

         Mr. Kittner became Senior Vice President and Corporate Counsel of WMSB in 1992. He joined WMSB in 1988 as Managing Staff Attorney and Vice President and became Senior Counsel of WMSB in 1989. From 1983 to 1988, Mr. Kittner was an attorney with the law firm of Preston, Thorgrimson, Holman and Ellis (now Preston, Thorgrimson, Shidler, Gates and Ellis).

         Mr. Mathison joined WMSB in 1988 as Senior Vice President. Mr. Mathison previously was a Vice President of Peoples National Bank of Washington.

         Mr. Murphy has served as a Senior Vice President of WMSB since 1988. He became an employee of WMSB in 1972, an officer in 1976, and a Vice President in 1981.

         Ms. Ryder has served as Senior Vice President of WMSB since 1984. She joined WMSB in 1974, became an officer in 1976, and a Vice President in 1978.

         Mr. Newton joined WMSB as Vice President, Portfolio Management in 1992 and became Senior Vice President in 1994. Previously he was Vice President and Manager, Investments and Treasury, First Interstate Bank of Washington.

         Mr. Amato joined WMSB in 1982. He became an officer in 1987, a Regional Vice President in 1991 and Senior Vice President, Retail Financial Services in 1994.

         Mr. Lynch joined WMSB in 1982, became Corporate Secretary of WMSB in 1985 and Vice President in 1989.

ITEM 10--MANAGEMENT COMPENSATION AND TRANSACTIONS

         The information appearing on pages 7 through 10 of the Proxy Statement under the captions "Director Compensation and Related Transactions," "Remuneration of Executive Officers," and "Compensation Pursuant to Stock Option Grants" and on page 19 under the caption "Compliance with Section 16(a) of the Securities Exchange Act" is incorporated herein by reference.

PART IV

ITEM 11--EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM F-3

(a)      (1)     Financial Statements-
                                                                               Reference Page in 1993
                                                                            Annual Report to Shareholders
                                                                            -----------------------------
                          Independent Auditor's Report                                     33
                          Consolidated Statements of Income                             34-35
                          Consolidated Statements of Financial Position                    36
                          Consolidated Statements of Stockholders' Equity                  37
                          Consolidated Statements of Cash Flows                         38-39
                          Notes to Consolidated Financial Statements                    40-63

         (2) All required financial statement schedules are included in the "Notes to the Consolidated Financial Statements" on pages 40 through 63 of the Annual Report which is incorporated herein by reference.

(b)      Form F-3's were filed pertaining to the following items:
         (1) September 1993 - in relation to the completion of the Preferred Stock Series E offering and the redemption of 10.50 percent capital notes.

(c)      Exhibits--
         (1)     a.  Articles of Incorporation See Exhibit V.
                 b.  Bylaws See Exhibit VI.
         (2) Instruments defining the rights of security holders, including indentures ; Exhibit VII (Indenture for Mortgage-Backed Medium-Term Notes, Series A); Exhibit VIII (Shareholder
                 Rights Plan); Exhibit IX (Designation of Terms of Series C Preferred Stock); Exhibit X (Designation of Terms of Series D Preferred Stock); Exhibit XI (Designation of Terms of Series E Preferred Stock).
         (3) Material contracts--See Exhibit XII and XIII (Stock Option Plans); Exhibit XIV (Description of Bank Achievement Award
                 Plan); Exhibits XV through XX (Employment Contracts for Kerry
                 K. Killinger, William A. Longbrake, Lee D. Lannoye, Craig E. Tall, Michael D. Towers, S. Liane Wilson); Exhibit XXI (Lease for Head Office Facility; Exhibit XXII (Stock Purchase Agreement (Pacific First acquisition)); Exhibit XXIII (Supplemental Employee Retirement Plan); Exhibit XXIV (Restricted Stock Plan).
         (4) Statement re: computation of earnings per common share-- Earnings per common share for 1993, 1992 and 1991 have been calculated using the weighted average number of shares outstanding for the period, which were 58,954,059 shares, 52,529,967 shares and 45,924,301 shares, respectively.
         (5)     Statements re: computation of ratios Not applicable.
         (6) Annual reports to security holders--See the attached Annual Report 1993 (Exhibit III) and Proxy Statement (Exhibit IV).
         (7) Letter regarding change in accounting principles--Not applicable.
         (8)     Previously unfiled documents--None.
         (9)     Subsidiaries--See Exhibit II.
         (10)    Properties--See Exhibit I.

                         WASHINGTON MUTUAL SAVINGS BANK

                                    FORM F-2

                   FORM FOR THE ANNUAL REPORT OF A BANK UNDER
               SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

                          YEAR ENDED DECEMBER 31, 1993
________________________________________________________________________________


                              SCHEDULE OF EXHIBITS

         EXHIBIT I        --    Properties
         EXHIBIT II       --    Subsidiaries
         EXHIBIT III      --    Annual Report to Shareholders
         EXHIBIT IV       --    Proxy Statement for Annual Meeting of Shareholders
         EXHIBIT V        --    Articles of Incorporation
         EXHIBIT VI       --    Bylaws
         EXHIBIT VII      --    Indenture for Mortgage-Backed Medium-Term Notes, Series A
                                (assumed from Pacific First)
         EXHIBIT VIII     --    Shareholder Rights Plan*
         EXHIBIT IX       --    Designation of Terms of Series C Preferred Stock*
         EXHIBIT X        --    Designation of Terms of Series D Preferred Stock*
         EXHIBIT XI       --    Designation of Terms of Series E Preferred Stock
         EXHIBIT XII      --    1984 Stock Option Plan, approved by shareholders in 1984*
         EXHIBIT XIII     --    1994 Stock Option Plan  (attachment to 1994 Proxy Statement for Annual Meeting of Shareholders)
         EXHIBIT XIV      --    Description of Bank Achievement Award Plan*
         EXHIBIT XV       --    Employment Contract for Kerry K. Killinger*
         EXHIBIT XVI      --    Employment Contract for William A. Longbrake*
         EXHIBIT XVII     --    Employment Contract for Lee D. Lannoye*
         EXHIBIT XVIII    --    Employment Contract for Craig E. Tall*
         EXHIBIT XIX      --    Employment Contract for Michael D. Towers*
         EXHIBIT XX       --    Employment Contract for S. Liane Wilson*
         EXHIBIT XXI      --    Lease for Head Office Facility*
         EXHIBIT XXII     --    Stock Purchase Agreement  (Pacific First acquisition)
         EXHIBIT XXIII    --    Supplemental Employee Retirement Plan
         EXHIBIT XXIV     --    Restricted Stock Plan

Note: Exhibits I through XXIV filed under separate cover with Federal Deposit
      Insurance Corporation.

*Exhibits previously filed with Federal Deposit Insurance Corporation.

EXHIBIT II-SUBSIDIARIES

                         WASHINGTON MUTUAL SAVINGS BANK

                                                                      STATE OR OTHER
                                                                       JURISDICTION
                                                                     OF INCORPORATION         PERCENT
NAME OF SUBSIDIARY                    AFFILIATE PARENT               OR ORGANIZATION        OF OWNERSHIP
- ------------------                    ----------------               ---------------        ------------
Benefit Service Corp.                 WM Financial, Inc.               Washington               100%
Benefit Service Corp.
of Alaska                             Benefit Service Corp.            Washington               100%
Builders Mortgage Corp.               Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
Columbia Services, Inc.               Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
Composite Research &
Management Co.                        WM Financial Inc.                Washington               100%
Empire Life Insurance Co.             WM Life Insurance Co.            Washington               100%
First Columbia Escrow, Inc. (1)       Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
Fulmer and Co., Inc. (1)              Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
GNW Land Company (1)                  Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
General Travel Service, Inc.          Signature Travel, Inc.           Washington               100%
Holiday House, Inc.                   Signature Travel, Inc.           Washington               100%
Kawaguchi Travel Service, Inc.        Mutual Travel, Inc.              Washington               100%
Mill Maple Properties, Inc.           Washington Mutual,
                                      a Federal Savings Bank             Oregon                 100%
Mill Plain One, Inc.                  Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
Mill Plain Two, Inc. (1)              Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
Mill Plain Three, Inc.                Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
Mill Plain Four, Inc. (1)             Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
Murphey Favre, Inc.                   WM Financial, Inc.               Washington               100%
Murphey Favre                         Murphey Favre
Housing Managers, Inc.                Properties, Inc.                 Washington               100%
Murphey Favre Properties, Inc.        WM Financial, Inc.               Washington               100%

                         WASHINGTON MUTUAL SAVINGS BANK

                                                                      STATE OR OTHER
                                                                       JURISDICTION
                                                                     OF INCORPORATION         PERCENT
NAME OF SUBSIDIARY                    AFFILIATE PARENT               OR ORGANIZATION        OF OWNERSHIP
- ------------------                    ----------------               ---------------        ------------
Murphey Favre
Securities Services, Inc.             Murphey Favre, Inc.              Washington               100%
Mutual Travel, Inc.                   WM Financial, Inc.               Washington               100%
North American Acceptance             Washington Mutual,
Corporation                           a Federal Savings Bank           Washington               100%
Pacific First Insurance,              Washington Mutual,
Inc. (WA)                             a Federal Savings Bank           Washington               100%
Pacific First Insurance,              Washington Mutual,
Inc. (OR)                             a Federal Savings Bank           Washington               100%
Pacific First Investment              Washington Mutual,
Services, Inc.                        a Federal Savings Bank           Washington               100%
Pacific First Securities, Ltd.        Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
Pioneer Properties, Inc.              Washington Mutual
                                      Savings Bank                     Washington               100%
Preston Properties                    Preston Ridge Financial
Arizona, Inc.                         Services Corporation             Washington               100%
Preston Properties                    Preston Ridge Financial
California, Inc.                      Services Corporation             Washington               100%
Preston Properties                    Preston Ridge Financial
Georgia, Inc.                         Services Corporation             Washington               100%
Preston Properties                    Preston Ridge Financial
Texas, Inc.                           Services Corporation             Washington               100%
Preston Property Management           Preston Ridge Financial
Company                               Services Corporation             Washington               100%
Preston Ridge Financial               Washington Mutual
Services Corporation                  Savings Bank                     Washington               100%
SS Service Corporation                Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
Seacoast Cleaning and                 Washington Mutual,
Maintenance, Inc. (2)                 a Federal Savings Bank           Washington               100%
Seacoast Escrow, Inc.                 Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
Seacoast Management, Inc.             Washington Mutual,
                                      a Federal Savings Bank           Washington               100%

                         WASHINGTON MUTUAL SAVINGS BANK

                                                                      STATE OR OTHER
                                                                       JURISDICTION
                                                                     OF INCORPORATION         PERCENT
NAME OF SUBSIDIARY                    AFFILIATE PARENT               OR ORGANIZATION        OF OWNERSHIP
- ------------------                    ----------------               ---------------        ------------
Seacoast Mortgage, Inc.               Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
Signature Travel, Inc.                Mutual Travel, Inc.              Washington               100%
VanFed Appraisal Company              Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
VanFed Investment Service,            Washington Mutual,
Inc.                                  a Federal Savings Bank           Washington               100%
VanFed Mortgage Company               Washington Mutual,
                                      a Federal Savings Bank           Washington               100%
WM Financial, Inc.                    Washington Mutual
                                      Savings Bank                     Washington               100%
WM Life Insurance Co.                 WM Financial, Inc.                 Arizona                100%
Washington Mutual,                    Washington Mutual
a Federal Savings Bank                Savings Bank                       Federal                100%
Washington Mutual Insurance
Services                              WM Financial, Inc.               Washington               100%
Western World Escrow Corp. (2)        Washington Mutual,
                                      a Federal Savings Bank           Washington               100%

(1) Inactive or dormant
(2) Administratively dissolved

                            SIGNATURES BY REGISTRANT

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Washington Mutual Savings Bank




                                       /s/  Kerry K. Killinger
                                       -----------------------------------------
                                       Chief Executive Officer and President




                                       /s/  William A. Longbrake
                                       -----------------------------------------
                                       Chief Financial Officer




                                       /s/  Douglas G. Wisdorf
                                       -----------------------------------------
                                       Controller


Date March 29, 1994
     -----------------

                            SIGNATURES BY REGISTRANT


         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


/s/  Kerry K. Killinger                                     /s/  Dr. Samuel B. McKinney
- -------------------------------------------                 ------------------------------------------
Chairman, Chief Executive Officer and                       Director
President; Director

/s/  Sally S. Behnke                                        /s/  Michael K. Murphy
- -------------------------------------------                 ------------------------------------------
Director                                                    Director


/s/  Douglas P Beighle                                      /s/  F.X. Olanie
- -------------------------------------------                 ------------------------------------------
Director                                                    Director


/s/  Herbert M. Bridge                                      /s/  Louis H. Pepper
- -------------------------------------------                 ------------------------------------------
Director                                                    Director


/s/  Roger H. Eigsti                                        /s/  William G. Reed, Jr.
- -------------------------------------------                 ------------------------------------------
Director                                                    Director


/s/  John W. Ellis                                          /s/  Janet H. Skadan
- -------------------------------------------                 ------------------------------------------
Director                                                    Director


/s/  Daniel J. Evans                                        /s/  James H. Stever
- -------------------------------------------                 ------------------------------------------
Director                                                    Director


/s/  Dr. William P Gerberding
- -------------------------------------------
Director





Date     March 15, 1994
         --------------

FIVE-YEAR FINANCIAL SUMMARY

                                                                               Year Ended December 31,
                                                     -------------------------------------------------------------------------
(dollars in thousands, except for per share amounts)     1993           1992            1991            1990           1989
                                                     -----------     ----------      ----------      ----------     ----------
Net interest income                                  $   529,431     $  329,558      $  234,061      $  193,057     $  152,836
Provision for loan losses                                 35,000         14,000          21,627          61,549         21,382
Other income                                             143,862         90,692          94,475          66,924         55,280
Other expense                                            369,264        230,896         183,792         166,295        158,030
                                                     -----------     ----------      ----------      ----------     ----------
Income before income taxes, extraordinary
  items and cumulative effect of change in
  tax accounting method                                  269,029        175,354         123,117          32,137         28,704
Income taxes                                              93,765         60,247          42,526          20,508          8,287
Extraordinary items, net of federal
  income tax effect                                       (8,953)        (4,638)             --              --         (1,999)
Cumulative effect of change in tax
  accounting method                                       13,365             --              --              --             --
                                                     -----------     ----------      ----------      ----------     ----------
Net income                                           $   179,676     $  110,469      $   80,591      $   11,629     $   18,418
Net income attributable to common stock              $   166,118     $  105,594      $   75,716      $    6,754     $   17,226
Net income per common share(1):
  Primary                                                  $2.82          $2.01           $1.65           $0.15          $0.41
  Fully diluted                                             2.67           1.91            1.58            0.15           0.41
Cash dividends declared per share:
  Preferred stock                                         $ 7.56          $3.75           $3.75          $ 3.75          $0.92
  Common stock(1)                                           0.50           0.33            0.24            0.20           0.19
Common stock dividend payout ratio                         15.98%         19.22%          17.35%          83.27%         37.92%
Return on average assets                                    1.31           1.24            1.04            0.15           0.26
Return on average stockholders' equity                     16.92          15.16           14.08            2.27           4.15
Return on average common stockholders' equity              17.73          15.17           14.08            2.27           4.15
Assets                                               $15,827,228     $9,911,602      $7,970,427      $7,659,973     $7,243,845
Investment securities                                  1,035,392        401,975         333,548         283,304        315,486
Mortgage-backed securities                             2,976,608      2,183,575       1,781,939       1,825,956      1,953,880
Loans:
  Residential                                          6,680,466      4,332,236       3,182,502       3,071,241      2,895,158
  Residential construction                               409,789        350,736         326,508         328,262        173,409
  Commercial real estate                               1,828,266        988,712         832,393         826,781        918,641
  Manufactured housing, second mortgage
    and other consumer                                 2,081,189      1,087,997         940,252         769,940        484,022
  Commercial credits                                       6,606         13,969          22,208          54,381         80,356
  Reserve for loan losses                               (115,214)       (53,970)        (52,305)        (52,843)       (25,167)
                                                     -----------     ----------      ----------      ----------     ----------
    Total loans                                       10,891,102      6,719,680       5,251,558       4,997,762      4,526,419
Deposits                                               9,351,402      6,058,112       5,410,236       5,009,947      4,417,833
Annuities                                                713,383        571,428         433,767         316,884        221,061
Borrowings                                             4,337,262      2,164,224       1,355,541       1,748,588      1,970,451
Preferred stock                                          252,053        266,633          63,152          63,151         63,151
Stockholders' equity (inclusive of preferred stock)    1,195,704        995,036         658,326         505,506        506,861
Stockholders' equity ratio                                  7.55%         10.04%           8.26%           6.60%          7.00%
Leverage capital ratio                                      6.00           9.35            7.57            5.77           6.27
Book value per common share(1)                            $16.42         $14.37          $12.00          $10.65         $10.92
Number of common shares outstanding(1)                60,090,996     53,787,701      49,661,491      42,277,990     41,247,477
Number of preferred shares outstanding                 6,200,000      5,494,150       1,300,000       1,300,000      1,300,000

(1) Net income per common share, cash dividends declared per common share, book value per common share and number of common shares outstanding for 1992, 1991, 1990 and 1989 have been adjusted for the third quarter 1993 and first quarter 1992 50 percent stock dividends, each of which had the effect of a three-for-two stock split.

MANAGEMENT'S FINANCIAL REVIEW

OVERVIEW

Washington Mutual's business strategy of concentrating on consumer banking, along with the favorable interest rate environment and acquisitions in 1993, enabled the Bank to report records for net interest income, net interest margin, loan originations, total assets and total deposits. The Bank also increased the profits of its nonbanking subsidiaries, decreased nonperforming assets and completed a successful public stock offering. In 1994, the Bank will remain focused on the consumer banking strategy it has implemented during the past several years.

Net income for 1993 of $179.7 million grew 63 percent from $110.5 million for 1992, and 37 percent from $80.6 million for 1991. Fully diluted earnings per share were $2.67 in 1993, compared with $1.91 in 1992 and $1.58 in 1991. Return on average assets (ROA) of 1.00 percent or higher and return on average stockholders' equity (ROE) of 15.00 percent or greater are benchmarks of successful financial institutions. Washington Mutual's ROA for 1993 equaled
1.31 percent, up from 1.24 percent in 1992 and 1.04 percent for 1991. ROE showed comparable improvements growing to 16.92 percent for 1993 from 15.16 percent in 1992 and 14.08 percent for 1991.

The following highlights summarize the Bank's earnings performance for the past three years and its change in financial position from year-end 1993 compared with year-end 1992. Additional information about the Bank's operations is provided throughout Management's Financial Review and in the financial statements beginning on page 34.

o During 1993, the Bank completed its two largest acquisitions. In March, the Bank merged with Pioneer Savings Bank (Pioneer) of Lynnwood, Washington. Pioneer had $926.5 million in assets, 17 branches and one home loan center in the Puget Sound area. In April, the Bank's federal savings bank subsidiary acquired Pacific First Bank (Pacific First) with $5,847.5 million in assets, 129 branches and 14 home loan centers in Washington and Oregon. It was one of the largest acquisitions in thrift history. The Pacific First acquisition increased the Bank's total assets by approximately 60 percent and was responsible for a substantial portion of the increases in net interest income, other income and other expense during 1993.

o Net interest income of $529.4 million for 1993 increased 61 percent from $329.6 million in 1992, which rose 41 percent from $234.1 million in 1991. The growth in net interest income during 1993 primarily reflected an increased level of average interest-earning assets resulting from the acquisitions of Pacific First. The increase in 1992 from 1991 primarily reflected a higher net interest margin of 3.99 percent from 3.25 percent.

o The favorable low interest rate environment, which encouraged home refinancing during 1993, along with the Bank's significant market share in Washington, resulted in record loan originations during the year. Total originations of $5,722.6 million increased 37 percent from the prior record set during 1992.

o Nonperforming assets declined to $119.2 million at year-end 1993 from $142.1 million in 1992. As a percentage of total assets, nonperforming assets at the end of 1993 were 0.75 percent, down from 1.43 percent at the end of 1992.

o The Bank's capital position remained strong during 1993. In the third quarter, the Bank raised $48.2 million through the issuance of 7.60% Noncumulative Perpetual Preferred Stock, Series E. This new capital, along with record earnings during the year, resulted in the Bank exceeding Federal Deposit Insurance Corporation (FDIC) requirements for well-capitalized institutions, the highest level of regulatory capital requirements.

o Record earnings, continued financial strength and the Board of Directors' confidence in the future outlook enabled the Bank to increase cash dividends each quarter during 1993. The fourth quarter dividend was the 12th consecutive quarterly increase. In addition, on July 20, 1993, the Bank's Board of Directors declared a 50 percent stock dividend on the common stock (having the same effect as a three-for-two stock split). The stock dividend was the fourth 50 percent stock dividend since the Bank's initial public offering in 1983.

ACQUISITIONS AND NEW FINANCIAL CENTERS

Washington Mutual's primary business strategy is to provide financial services to consumers throughout the Pacific Northwest. The Bank strives to provide premium service in convenient locations to its current and potential customers. For the Bank to be successful, it must gain access to new customers. These new customers help the Bank to increase assets and earnings. During the past several years, the Bank has accomplished this by acquiring other financial institutions and opening new financial centers.

The Bank completed 10 acquisitions in the past four years. In 1993, the Bank completed its two largest acquisitions. On March 1, 1993, the Bank merged with Pioneer. Pioneer operated 17 branches and one mortgage lending center. As of the merger date, Pioneer had assets of $926.5 million, deposits of $659.5 million and stockholders' equity of $114.4 million. The combination of the two institutions was accounted for using the pooling-of-interests method, which required the restatement of financial statements for prior periods as if the companies had always been one institution.

On April 9, 1993, the Bank completed the acquisition of Pacific First from RT Holdings, Inc. (RTH), a subsidiary of Royal Trustco Limited of Toronto, Canada. At acquisition, Pacific First operated 129 branches and 14 home loan centers in Washington and Oregon. At March 31, 1993, Pacific First had assets of $5,847.5 million and deposits of $3,825.7 million.

As part of the Pacific First acquisition, the Bank negotiated several provisions to reduce the effect of any Pacific First asset quality problems on the resulting combined loan portfolio. As a result of the provisions, RTH purchased $656.2 million in assets from Pacific First prior to the acquisition, and the Bank substituted an additional $46.2 million of other loan-related assets. At year-end 1993, the Bank had no nonperforming commercial real estate loans that came from Pacific First, and the levels of residential and consumer nonperforming assets originated by Pacific First were at comparable levels with the Bank's own portfolio.

The Bank also received indemnification from RTH for a variety of problems Pacific First had that could result in future losses to the Bank. These indemnification provisions were secured by both specific funds held in escrow and by a guarantee from RTH's parent company. The largest individual component is a $20.0 million general indemnity escrow that can be drawn upon to pay a variety of claims, including any exposure arising from transactions or acts prior to the purchase date. Based upon the first nine months after the acquisition, management has not become aware of any issues that would indicate that these amounts in escrow will not be sufficient to protect the Bank from potential future losses.

The acquisition of Pacific First was treated as a purchase for accounting purposes. Accordingly, the assets and liabilities of Pacific First were recorded on the books of the Bank at their respective fair market values at the time of acquisition. Goodwill, the excess of the purchase price over the net fair value of the assets and liabilities, was recorded at $178.2 million and will be amortized on a straight-line basis over a 10-year period.

Convenience is one feature banking customers consistently demand of their bank. In addition to an excellent complement of free-standing branches, the Pacific First acquisition gave the Bank 43 in-store banking locations. These branches are primarily located in Fred Meyer stores in Oregon. Fred Meyer is a growing Portland, Oregon-based company with superstores throughout the Northwest. During 1993, the Bank opened seven additional in-store financial centers and two free-standing financial centers. At year-end 1993, the Bank operated 228 financial centers, of which 66 were in-store locations.

REVIEW OF FINANCIAL CONDITION

Total assets grew $5,915.6 million during 1993 to end the year at $15,827.2 million. Approximately three-quarters of this growth resulted from the Pacific First acquisition. The remaining growth came from retaining originated loans and acquiring investment-grade securities. The growth was made possible by strong earnings and newly raised capital.

Loan originations of $5,722.6 million in 1993 far exceeded the previous record level of $4,175.7 million in 1992. Residential originations of $3,815.0 million in 1993 increased 35 percent from $2,821.6 million in 1992. Both years' originations included significant refinancing activity that was generated by low market interest rates. Unless market interest rates decline significantly again, management expects refinancing volumes to be substantially lower during 1994. At year-end 1993, 61 percent of the Bank's total loans were composed of 1-4 family residential loans.

             (Graph 1: Loan Portfolio by Type, see Appendix A)

Residential construction originations of $847.2 million grew 30 percent from $653.0 million in 1992. Custom-built homes for the final purchaser were responsible for approximately 65 percent of these originations during both years. The remainder were to builders for resale. At year-end 1993, total construction loans outstanding for custom homes were $274.2 million and builder loans totaled $135.6 million, or collectively 4 percent of total loans. Because of their short-term nature and relatively high profit margins, construction loans are very profitable for the Bank. Construction loans, however, also contain a higher degree of risk than other loans. For this reason, the Bank has strict lending and monitoring policies to limit credit exposure. At year-end 1993, only 2.4 percent of residential construction loans were nonperforming, and loan charge-offs have been less than $1.0 million for each of the past three years.

Total consumer loan originations of $894.6 million during 1993 increased 47 percent from the prior year. The 1993 originations consisted of $704.1 million in second mortgage and other consumer loans and $190.5 million in manufactured housing loans. Both second mortgage and manufactured housing lending are natural extensions of the Bank's shelter-based lending expertise. These loans have higher yields and generally shorter terms than traditional first mortgages. At year-end 1993, consumer loans totaled $2,081.2 million, or 19 percent of total loans. Because consumer loans have higher profit margins with still an acceptable credit risk, the Bank will aggressively market them during 1994 with a goal of originating at least $1 billion during the year.

Loans Originated


                                                                              Year Ended December 31,
                                                      -----------------------------------------------------------------------
(dollars in thousands)                                   1993           1992           1991            1990           1989
                                                      ----------     ----------     ----------      ----------     ----------
Residential (1-4 family units):
  Fixed-rate                                          $2,994,210     $2,142,054     $1,217,845      $  877,763     $  487,503
  Adjustable-rate                                        820,743        679,559        126,950         378,277        476,634
Residential construction adjustable-rate                 847,217        652,952        459,029         567,032        405,477
                                                      ----------     ----------     ----------      ----------     ----------
    Total residential and residential construction     4,662,170      3,474,565      1,803,824       1,823,072      1,369,614
Consumer:
  Second mortgage and other consumer                     704,089        434,377        306,376         294,578        156,580
  Manufactured housing                                   190,555        172,827        146,131         137,437         68,969
                                                      ----------     ----------     ----------      ----------     ----------
    Total consumer                                       894,644        607,204        452,507         432,015        225,549
Commercial real estate:
  Apartment buildings                                     71,771         59,959         31,177          15,767         37,694
  Other                                                   93,978         33,951         30,081          24,180         51,589
                                                      ----------     ----------     ----------      ----------     ----------
    Total commercial real estate                         165,749         93,910         61,258          39,947         89,283
      Total loans originated                          $5,722,563     $4,175,679     $2,317,589      $2,295,034     $1,684,446

During the past few years, the Bank has shifted its commercial real estate lending to focus on small-to-medium apartment lending ($2.5 million or less). During 1993, the origination of apartment loans totaled $71.8 million, up 20 percent from 1992. In 1993, two commercial loans totaling $65.0 million were made to the parent company of Pacific First as part of the acquisition. By year end, these two loans were paid off. At year-end 1993, loans on apartment buildings totaled $996.2 million and other commercial real estate loans totaled $832.1 million, which equaled 9 percent and 8 percent of total loans, respectively. The near doubling of the commercial real estate portfolio during 1993 was the result of loans added as part of the Pacific First acquisition.

During 1993, the Bank sold $89.6 million of its investment securities and $663.9 million in mortgage-backed securities. The majority of these sales were prior to the acquisition of Pacific First and resulted from the balance sheet restructuring required to accommodate the major business acquisition of Pacific First. These sales reduced the size of the Bank's balance sheet to comply with post-acquisition regulatory capital requirements and enabled the Bank to maintain its interest rate risk position within stipulated policy limits. At year-end 1993, investment securities totaled $1,035.4 million, up from $402.0 million at year-end 1992, and mortgage-backed securities totaled $2,976.6 million, which increased from $2,183.6 million. The increases were due to the acquisitions as well as post-acquisition growth. The post-acquisition growth was made possible by strong earnings and additional capital raised during the third quarter.

Effective Jan. 1, 1994, the Bank adopted, as required, Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." This standard requires investment and equity securities to be segregated into the following three categories: trading, held-to-maturity or available-for-sale. Trading securities are purchased and held principally for the purpose of reselling them within a short period of time. Their unrealized gains and losses are included in earnings. Investments classified as held-to-maturity will be accounted for at amortized cost but require an institution to have both the positive intent and ability to hold these securities to maturity. There are very limited circumstances under which securities in the held-to-maturity category can be sold without jeopardizing the cost basis of accounting for the remainder of the securities in this category. Securities not classified as either trading or held-to-maturity are considered to be available-for-sale. Unrealized gains and losses on available-for-sale securities are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. Management expects the initial adoption of this statement to have a modestly positive effect on the Bank's stockholders' equity; however, this is subject to change with movements of market interest rates.

                 (Graph 2:  Total Deposits, see Appendix A)

Deposits increased to $9,351.4 million at the end of 1993 from $6,058.1 million at year-end 1992. This growth was primarily due to the Pacific First acquisition. Low market interest rates during 1993 continued to make deposits less attractive investment products than mutual funds, annuities or other investments. Despite the low interest rate environment, the Bank continued to compete aggressively for new deposit customers by opening new financial centers. The Bank also has been successful in increasing the total balance in checking accounts to 13 percent of total deposits at year-end 1993 from only 8 percent two years ago.

Although the low interest rate environment made growing deposit balances difficult in 1993, the Bank's insurance subsidiary, WM Life Insurance Co. (WMLife), experienced a 25 percent increase in outstanding annuity balances to $713.4 million. Assets of the Composite Group of mutual funds, managed by Composite Research & Management Co. (Composite Research), the Bank's investment management subsidiary, also experienced strong growth, increasing 21 percent during the year to $1,254.9 million at year-end 1993. (Refer to Nonbanking Subsidiary Operations, page 30, for additional discussion.)

Securities sold under agreements to repurchase and advances from the Federal Home Loan Bank (FHLB) approximately doubled during 1993 to end the year at $2,173.7 million and $2,079.9 million, respectively. About 20 percent of the growth resulted from the acquisition of Pacific First, and the remainder was to fund other asset growth during the year.

INTEREST RATE RISK MANAGEMENT

The long-term profitability of the Bank depends not only on the success of the services it offers to its customers and the quality of its investments, but also on the extent to which its earnings remain unaffected by changes in interest rates. Historically, the Bank has had a mismatch between the maturities of its assets and liabilities primarily because its customers have traditionally preferred short-term deposits and long-term fixed-rate loans. This mismatch generally is not a problem when interest rates are stable or declining. When interest rates increase, however, the interest paid to depositors tends to rise much more quickly than the interest earned on loans and investments, reducing the Bank's net interest spread and threatening its net interest income. The Bank's comprehensive asset and liability management program attempts to reduce the risk of significant decreases in net interest income caused by interest rate changes. The implementation of strategies to reduce interest rate risk, however, generally has the negative effect of lowering current period earnings. Management attempts to appropriately balance these two factors when administering its asset and liability program.

As part of this program, management actively manages the actual asset and liability maturities and at various times uses off-balance sheet derivative instruments, such as interest rate exchange agreements (swaps), interest rate cap agreements and options on swaps, to reduce the negative effect that rising rates could have on net interest income. These types of instruments gained attention from regulators and others during 1993 because of the financial exposure they may cause if not used appropriately. Management has established strict policies and guidelines for their use. Further, the Bank has used these instruments for many years and only implements them as hedges of the Bank's interest rate exposure. Under no circumstances are these instruments used as techniques to generate earnings by speculating on the movements of interest rates, nor does the Bank act as a dealer of these instruments. (Refer to Note 14: Interest Rate Risk Management, page 51, for additional discussion.)

A conventional measure of interest rate sensitivity for thrift institutions is to divide the difference between assets maturing or repricing within one year and total liabilities maturing or repricing within one year by total assets (the one-year gap). At year-end 1993, the one-year gap for the Bank, including $850.0 million in hedging transactions entered into during the first two weeks of January 1994, was a negative 10.8 percent, compared with a negative 15.7 percent at the end of 1992.

Interest Sensitivity Analysis by
Maturity or Repricing Period

                                                                           December 31, 1993
                                                  ------------------------------------------------------------------------
                                                                                                      10 Years
                                                   Within         1-2          2-5         5-10         and
(dollars in millions)                             One Year       Years        Years       Years        Beyond       Total
                                                  --------       ------       ------      ------      --------     -------
Interest-sensitive assets
  Cash and cash equivalents, trading account
    securities and investment securities(1)        $   608       $   28       $  307      $  231       $  153      $ 1,327
  Mortgage-backed securities                         1,262          254          529         462          470        2,977
  Loans(2):
    Residential                                      2,450          804        1,430       1,094          992        6,770
    Residential construction                           253           22           55          45           42          417
    Commercial real estate                             875          292          494         164           10        1,835
    Manufactured housing, second mortgage
      and other consumer                               841          397          521         235           52        2,046
    Commercial credits                                   4            1            1           1          --             7
                                                   -------       ------       ------      ------       ------      -------
      Total loans                                    4,423        1,516        2,501       1,539        1,096       11,075
         Total interest-sensitive assets             6,293        1,798        3,337       2,232        1,719       15,379
Interest-sensitive liabilities
  Deposits                                           6,218        1,507        1,604          18            4        9,351
  Other(3)                                           3,736          792          421          65            2        5,016
  Interest rate exchange agreements                 (1,950)         735        1,215         --           --           --

                                                   -------       -------      ------      ------       -------       -------
         Total interest-sensitive liabilities        8,004         3,034       3,240          83             6        14,367
                                                   -------       -------      ------      ------       -------       -------
Net (liability) asset sensitivity                  $(1,711)      $(1,236)     $   97      $2,149        $1,713       $ 1,012
Net (liability) asset sensitivity as a
  percentage of total assets                         (10.8)%        (7.8)%       0.6%       13.6%         10.8%          6.4%

(1) Includes accrued interest on interest-earning assets.

(2) Excludes loan fees and reserve for loan losses.

(3) Excludes accrued expenses on annuities.

While the one-year gap measure helps provide some information about a financial institution's interest sensitivity, it does not predict the trends of future earnings. For this reason, the Bank uses financial modeling to forecast earnings under different interest rate projections. Although this modeling is very helpful in managing interest rate risk, it does require significant assumptions for the projection of loan prepayment rates, loan origination volumes and liability funding sources that may prove to be inaccurate.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity management focuses on the need to meet both short-term funding requirements and long-term growth objectives. The Bank's long-term liquidity management objectives are to attract and retain stable consumer deposit relationships and to maintain stable sources of wholesale funds. Because the low interest rate environment has inhibited consumer deposits in recent years, the Bank has supported its growth by acquiring other financial institutions and by increasing other borrowings. If the Bank ever is unable to continue to increase deposits either internally or through acquisitions, its ability to continue asset growth through other borrowings could be limited.

In addition, the Bank monitors its ability to meet short-term cash requirements under normal (operating) and extreme (contingent) circumstances. The operating liquidity ratio is used to ensure that normal short-term secured borrowing capacity is sufficient to satisfy unanticipated cash needs. The contingent liquidity ratio measures the Bank's ability to raise cash by liquidating assets in the event of a very adverse business environment. At year-end 1993, both of these measures far exceeded the minimum established by management.

To meet its immediate needs for funds as well as long-term lending demands, the Bank maintains various sources of liquid assets and borrowing capabilities. At Dec. 31, 1993, the Bank and/or its federal savings bank subsidiary were able to borrow an additional $3,465.6 million through the use of collateralized borrowings using unpledged mortgage-backed securities and other wholesale borrowing sources.

During the first quarter of 1993, the Bank redeemed, primarily through the conversion to common stock, all outstanding shares of its Convertible Preferred Stock, Series A. This redemption had a minimal effect on total stockholders' equity. In December 1992, the Bank raised $67.4 million in capital by selling
2.8 million shares of 9.12% Preferred Stock, Series C, and $136.4 million by selling 1.4 million shares of $6.00 Convertible Preferred Stock, Series D. To take advantage of low market interest rates and further strengthen its capital position, the Bank sold 2.0 million shares of 7.60% Preferred Stock, Series E, in September 1993 for net proceeds of $48.2 million.

The Bank's capital ratios at year-end 1993 exceeded all current FDIC regulatory capital requirements for a well-capitalized institution, the highest regulatory standard. At year-end 1992, the Bank was significantly over-capitalized because of the capital raised in anticipation of the Pacific First acquisition.

                                                      FDIC
                               December 31,      Requirement for
                             ---------------    Well-Capitalized
                             1993      1992       Institutions
                             -----     -----    ----------------
LEVERAGE                      6.00%     9.35%          5.00%
                             -----     -----          -----
Core risk-adjusted            9.84     15.41           6.00
Total risk-adjusted          10.59     16.99          10.00

REVIEW OF OPERATIONS

The operations of the Bank during 1993 were substantially affected by the 60 percent growth in total assets and the doubling of the number of financial centers resulting from the acquisition of Pacific First. This large increase accounts for a substantial portion of the change in operations between 1993 and the two prior years.

Average Consolidated Statements of Financial
Position and Analysis of Net Interest Spread

                                                                          Year Ended December 31,
                                              1993                                 1992                       1991
                               ---------------------------------     -------------------------------- ----------------------------
                                                      Interest                              Interest                      Interest
                                 Average              Income or       Average               Income or   Average           Income or
                                 Balance(1)  Rate      Expense        Balance(1)   Rate      Expense   Balance(1) Rate     Expense
                               -----------   ----     ----------     ----------   -----     ---------   -------   ----    ---------
(dollars in thousands)
Assets
  Investments:
    Cash equivalents        $    63,130   2.69%    $    1,697     $   88,986    3.58%    $  3,182      $   80,355  4.55%  $  3,653
    Investment securities(2)    824,241   8.65         69,027        361,399    9.11       30,740         304,228  9.36     26,524
    Mortgage-backed
      securities              2,554,377   6.87        175,546      1,916,419    8.05      154,339       1,764,046  9.02    159,204
                            -----------   ----     ----------     ----------   -----     --------      ----------  ----   --------
      Total investments       3,441,748   7.22        246,270      2,366,804    8.05      188,261       2,148,629  8.91    189,381
  Loans(3):
    Residential               5,667,949   7.75        439,150      3,703,656    9.22      341,589       3,121,105 10.29    321,211
    Residential construction    391,144   9.00         35,208        329,842   10.88       35,899         316,787 11.39     36,094
    Commercial real estate    1,704,532   8.90        151,641        965,978    9.61       92,867         815,912  9.85     80,356
    Manufactured housing,
     second mortgage
      and other consumer      1,825,894   8.95        163,354      1,003,102   10.93      109,678         864,357 11.60    100,256
    Commercial credits            8,548   3.70            316         15,084    7.04        1,062          42,320 10.00      4,259
    Reserve for loan losses    (101,898)    --             --        (59,063)     --           --         (51,142)   --         --
                            -----------   ----     ----------     ----------   -----     --------         ------- -----    -------
      Total loans             9,496,169   8.32        789,669      5,958,599    9.75      581,095       5,109,339 10.61    542,176
        Total interest-
          earning assets     12,937,917   8.03      1,035,939      8,325,403    9.26      769,356       7,257,968 10.11    731,557
  Other assets                  819,498     --             --        582,150      --           --         465,407    --         --
                            -----------   ----     ----------     ----------   -----     --------       --------- -----    -------
        Total assets        $13,757,415     --             --     $8,907,553      --           --      $7,723,375    --        --
                            ===========                           ==========                           ==========
Liabilities
  Deposits:
    Checking accounts       $ 1,042,356   1.69         17,611     $  575,416    1.77       10,171      $  340,729  2.95     10,049
    Savings and money
      market accounts         2,737,603   3.32         90,845      1,638,095    4.00       65,548       1,270,290  5.29     67,202
                              4,936,929   4.70        232,139      3,715,093    6.25      232,346       3,538,876  7.56    267,568
                            -----------   ----     ----------     ----------   -----     --------      ---------- -----    -------
      Total deposits          8,716,888   3.91        340,595      5,928,604    5.20      308,065       5,149,895  6.70    344,819
  Borrowings:
    Annuities                   629,636   5.44         34,261        495,046    6.49       32,118         381,996  7.30     27,888
    Securities sold under
     agreements to
     repurchase               1,526,197   3.84         58,613        826,044    5.89       48,623         715,281  7.73     55,307
    Advances from the FHLB    1,573,678   4.19         65,890        680,060    6.15       41,830         560,780  7.80     43,764
    Other interest-bearing
     liabilities                 97,076   7.36          7,149         76,881   11.92        9,162         249,181 10.32     25,718
                            -----------   ----     ----------     ----------   -----     --------      ---------- -----    -------
      Total borrowings        3,826,587   4.34        165,913      2,078,031    6.34      131,733       1,907,238  8.01    152,677
        Total interest-
         bearing liabilities 12,543,475   4.04        506,508      8,006,635    5.49      439,798       7,057,133  7.05    497,496
  Other liabilities             151,823     --             --        172,027      --           --          93,749    --         --
                            -----------   ----     ----------     ----------   -----     --------      ---------- -----    -------
        Total liabilities    12,695,298     --             --      8,178,662      --           --       7,150,882    --        --
  Stockholders' equity        1,062,117     --             --        728,891      --           --         572,493    --        --
                            -----------   ----     ----------     ----------   -----     --------      ---------- -----    -------
        Total liabilities
  and stockholders equity   $13,757,415     --             --     $8,907,553      --           --      $7,723,375    --        --
                            ===========                           ==========                           ==========
  Net interest spread
   income                                 3.99%    $  529,431                   3.77%    $329,558                  3.06%   $234,061
  Net interest margin                     4.12%                                 3.99%                              3.25%

(1) Average balances were calculated on a daily basis.
(2) The rate was adjusted to reflect tax equivalent yields on nontaxable investment income. The yields on $91.6 million, $80.2 million and $79.6 million of investment securities in 1993, 1992 and 1991, respectively, were tax affected.
(3) Nonaccruing loans were included in the daily average loan amounts outstanding.

NET INTEREST INCOME

Net interest income for 1993 of $529.4 million increased 61 percent from $329.6 million in 1992, which was in turn 41 percent higher than the $234.1 million earned during 1991. The net interest margin (net interest income divided by average interest-earning assets) grew steadily during the three years from 3.25 percent in 1991 to 3.99 percent in 1992 and 4.12 percent in 1993. During 1993, most of the growth in net interest income was due to a 55 percent increase in the level of average interest-earning assets, most of which resulted from the Pacific First acquisition. Contributing to the change in net interest income for 1992 compared with 1991 was a 15 percent rise in average interest-earning assets and a 23 percent increase in the net interest margin.

Rate/Volume Analysis


                                              1993 vs. 1992                               1992 vs. 1991

                                   Increase (Decrease) Due To     Total        Increase (Decrease) Due To     Total
(dollars in thousands)               Volume         Rate         Change          Volume          Rate         Change
                                   --------      ---------      --------       --------       --------        --------
Interest income
  Investments:
    Cash equivalents               $   (801)     $    (684)     $ (1,485)      $    364       $  (835)        $  (471)
    Investment securities            38,768           (481)       38,287          4,877          (661)          4,216
    Mortgage-backed securities       46,148        (24,941)       21,207         13,093       (17,958)         (4,865)
                                   --------      ---------      --------       --------      --------        --------
      Total investments              84,115        (26,106)       58,009         18,334       (19,454)         (1,120)
  Loans:
    Residential                     158,907        (61,346)       97,561         55,933       (35,555)         20,378
    Residential construction          6,074         (6,765)         (691)         1,456        (1,651)           (195)
    Commercial real estate           66,175         (7,401)       58,774         14,467        (1,956)         12,511
    Manufactured housing,
      second mortgage and
      other consumer                 76,577        (22,901)       53,676         15,413        (5,991)          9,422
    Commercial credits                 (356)          (390)         (746)        (2,180)       (1,017)         (3,197)
                                   --------      ---------      --------       --------      --------        --------
      Total loans                   307,377        (98,803)      208,574         85,089       (46,170)         38,919
           Total interest income    391,492       (124,909)      266,583        103,423       (65,624)         37,799
Interest expense
  Deposits:
    Checking accounts                 7,908           (468)        7,440          5,168        (5,046)            122
    Savings and money
      market accounts                38,009        (12,712)       25,297         16,884       (18,538)         (1,654)
    Time deposits                    65,607        (65,814)         (207)        12,808       (48,030)        (35,222)
                                   --------      ---------      --------       --------      --------        --------
      Total deposits                111,524        (78,994)       32,530         34,860       (71,614)        (36,754)
  Borrowings:
    Annuities                         7,848         (5,705)        2,143          7,586        (3,356)          4,230
    Securities sold under
      agreements to repurchase       31,054        (21,064)        9,990          7,760       (14,444)         (6,684)
    Advances from the FHLB           40,847        (16,787)       24,060          8,321       (10,255)         (1,934)
    Other interest-bearing
      liabilities                     2,032         (4,045)       (2,013)       (20,031)        3,475         (16,556)
                                   --------      ---------      --------       --------      --------        --------
    Total borrowings                 81,781        (47,601)       34,180          3,636       (24,580)        (20,944)
      Total interest expense        193,305       (126,595)       66,710         38,496       (96,194)        (57,698)
          Net interest income      $198,187      $   1,686      $199,873       $ 64,927      $ 30,570        $ 95,497



 Note: The change in interest income and interest expense due to changes in both volume and rate, which cannot be segregated, has been allocated proportionately to the change due to volume and the change due to rate.

      (Graph 3:  Net Interest Income and Graph 4: Net Interest Margin,
                                see Appendix A)

The average yield on loans and investments has steadily declined from 10.11 percent in 1991 to 9.26 percent in 1992 and 8.03 percent in 1993. The significant drop in both long-term and short-term market interest rates caused the decline. The average rate for loans originated during 1993 was approximately 7.30 percent, compared with approximately 10.00 percent during 1991. This low rate environment encouraged most long-term mortgage borrowers to refinance their home mortgages. During 1993 and 1992, home refinancing comprised approximately 68 percent and 62 percent of total residential originations, respectively. The trend of refinancing is expected to continue during the first quarter of 1994 but should diminish significantly thereafter unless residential market interest rates decline even further.

Although lower market interest rates had a negative effect on the Bank's asset yields, this impact was more than offset by a significant decrease in the cost of deposits and borrowings. The average rate paid on deposits and borrowings fell from 7.05 percent in 1991 to 5.49 percent in 1992 and 4.04 percent in 1993. In addition to lower market interest rates, the following factors also contributed to lower costs for deposits and borrowings: an increase in checking accounts outstanding (a significant amount of which earn no interest), prepayment of FHLB advances at various times over the three-year period, and the call of the Bank's 15.00 percent and 10.50 percent subordinated capital notes in 1992 and 1993, respectively. The Bank has taken steps to protect net interest income from significant increases in short-term interest rates. However, the Bank's net interest income could still be adversely affected by a tightening of its net interest spread. (Refer to Note 14: Interest Rate Risk Management, page 51, for additional discussion.)

LOAN QUALITY AND PROVISION FOR LOAN LOSSES

Nonperforming assets at year-end 1993 of $119.2 million declined substantially from $142.1 million at year-end 1992. During 1993, the Bank disposed of several large real estate owned (REO) properties that contributed to the decline in REO to $34.1 million at year-end 1993 from $87.4 million at the end of 1992. Partially offsetting this decline was a 56 percent increase in nonperforming loans reflecting the increased size of the Bank's loan portfolio. At year-end 1993, nonperforming assets as a percentage of assets totaled 0.75 percent, compared with 1.43 percent at the end of 1992. The improvement in credit quality reflects the Bank's lending standards, continued stability of the Pacific Northwest economy and the high quality of assets from acquired companies.

Nonperforming Assets


                                                                  December 31, 1993
                                       --------------------------------------------------------------------
                                                       Nonaccruing                   Total          As a
                                                         Loans &                      Non-       Percentage
                                       Restructured    Loans Under                 performing     of Total
(dollars in thousands)                     Loans       Foreclosure       REO         Assets        Assets
                                       ------------    -----------    --------     ----------    ----------
Residential                                $   -         $31,916      $  7,473      $ 39,389         0.25%
Residential construction                       -           8,527         1,379         9,906         0.06
Apartment buildings                         5,789          7,430         5,299        18,518         0.12
Other commercial real estate                2,355         11,403        24,158        37,916         0.24
Second mortgage and other consumer             -          12,048           483        12,531         0.08
Manufactured housing                           -           2,207           740         2,947         0.02
Commercial credits                             -           3,512            -          3,512         0.02
REO reserve for losses                         -              -         (5,475)       (5,475)       (0.04)
                                           ------        -------      --------      --------        -----
                                           $8,144        $77,043      $ 34,057      $119,244         0.75%

                                                                  December 31, 1992
                                           --------------------------------------------------------------
Residential                                $   -         $16,949      $  4,432      $ 21,381         0.21%
Residential construction                       -           5,856         3,643         9,499         0.10
Apartment buildings                         6,905          6,001        26,661        39,567         0.40
Other commercial real estate                2,726          2,537        63,165        68,428         0.69
Second mortgage and other consumer             -           3,587            82         3,669         0.04
Manufactured housing                           -           1,571           683         2,254         0.02
Commercial credits                             -           8,509            -          8,509         0.08
REO reserve for losses                         -              -        (11,239)      (11,239)       (0.11)
                                           ------        -------      --------      --------        -----
                                           $9,631        $45,010      $ 87,427      $142,068         1.43%

               (Graph 5:  Nonperforming Assets, see Appendix A)

The biggest improvement in nonperforming assets has come from commercial real estate. Nonperforming apartment loans and REO declined to $18.5 million at year-end 1993 from $39.6 million a year earlier. Nonperforming other commercial real estate assets declined to $37.9 million from $68.4 million a year earlier. Of the total nonperforming commercial real estate assets, approximately 58 percent were in Washington and approximately 27 percent in California. As a result of sales of REO and payoffs of troubled loans, the level of nonperforming assets in California at year-end 1993 had declined by about one-third from a year earlier.

Nonperforming Commercial Real Estate by
Geographic Distribution and Property Type

                                                                December 31, 1993
                                  ---------------------------------------------------------------------------------
                                                                                                            As a
                                                  Nonaccruing                 Total                      Percentage
                                                    Loans &                    Non-                       of Total
                                  Restructured    Loans Under               performing    Total Loans       Loans
(dollars in thousands)                Loans       Foreclosure      REO        Assets         & REO          & REO
                                  ------------    -----------    -------    ----------    -----------    ----------
Washington                           $4,047         $ 4,100      $24,602      $32,749      $1,219,621        2.69%
California                               -           10,711        4,278       14,989         241,962        6.19
Georgia                               4,097              -            -         4,097          13,013       31.48
Arizona                                  -            1,854           -         1,854          15,856       11.69
Other states                             -            2,168          577        2,745         367,271        0.75
                                     ------         -------      -------      -------      ----------       -----
                                     $8,144         $18,833      $29,457      $56,434      $1,857,723        3.04%
Office buildings                     $2,355         $ 5,163      $18,528      $26,046      $  198,921       13.09%
Apartment buildings                   5,789           7,430        5,299       18,518       1,001,460        1.85
Shopping centers                         -            2,400        1,877        4,277         158,433        2.70
Other                                    -            3,840        3,753        7,593         498,909        1.52

                                     ------         -------      -------      -------      ----------       -----
                                     $8,144         $18,833      $29,457      $56,434      $1,857,723        3.04%

Nonperforming residential assets grew to $39.4 million, or 0.59 percent of total residential loans, at year-end 1993 from $21.4 million, or 0.49 percent, at the end of 1992. Nonperforming residential construction assets were $9.9 million, or 2.4 percent of total residential construction loans, at the end of 1993, compared with $9.5 million, or 2.7 percent, at the end of 1992. Nonperforming consumer assets at year-end 1993 of $15.5 million, or 0.74 percent of total consumer loans, increased from $5.9 million, or 0.54 percent, a year earlier.

The provision for loan losses for 1993 of $35.0 million increased from $14.0 million in 1992 and $21.6 million in 1991. The growth in the provision for 1993 primarily reflected the significant increase in the size of the loan portfolio as well as a somewhat different mix of loans in the portfolio. Loan charge-offs, net of recoveries for 1993 totaled $19.8 million, compared with $17.7 million in 1992 and $22.7 million in 1991. During 1993 and 1992, net commercial real estate loan charge-offs accounted for $13.3 million and $14.4 million of total net charge-offs, respectively. During 1991, the majority of net charge-offs resulted from $16.9 million on commercial credits. The exposure of commercial credits has declined significantly in recent years, and at year-end 1993, the total balance outstanding was only $6.6 million.

To establish the overall reserve for loan losses, the Bank evaluates all current and potential problem commercial real estate, residential construction and commercial credits, and allocates reserves for any potential loss. Residential and consumer loans are not individually analyzed for loss exposure because of the significant number of loans, their relatively small balances and historically low level of losses. At year-end 1993, 20 percent of the Bank's total loan loss reserve was allocated for individual loan portfolios, down from 53 percent at year-end 1992. An analysis of the reserve for loan losses was as follows:

                                               December 31,
                                         ------------------------
(dollars in thousands)                     1993            1992
                                         --------         -------
Allocated reserves:
  Commercial real estate                 $ 19,354         $21,746
  Commercial credits                        1,718           5,597
  Residential construction                  1,503           1,219
                                         --------         -------
    Total allocated reserves               22,575          28,562
Unallocated reserves                       92,639          25,408
                                         --------         -------
    Total reserves                       $115,214         $53,970
Total reserves as a percentage of:
  Total loans                                1.06%           0.80%
  Nonperforming loans                      135.25           98.77

Unallocated reserves are established for loss exposure that may exist in the remainder of the portfolio but has yet to be identified. In determining the adequacy of unallocated reserves, management considers changes in the size and composition of the loan portfolio, actual historical loan loss experience, and current and anticipated economic conditions. The increase in unallocated reserves as of year-end 1993 reflected the significant increase in the total loans outstanding, a change in the mix of loans in the portfolio, some uncertainty as to the long-term credit quality of acquired loan portfolios as well as continued concern about the future economic strength of some regions in which the Bank has lending exposure.

             (Graph 6:  Reserve for Loan Losses, see Appendix A)

OTHER INCOME

Other income of $143.9 million increased 59 percent in 1993 from $90.7 million in 1992, which declined 4 percent from $94.5 million in 1991. The increase in 1993 was primarily reflective of higher deposit-related fees and increased gain on the sale of other assets. Other income for 1991 was boosted by the recognition of $9.1 million from a federal tax refund relating to a claim for prior years.

Service fees grew 34 percent in 1993 and 26 percent in 1992. Nonbanking service fees comprised approximately 80 percent of service fees in 1992 and 1991, but this level declined to 63 percent in 1993. Although nonbanking subsidiaries continued to demonstrate strong earnings during 1993, their revenue growth was outpaced by an increase in retail deposit fees generated by an expanded customer base. Deposit fees of $18.2 million in 1993 were more than double the prior year's $8.7 million, which grew 20 percent from $7.2 million in 1991.

Loan servicing fees increased 29 percent to $13.4 million for 1993, compared with a slight decrease to $10.4 million in 1992 from $10.9 million in 1991. The 1993 increase resulted from an expanded loan servicing portfolio stemming from the acquisition of Pacific First. The portfolio serviced for others experienced significant prepayment activity during the past several years, as did the Bank's own loan portfolio. To the extent that the Bank chooses to retain loans in its own portfolio, as it did in the latter half of 1993, the servicing portfolio will not grow and neither will its loan servicing fees. At year-end 1993, the Bank serviced $4,698.8 million in loans for others, down approximately

$1.3 billion from a high point at mid-year 1993. Currently, the Bank intends to retain a substantial portion of 1994 loan originations. Therefore, it is likely that loan servicing fees will experience little growth during 1994.

Other income of $20.0 million in 1993 increased from $10.9 million in 1992 and $11.6 million in 1991. The increase in 1993 was primarily due to increased loan prepayment and late fees, and increased other revenues by the Bank's nonbanking subsidiaries.

The gain on sale of loans, inclusive of write-downs on mortgage servicing rights, totaled $14.1 million in 1993, compared with $11.5 million in 1992 and $19.5 million in 1991. The gain on loan sales equaled $20.2 million in 1993, $18.4 million in 1992 and $21.8 million in 1991, based on sales volumes of $1,710.9 million, $1,162.9 million and $1,200.2 million, respectively. Prepayment activity required a write-down of servicing rights of $6.1 million in 1993, $6.9 million in 1992 and $2.3 million in 1991. At year-end 1993, the Bank had total mortgage servicing rights capitalized on its books of $14.8 million, most of which resulted from the acquisition of Pacific First.

The gain on sale of other assets in 1993 of $27.5 million increased considerably from $6.6 million in 1992 and $2.5 million in 1991. The majority of the gain on sale during 1993 resulted from the balance sheet restructuring required to accommodate the acquisition of Pacific First. During this restructuring, the Bank primarily sold mortgage-backed securities to reduce the pre-acquisition size of the Bank's balance sheet. These sales also enabled the Bank to maintain its interest rate risk position within stipulated policy limits.

OTHER EXPENSE

Total other expense of $369.3 million in 1993 increased 60 percent from $230.9 million in 1992, which was 26 percent higher than $183.8 million in 1991. This increase reflects the Bank's growth in total assets and the number of financial centers. A generally accepted measurement of a bank's operating efficiency is the ratio of its operating expenses to revenues (net interest income and other income). A ratio of 60 percent or less is generally considered by banking analysts to be good, but the most successful companies will be closer to 50 percent. Despite the Bank's growth in 1993, it was able to keep its operating efficiency ratio stable at 54.8 percent in 1993, compared with 54.9 percent in 1992 and 55.9 percent in 1991.

At year-end 1993, the Bank employed 4,697 (full-time equivalent) employees, up from 3,022 at year-end 1992 and 2,546 at year-end 1991. Most of the employee growth was in the Bank's financial centers which, primarily because of acquisitions, about doubled to 228 at the end of 1993 from the end of 1991. These increases drove salary and employee benefits expense to $162.5 million in 1993, compared with $107.0 million in 1992 and $82.9 million in 1991.

Occupancy expense of $55.9 million in 1993 increased 69 percent from $33.2 million in 1992 primarily because of the growth in the number of financial centers and an expansion of leased head office facilities. Also included during 1993 were some duplicative costs incurred before full consolidation of acquired companies could be completed. The 14 percent increase in occupancy expense during 1992 from $29.1 million in 1991 was also primarily due to acquisitions and newly opened financial centers.

Deposit insurance paid to the FDIC totaled $20.4 million in 1993, up from $13.6 million in 1992 and $11.1 million in 1991. The increases reflected the rise in total deposits outstanding and an increase in insurance rates between 1991 and 1992. The Bank continues to meet the qualifications for the lowest possible deposit premium rate of 23 cents per $100 of domestic deposits.

The increases in other operating expenses and amortization of goodwill and other intangible assets during the past three years have been primarily due to the increased size of the company through acquisitions.

Write-downs on other assets of $2.5 million in 1993 were on real estate held for investment. Write-downs of $2.7 million in 1992 and $2.4 million in 1991 mostly resulted from valuation adjustments on securities that were determined to have declines in value that were other than temporary.

NONBANKING SUBSIDIARY OPERATIONS

The Bank's nonbanking subsidiaries primarily concentrate on providing consumer-oriented investment products not traditionally offered by banking companies. The Bank started this activity in 1982 when it acquired its two securities companies: Murphey Favre, Inc. (Murphey Favre) and Composite Research. The second major step was taken the following year when the Bank purchased a company that would become WM Life. The securities and insurance operations account for more than 90 percent of the Bank's nonbanking pretax operating income (net income before amortization of goodwill and intangible assets and elimination of intercompany transactions). Nonbanking subsidiary operations generally comprise approximately 5 percent of the Bank's overall profitability.

Nonbanking Subsidiary Results of Operations

                                                                                        Year Ended December 31,
                                                                                   ----------------------------------
                                                                                    1993          1992         1991
                                                                                   -------       -------      -------
(dollars in thousands)
Securities:
  Murphey Favre, Inc.                                                              $ 4,334       $ 4,416      $ 2,239
  Composite Research & Management Co.                                                2,539         1,882        1,479
                                                                                   -------       -------      -------
    Total securities                                                                 6,873         6,298        3,718
Insurance:
  Washington Mutual Insurance Services, Inc.                                           496           354          632
  WM Life Insurance Co.                                                              9,900         6,002        4,951
                                                                                   -------       -------      -------
    Total insurance                                                                 10,396         6,356        5,583
Employee benefit services:
  Benefit Service Corp.                                                               (540)         (397)        (234)
  WM Trust Co.                                                                         103           265          249
                                                                                   -------       -------      -------
    Total employee benefit services                                                   (437)         (132)          15
Mutual Travel, Inc.                                                                  1,266           924        1,074
WM Financial, Inc.                                                                     477           (28)         151
                                                                                   -------       -------      -------
Net income before amortization of goodwill and other intangible assets,
  elimination of intercompany transactions, and federal income taxes                18,575        13,418       10,541
Amortization of goodwill and other intangible assets                                 1,874         1,409        1,646
                                                                                   -------       -------      -------
Net income before elimination of intercompany transactions and
  federal income taxes                                                             $16,701       $12,009      $ 8,895


The securities companies' pretax operating income for 1993 of $6.9 million grew from $6.3 million in 1992 and $3.7 million in 1991. Most of the earnings growth has come from Murphey Favre, which has enjoyed outstanding sales volume similar to the rest of the securities brokerage industry. Although Murphey Favre is a full-service brokerage company, it concentrates its selling efforts on the products of the Bank's subsidiaries. As a result, these internal sales equaled 52 percent of sales volume in 1993, 58 percent in 1992 and 46 percent in 1991. During 1993, the Composite Group of mutual funds, managed by Composite Research, increased 21 percent to $1,254.9 million, which resulted in a 35 percent increase in that company's pretax operating earnings.

On March 15, 1993, a lawsuit was filed against the Bank; WM Financial, Inc., the downstream holding company for the Bank's nonbanking subsidiaries; Murphey Favre; and certain present and former directors and officers of Murphey Favre. The plaintiffs purchased bonds of Homestead Savings (Homestead) of Millbrae, California, from Murphey Favre. The lawsuit is brought under the Washington State Securities Act and alleges, among other things, misrepresentation by Murphey Favre as to the nature and investment value of the bonds, breaches of fiduciary obligations to the bond purchasers and violations of the Washington State Consumer Protection Act. Preliminary motions have been heard and amended complaints were filed on Sept. 28, 1993, and Jan. 11, 1994. Plaintiffs have moved to certify this case as a class action and the hearing on that motion will be held sometime after May 1, 1994. An initial, court-ordered mediation is scheduled for Feb. 23, 1994, and the trial is currently scheduled for October 1994.

A similar suit has been brought in Montana on behalf of Montana residents who purchased Homestead bonds from Murphey Favre. This case is in an earlier stage and no decision has been rendered on the initial motions.

Management intends to defend both of these cases vigorously. Because of the early stage of the litigation, the final outcome of these actions cannot be determined at this time. The Bank is unable to estimate its exposure from the litigation, but management does not believe that it will have a material adverse effect on the financial condition of the Bank.

The insurance companies' pretax operating income for 1993 of $10.4 million increased 64 percent from $6.4 million in 1992, which was up 14 percent from $5.6 million in 1991. The primary reason for the improvements was strong annuities sales. Annuities outstanding at year-end 1993 of $713.4 million were 25 percent higher than a year earlier. During 1992, improved operating earnings were partially depressed by a $2.9 million provision for loss to cover the company's guarantee fund assessment from the failure of a large out-of-state insurance company that had done business in Washington.

The 1993 pretax operating income of Mutual Travel, Inc. (Mutual Travel), the Bank's full-service travel agency subsidiary, increased 37 percent to $1.3 million from $924,000 in 1992. Mutual Travel's 1992 operating income declined slightly from $1.1 million in 1991. Mutual Travel continues to perform exceedingly well during a prolonged period of difficulty for the travel industry. Mutual Travel's pretax operating income as a percentage of equity investment has been outstanding, returning 35 percent during 1993, 29 percent in 1992 and 36 percent in 1991.

During 1993, the Bank exited the employee benefits services business by selling the operations of Benefit Service Corp. and WM Trust Co. Management determined that these businesses were not consistent with the Bank's overall strategic plan of providing consumer financial services, and the operating performance of these companies had been less than satisfactory in recent years.

FEDERAL INCOME TAXES

During the first quarter of 1993, the Bank adopted SFAS No. 109 "Accounting for Income Taxes," which changed the accounting principles governing accounting for income taxes. The statement requires the use of the liability method in accounting for income taxes and eliminates on a prospective basis the former exemption from the provision of deferred income taxes on thrift bad debt reserves. The result of adopting this statement was a cumulative positive adjustment to earnings of $13.4 million.

As a result of the Omnibus Budget Reconciliation Act of 1993 (Budget Act), which was signed into law on Aug. 10, 1993, the Bank's top corporate tax rate increased to 35 percent effective Jan. 1, 1993. The increased tax provision required in the third quarter as a result of enactment of the bill was approximately $600,000. The Bank may also be required under the Budget Act to report certain securities and other assets at fair market value effective Jan. 1, 1993. This new rule, however, will not have a material impact on the Bank's income tax provision.

During 1991, the Bank reached a settlement with the Internal Revenue Service regarding the Bank's claim for a refund of taxes paid in prior years. This claim involved the method used to calculate bad debt deductions in these years. The settlement resulted in a total cash refund of $15.2 million, of which $9.1 million represented interest on taxes paid of $6.1 million. Because the Bank is required to pay taxes on the interest portion of this refund, $3.6 million was provided in the tax provision. The net effect was a reduction of $2.5 million in the tax provision, or a total of $11.6 million in the financial statements.

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of

Washington Mutual Savings Bank:

We have audited the accompanying consolidated statements of financial position of Washington Mutual Savings Bank and subsidiaries (the Bank) as of December 31, 1993 and 1992, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Washington Mutual Savings Bank and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 17 to the financial statements, the Bank adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, for the year ended December 31, 1993.

Deloitte & Touche

Seattle, Washington

February 15, 1994

FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME

                                                                                        Year Ended December 31,
                                                                              -----------------------------------------
(dollars in thousands, except for per share amounts)                             1993              1992            1991
                                                                              ----------         --------        --------
Interest Income
Loans                                                                         $  789,669         $581,095        $542,176
Mortgage-backed securities                                                       175,546          154,339         159,204
Investment securities:
  Taxable interest                                                                38,954           20,246          18,313
  Nontaxable interest                                                              5,009            4,253           3,451
  Dividend income                                                                 25,064            6,241           4,760
                                                                              ----------         --------        --------

    Total income on investment securities                                         69,027           30,740          26,524
Cash equivalents                                                                   1,697            3,182           3,653
                                                                              ----------         --------        --------
    Total interest income                                                      1,035,939          769,356         731,557
Interest Expense
Deposits                                                                         340,595          308,065         344,819
Borrowings                                                                       165,913          131,733         152,677
                                                                              ----------         --------        --------
    Total interest expense                                                       506,508          439,798         497,496
      Net interest income                                                        529,431          329,558         234,061
Provision for loan losses                                                         35,000           14,000          21,627
                                                                              ----------         --------        --------
      Net interest income after provision for loan losses                        494,431          315,558         212,434
Other Income
Service fees                                                                      68,862           51,363          40,856
Loan servicing fees                                                               13,381           10,380          10,858
Other operating income                                                            19,963           10,897          11,621
Interest on federal income tax refund                                                --               --            9,085
Gain on sale of loans, inclusive of write-downs                                   14,133           11,477          19,528
Gain on sale of other assets, net                                                 27,523            6,575           2,527
                                                                              ----------         --------        --------
  Total other income                                                             143,862           90,692          94,475
Other Expense
Salaries and employee benefits                                                   162,516          106,997          82,912
Occupancy and equipment                                                           55,936           33,163          29,095
Deposit insurance                                                                 20,425           13,579          11,125
Other operating expense                                                           96,914           61,927          45,519
Amortization of goodwill and other intangible assets                              24,690           10,407           7,707
Real estate owned (REO) operations, inclusive of write-downs                       6,295            2,111           5,051
Write-down of other assets                                                         2,488            2,712           2,383
                                                                              ----------         --------        --------
  Total other expense                                                            369,264          230,896         183,792
      Income before income taxes, extraordinary items and
         cumulative effect of change in tax accounting method                    269,029          175,354         123,117
Income taxes                                                                      93,765           60,247          42,526
                                                                              ----------         --------        --------
      Income before extraordinary items and cumulative effect of
         change in tax accounting method                                         175,264          115,107          80,591
Extraordinary items, net of federal income tax effect                             (8,953)          (4,638)            --
Cumulative effect of change in tax accounting method                              13,365              --              --

Net Income                                                                   $  179,676         $110,469        $ 80,591
Net Income Attributable to Common Stock                                      $  166,118         $105,594        $ 75,716

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

                                                                                         Year Ended December 31,
                                                                                 --------------------------------------
(dollars in thousands, except for per share amounts)                              1993            1992            1991
                                                                                 ------          ------          ------
Per share amounts -- primary(1)
  Income before extraordinary items and cumulative effect of
    change in tax accounting method                                              $ 2.74          $ 2.10           $1.65
  Extraordinary items, net of federal income tax effect                           (0.15)          (0.09)             --
  Cumulative effect of change in tax accounting method                             0.23              --              --
                                                                                 ------          ------          ------
  Net income                                                                     $ 2.82          $ 2.01           $1.65
Per share amounts -- fully diluted(1)
  Income before extraordinary items and cumulative effect of
    change in tax accounting method                                              $ 2.60          $ 1.99           $1.58
  Extraordinary items, net of federal income tax effect                           (0.14)          (0.08)             --
  Cumulative effect of change in tax accounting method                             0.21              --              --
                                                                                 ------          ------          ------
  Net income                                                                     $ 2.67          $ 1.91           $1.58


(1) Net income per common share for 1992 and 1991 has been adjusted for the third quarter 1993 and the first quarter 1992 50 percent stock dividends, each of which had the effect of a three-for-two stock split. See Notes to Consolidated Financial Statements.

SUPPLEMENTAL DISCLOSURES RELATED TO THE
CONSOLIDATED STATEMENTS OF INCOME

                                                                                        Year Ended December 31,
                                                                             -------------------------------------------
(dollars in thousands)                                                          1993             1992            1991
                                                                             ----------       ----------      ----------
Net income                                                                     $179,676         $110,469         $80,591
Preferred stock dividends:
  Noncumulative Perpetual, Series C                                              (5,628)              --              --
  Noncumulative Perpetual, Series E                                                (538)              --              --
  Noncumulative Convertible Perpetual, Series A                                      --           (4,875)         (4,875)
  Noncumulative Convertible Perpetual, Series D                                  (7,392)              --              --
                                                                             ----------       ----------      ----------
Net income available to primary common stock                                   $166,118         $105,594         $75,716

Net income                                                                     $179,676         $110,469         $80,591
Preferred stock dividends:
  Noncumulative Perpetual, Series C                                              (5,628)              --              --
  Noncumulative Perpetual, Series E                                                (538)              --              --
                                                                             ----------       ----------      ----------
Net income available to fully diluted common stock                             $173,510         $110,469         $80,591

Average common shares outstanding(1):
  Primary                                                                    58,954,059       52,529,967      45,924,301
  Noncumulative Convertible Perpetual, Series A                                 643,121        5,174,055       5,176,957
  Noncumulative Convertible Perpetual, Series D                               5,419,365           59,230              --
                                                                             ----------       ----------      ----------
  Fully diluted                                                              65,016,545       57,763,252      51,101,258

(1) Average common shares outstanding for 1992 and 1991 has been adjusted for the third quarter 1993 and the first quarter 1992 50 percent stock dividends, each of which had the effect of a three-for-two stock split. See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                                                   December 31,
                                                                                          ------------------------------
(dollars in thousands)                                                                       1993                1992
                                                                                          -----------         ----------
Assets
Cash and cash equivalents                                                                 $   194,389         $  190,602
Trading account securities                                                                      1,098              1,926
Investment securities, market value $1,072,329 and $420,048                                 1,035,392            401,975
Mortgage-backed securities, market value $3,019,102 and $2,221,706                          2,976,608          2,183,575
Loans                                                                                      10,891,102          6,719,680
REO                                                                                            34,057             87,427
Bank premises and equipment                                                                   158,927             78,306
Goodwill and other intangible assets                                                          217,112             61,448
Other assets                                                                                  318,543            186,663
                                                                                          -----------         ----------
    Total assets                                                                          $15,827,228         $9,911,602
Liabilities
Deposits:
  Checking accounts                                                                       $ 1,224,854         $  640,961
  Savings and money market accounts                                                         3,060,731          1,766,270
  Time deposit accounts                                                                     5,065,817          3,650,881
                                                                                          -----------         ----------
    Total deposits                                                                          9,351,402          6,058,112
Annuities                                                                                     713,383            571,428
Securities sold under agreements to repurchase                                              2,173,693          1,061,332
Advances from the Federal Home Loan Bank (FHLB)                                             2,079,934          1,057,768
Other borrowings                                                                               83,635              5,124
Other liabilities                                                                             229,477            122,802
Subordinated capital notes                                                                        --              40,000
                                                                                          -----------         ----------
    Total liabilities                                                                      14,631,524          8,916,566
Contingencies (Note 24)
Stockholders' Equity
Preferred stock, $1 par value: 10,000,000 shares authorized -
  6,200,000 and 5,494,150 shares issued and outstanding                                         6,200              5,494
Common stock, $1 par value: 100,000,000 shares authorized -
  60,090,996 and 53,787,701 shares issued and outstanding(1)                                   60,091             53,788
Capital surplus(1)                                                                            553,485            496,804
Retained earnings                                                                             575,928            438,950
                                                                                          -----------         ----------
    Total stockholders' equity                                                              1,195,704            995,036
    Total liabilities and stockholders' equity                                            $15,827,228         $9,911,602

(1) The number and amount of common shares outstanding at Dec. 31, 1992, has been adjusted for the third quarter 1993 50 percent stock dividend, which had the effect of a three-for-two stock split. See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                 Valuation
                                                                                                  Reserve        Total
                                                Preferred     Common     Capital      Retained   for Equity   Stockholders'
(dollars in thousands)                            Stock       Stock(1)   Surplus(1)  Earnings   Securities      Equity
                                                ---------     ------     -------      --------   ----------   -------------
Balance at January 1, 1991                       $ 1,300      $42,278    $173,202     $292,680    $(3,954)     $  505,506

Net income                                            --           --          --       80,591         --          80,591
Cash dividends declared on preferred stock            --           --          --       (4,875)        --          (4,875)
Cash dividends declared on common stock               --           --          --      (13,979)        --         (13,979)
Common stock issued                                   --        6,727      75,651           --         --          82,378
Adjustment in valuation reserve
  for equity securities                               --           --          --           --      3,532           3,532
Common stock issued through stock
  options and stock plan                              --          656       4,437           80         --           5,173
                                                 -------      -------    --------     --------    -------      ----------
Balance at December 31, 1991                       1,300       49,661     253,290      354,497       (422)        658,326
Net income                                            --           --          --      110,469         --         110,469
Cash dividends declared on preferred stock            --           --          --       (4,875)        --          (4,875)
Cash dividends declared on common stock               --           --          --      (21,231)        --         (21,231)
Adjustment in valuation reserve
  for equity securities                               --           --          --           --        422             422
Common stock issued                                   --        2,340      30,937           --         --          33,277
Preferred stock issued                             4,200           --     199,565           --         --         203,765
Common stock issued through stock
  options and stock plan                              --        1,764      13,029           90         --          14,883
Conversion of preferred stock to common stock         (6)          23         (17)          --         --              --
                                                 -------      -------    --------     --------    -------      ----------
Balance at December 31, 1992                       5,494       53,788     496,804      438,950         --         995,036
Net income                                            --           --          --      179,676         --         179,676
Cash dividends declared on preferred stock            --           --          --      (13,559)        --         (13,559)
Cash dividends declared on common stock               --           --          --      (28,712)        --         (28,712)
Preferred stock issued                             2,000           --      46,182           --         --          48,182
Common stock issued through stock
  options and stock plan                              --        1,151      14,357           18         --          15,526
Conversion of preferred stock to common stock     (1,294)       5,152      (3,858)        (445)        --            (445)
                                                 -------      -------    --------     --------    -------      ----------
Balance at December 31, 1993                     $ 6,200      $60,091    $553,485     $575,928    $    --      $1,195,704

(1) The amount of common stock issued and outstanding for 1991 and 1992 has been adjusted for the first quarter 1992 and third quarter 1993 50 percent stock dividends, each of which had the effect of a three-for-two stock split. See Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Year Ended December 31,
                                                                               -------------------------------------
(dollars in thousands)                                                           1993           1992          1991
                                                                               --------       --------       -------
Cash Flows From Operating Activities
Net income                                                                     $179,676       $110,469       $80,591
Adjustments to reconcile net income to net cash provided
  by operating activities:
    Provision for loan losses                                                    35,000         14,000        21,627
    Cumulative effect of change in tax accounting method                        (13,365)            --            --
    Gain on sale of loans                                                       (14,133)       (11,477)      (19,528)
    Gain on sale of other assets, net                                           (27,523)        (6,575)       (2,527)
    REO operations, inclusive of write-downs                                      6,295          2,111         5,051
    Write-down of other assets                                                    2,488          2,712         2,383

    Extraordinary loss                                                           13,028            6,837             --
    Depreciation, amortization and deferral, net                                 36,458           38,229           9,542
    FHLB stock dividend                                                         (22,943)          (4,834)         (1,716)
    Decrease (increase) in trading account securities                             1,574             (109)            (52)
    (Increase) decrease in interest receivable                                  (32,096)          (3,087)          5,227
    (Decrease) increase in interest payable                                     (24,815)           7,697            (993)
    Increase (decrease) in income taxes payable                                  13,190           (7,100)          1,993
    Decrease (increase) in other assets                                           6,948             (844)        (35,055)
    (Decrease) increase in other liabilities                                    (21,396)           2,476          26,588
                                                                            -----------      -----------     -----------
      Net cash provided by operating activities                                 138,386          150,505          93,131
Cash Flows From Investing Activities
Sales and calls of securities held for sale and investment securities            96,644           75,135          99,704
Maturities and principal payments on investment securities                       56,551           58,918           6,951
Purchases of securities held for sale and investment securities                (459,559)        (165,115)        (56,984)
Sales of mortgage-backed securities                                             667,518            5,570          29,699
Principal payments on mortgage-backed securities                                864,084          692,638         338,266
Purchases of mortgage-backed securities                                        (971,233)        (914,947)       (193,705)
Sales of loans                                                                  919,768        1,044,596       1,064,770
Principal payments on loans                                                   3,545,492        1,902,376         911,036
Origination and purchases of loans                                           (5,654,511)      (3,964,717)     (2,226,531)
Sales of REO                                                                     52,586           21,801          34,361
Expenditures for Bank premises and equipment, net                               (35,031)         (12,222)        (15,210)
Acquisitions, net of cash acquired                                              387,688           30,926         188,543
                                                                            -----------      -----------     -----------
      Net cash (used) provided by investing activities                      $  (530,003)     $(1,225,041)    $   180,900

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                                                                                       Year Ended December 31,
                                                                            --------------------------------------------
(dollars in thousands)                                                         1993             1992             1991
                                                                            -----------      -----------       ---------
Cash Flows From Financing Activities
Decrease in deposits, net                                                   $  (538,029)     $    (6,752)      $ (39,922)

Increase in annuities, net                                                      141,955          137,661         116,883
Increase (decrease) in securities sold under agreements to repurchase, net    1,112,361          341,290        (100,147)
Proceeds from FHLB advances                                                   3,946,509        1,749,000         305,000
Payments for FHLB advances                                                   (4,241,356)      (1,267,605)       (383,500)
Call of subordinated capital notes                                              (41,600)         (62,400)            --
Payments of other borrowings                                                     (5,428)          (4,023)       (214,901)
Issuance of preferred stock                                                      48,182          203,765             --
Issuance of common stock                                                            --               --           82,378
Issuance of common stock through stock options and stock plan                    15,526           14,883           5,173
Conversion of preferred stock to common stock                                      (445)             --              --
Cash dividends paid                                                             (42,271)         (26,106)        (18,854)
                                                                            -----------      -----------       ---------
      Net cash provided (used) by financing activities                          395,404        1,079,713        (247,890)
      Increase in cash and cash equivalents                                       3,787            5,177          26,141
      Cash and cash equivalents at beginning of year                            190,602          185,425         159,284
                                                                            -----------      -----------       ---------
      Cash and cash equivalents at end of year                              $   194,389      $   190,602       $ 185,425

SUPPLEMENTAL DISCLOSURES RELATED TO THE
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Year Ended December 31,
                                                                            ------------------------------------------
(dollars in thousands)                                                           1993             1992            1991
                                                                               --------         --------        --------
Noncash Investing Activities
Loans exchanged for mortgage-backed securities held for investment             $816,859         $143,367        $151,933
Real estate acquired through foreclosure                                         32,870           55,047          31,671
Cash Paid During The Year For
Interest on deposits                                                            364,022          305,469         343,157
Interest on borrowings                                                          167,301          126,005         155,327
Federal income taxes                                                             60,000           60,071          45,250

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Washington Mutual Savings Bank and its wholly owned subsidiaries (the Bank). All significant intercompany transactions and balances have been eliminated. Results of operations of companies acquired and accounted for as purchases are included from the dates of acquisition. When the Bank acquires a company through a pooling-of-interests, current and prior period financial statements are restated to include the accounts of acquired companies. Classifications have been changed for certain amounts in the preceding periods to conform with the financial statement presentation adopted in the current period.

INTEREST RATE EXCHANGE AGREEMENTS

The Bank uses interest rate exchange agreements to reduce its exposure to interest rate risk on various liabilities. The interest differential paid or received on interest rate exchange agreements is recorded as an adjustment to interest expense on savings deposits or other borrowings.

TRADING ACCOUNT SECURITIES

Securities acquired with the intent to trade are carried at market value. Any unrealized gains and losses as well as interest on such securities are included in gain on sale of other assets, net in the Consolidated Statements of Income.

SECURITIES HELD FOR SALE

Securities held for sale are carried at the lower of amortized cost or market value on an aggregate basis. Any security that management determines will not be held to maturity is classified as held for sale at the time such a determination is made. Unrealized gains or losses on such securities are included in gain on sale of other assets, net in the Consolidated Statements of Income. Gains and losses realized on the sale of these securities are based on the specific identification method. Interest on such securities is included with interest income from investment securities.

INVESTMENT AND MORTGAGE-BACKED SECURITIES

Debt securities held for investment are recorded at cost. Recognition is provided for unrealized losses in the debt portfolio if any market valuation differences are deemed to be other than temporary.

Equity securities are carried at the lower of aggregate cost or market value. Included in stockholders' equity is a valuation reserve that represents the excess of aggregate cost over market value of these equity securities. Gains and losses realized on the sale of these securities are based on the specific identification method and the valuation reserve is adjusted accordingly.

Effective Jan. 1, 1994, the Bank adopted, as required, Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." This standard requires investment and equity securities to be segregated into the following three categories: trading, held-to-maturity and available-for-sale. Trading securities are purchased and held principally for the purpose of reselling them within a short period of time. Their unrealized gains and losses are included in earnings. Investments classified as held-to-maturity will be accounted for at amortized cost, but an institution must have both the positive intent and ability to hold those securities to maturity. There are very limited circumstances under which securities in the held-to-maturity category can be sold without jeopardizing the cost basis of accounting for the remainder of the securities in this category. Securities not classified as either trading or held-to-maturity are considered to be available-for-sale. Unrealized gains and losses for available-for-sale securities are to be excluded from earnings and reported as a net amount in a separate component of stockholders' equity until realized. Management expects the adoption of this statement to have a modestly positive effect on the Bank's stockholders' equity. However, this effect is subject to change with movements of market interest rates.

LOANS

Loans held for investment are stated at the principal amount outstanding, net of deferred loan fees and any discounts or premiums on purchased loans. The deferred fees, discounts and premiums are amortized using the interest method over the estimated life of the loan. The

Bank sells residential fixed-rate loans in the secondary market. At the date of origination, the loans so designated and meeting secondary market guidelines are identified as held for sale and carried at the lower of net cost or market value on an aggregate basis.

Interest is accrued as earned unless management doubts the collectibility of the loan or the unpaid interest, at which time the loan is placed on nonaccrual status and any accrued but unpaid interest is charged against income in that period. Any loan 90 days or more delinquent is placed on nonaccrual. Accrual of interest income is resumed only when the borrower demonstrates an ability to make scheduled payments of both principal and interest.

In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This statement addresses the accounting by creditors for impairment of a loan by specifying how allowances for credit losses related to certain loans should be determined. This statement is effective in 1995. Management does not believe that the implementation of this statement will have a material effect on the financial position or operations of the Bank.

RESERVE FOR LOAN LOSSES

The reserve for loan losses is maintained at a level sufficient to provide for estimated loan losses based on evaluating known and inherent risks in the loan portfolio. The reserve is based on management's continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, actual loan loss experience, current and anticipated economic conditions, and detailed analysis of individual loans and credits for which full collectibility may not be assured. The detailed analysis includes techniques to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The appropriate reserve level is estimated based upon factors and trends identified by management at the time financial statements are prepared.

When available information confirms that specific loans or portions thereof are uncollectible, these amounts are charged off against the reserve for loan losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: The loan is significantly delinquent and the borrower has not evidenced the ability or intent to bring the loan current. The Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt. The fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

Commercial real estate loans are considered by the Bank to have somewhat greater risk of uncollectibility than residential real estate loans due to the dependency on income production or future development of the real estate.

Management's evaluation of the ultimate collectibility of commercial credits is based on an analysis of the financial condition of the individual corporations. This evaluation recognizes that eventual collection of principal largely depends on future earnings, asset sales and recapitalization of the issuers, which may not occur as estimated due to market and regulatory factors.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided in the financial statements.

REO

REO includes properties acquired through foreclosure that are transferred to REO at the lower of cost or fair value. Subsequently, properties are evaluated and any additional declines in value are provided for in the REO reserve for losses. The amount the Bank will ultimately recover from REO may differ substantially from the amount used in arriving at the net carrying value of these assets because of future market factors beyond the Bank's control or because of changes in the Bank's strategy for sale or development of the property.

Commercial REO that is managed and operated by the Bank is depreciated using the straight-line method over the property's estimated useful life.

BANK PREMISES AND EQUIPMENT

Land, buildings, leasehold improvements and equipment are carried at cost. Buildings and equipment are depreciated over their estimated useful lives on the straight-line method. Leasehold improvements are amortized over the shorter of their useful lives or lease terms.

ANNUITY AND INSURANCE ACCOUNTING

WM Life Insurance Co. (WM Life), the Bank's insurance underwriting subsidiary, sells annuities through Washington Mutual Insurance Services, Inc., the Bank's insurance agency subsidiary; Columbia Services, Inc., a subsidiary of Washington Mutual, a Federal Savings Bank (FSB); Murphey Favre, Inc. (Murphey Favre), the Bank's full-service brokerage subsidiary; and a direct agency force.

WM Life primarily sells flexible premium annuities. Flexible premium annuities build earnings on a tax-deferred basis with the interest rate fixed for one year. The policyholder chooses the timing and amount of subsequent deposits.

The Bank defers certain costs, such as commissions and the expenses of underwriting and issuing policies, that are involved in acquiring new annuity and life insurance business. These costs, which are included in other assets in the accompanying Consolidated Statements of Financial Position, are amortized over the lives of the policies in relation to the estimated gross profit. Annuity reserves equal the policy value as defined in the policy contract as of the valuation date. Liabilities for future policy and contract benefits for insurance products represent the gross unearned premiums.

FEDERAL INCOME TAXES

In February 1992, FASB issued SFAS No. 109, "Accounting for Income Taxes." The statement requires the use of the liability method in accounting for income taxes and eliminates on a prospective basis the former exemption from provision of deferred income taxes on thrift bad debt reserves. The Bank adopted the new statement as required in the first quarter of 1993. The effect of this statement on the Bank's results of operations increased earnings by approximately $13.4 million on an after-tax basis. Adopting SFAS No. 109 in 1993 also had the effect of decreasing the federal income tax provision by $8.1 million.

Under the asset and liability method provided for by SFAS No. 109, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Bank reports income and expenses using the accrual method of accounting and files a consolidated tax return that includes all of its subsidiaries.

NOTE 2: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

                                         December 31,
                                     ----------------------
(dollars in thousands)                 1993          1992
                                     --------      --------
Cash and demand deposits             $186,810      $121,268
Cash equivalents:
  Overnight investments                   --         63,913
  Time deposits                         7,579         5,421
                                     --------      --------
                                        7,579        69,334
                                     $194,389      $190,602

For the purpose of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, overnight investments and time deposits. Generally, overnight investments are for one-day periods and time deposits are short term.

Federal Reserve Board regulations require depository institutions to maintain certain minimum reserve balances. Included in cash and demand deposits were required deposits at the Federal Reserve of $19.8 million and $19.5 million at Dec. 31, 1993 and 1992, respectively.

NOTE 3: INVESTMENT SECURITIES

Investment securities classified by type and contractual maturity date consisted of the following:

                                                                                December 31, 1993
                                                        -------------------------------------------------------------
                                                          Book       Unrealized      Unrealized       Market
(dollars in thousands)                                   Value         Gains           Losses         Value     Yield (1)
                                                        --------      --------       ---------     ----------   ------
Debt securities
  U. S. government and agency obligations:
    Due within one year                                $   16,231       $     9        $  --       $   16,240    3.47%

    After one but within five years                       222,018         6,361          (372)       228,007       5.81
    After five but within 10 years                         11,137            91           (43)        11,185       4.71
    After 10 years                                         27,636            54           (12)        27,678       4.55
                                                       ----------       -------        ------     ----------      -----
                                                          277,022         6,515          (427)       283,110       5.50
  Corporate debt obligations:
    Due within one year                                       200             1            --            201       9.50
    After one but within five years                       107,007         3,974          (185)       110,796       6.39
    After five but within 10 years                        238,541        15,737          (725)       253,553       7.71
    After 10 years                                        101,492         4,574        (1,268)       104,798       7.29
                                                       ----------       -------        ------     ----------      -----
                                                          447,240        24,286        (2,178)       469,348       7.30
  Municipal obligations(2):
    Due after one but within five years                        65             6            --             71       9.75
    After five but within 10 years                         17,468         1,471            --         18,939       9.44
    After 10 years                                         52,960         6,135            --         59,095      10.24
                                                       ----------       -------        ------     ----------      -----
                                                           70,493         7,612            --         78,105      10.04
                                                          794,755        38,413        (2,605)       830,563       6.92
Equity securities
  Preferred stock, net of valuation reserve of $ --        26,123         1,143           (14)        27,252       9.61
  FHLB stock                                              213,514            --            --        213,514      11.00
  Other stock                                               1,000            --            --          1,000         --
                                                       ----------       -------        ------     ----------      -----
                                                          240,637         1,143           (14)       241,766      10.80
                                                       ----------       -------        ------     ----------      -----
                                                       $1,035,392       $39,556        (2,619)    $1,072,329       7.82%



(1) Weighted average yield at Dec. 31, 1993.
(2) The yield was adjusted to reflect tax equivalent yields on nontaxable investment income.



                                                                                 December 31, 1992
                                                         -------------------------------------------------------------
                                                            Book       Unrealized    Unrealized       Market
(dollars in thousands)                                      Value         Gains        Losses          Value    Yield (1)
                                                         ---------     ----------    ----------     --------    ------
Debt securities
  U. S. government and agency obligations:
    Due within one year                                  $    190       $     1       $   --       $     191      6.79%
    After one but within five years                         7,319           376           --           7,695      7.18
    After five but within 10 years                          1,453            81           --           1,534      7.62
                                                         --------       -------        -------       --------    -----
                                                            8,962           458           --           9,420      7.24
  Corporate debt obligations:
    Due within one year                                     3,394            37           --           3,431      9.45
    After one but within five years                        17,723           369          (162)        17,930      7.08
    After five but within 10 years                        219,963        11,386        (1,201)       230,148      8.37
    After 10 years                                          7,912           962           --           8,874     10.10
                                                         --------       -------        -------       --------    -----
                                                          248,992        12,754        (1,363)       260,383      8.35
  Municipal obligations(2):
    Due after five but within 10 years                     11,281           727           (30)        11,978      9.81
    After 10 years                                         46,986         4,818            (2)        51,802     11.10
                                                         --------       -------        -------       --------    -----
                                                           58,267         5,545           (32)        63,780     10.85
                                                          316,221        18,757        (1,395)       333,583      8.78
Equity securities
  Preferred stock, net of valuation reserve of $ --        27,457           995         (399)         28,053      7.39
  FHLB stock                                               57,241           --            --          57,241      9.00
  Other stock                                               1,056           115           --           1,171        --
                                                         --------       -------        -------       --------    -----
                                                           85,754         1,110           (399)        86,465     8.30
                                                         $401,975       $19,867        $(1,794)      $420,048     8.68%



(1) Weighted average yield at Dec. 31, 1992.
(2) The yield was adjusted to reflect tax equivalent yields on nontaxable investment income.

Proceeds from sales and calls of investment securities during 1993 and 1992 were $135.6 million and $53.2 million, respectively. The Bank realized $3.7 million, $3.3 million and $3.1 million in gains and $317,000, $1.6 million and $4.6 million in losses on sales during 1993, 1992 and 1991, respectively. The majority of the 1993 sales were prior to the acquisition of Pacific First Bank (Pacific First) and resulted from the balance sheet restructuring required to accommodate the major business acquisition of Pacific First.

Investment securities with a book value of $227.7 million and $11.4 million and a market value of $233.2 million and $12.9 million at Dec. 31, 1993 and 1992, respectively, were pledged to secure trust deposits, securities sold under agreements to repurchase, and access to the Federal Reserve discount window.

NOTE 4: MORTGAGE-BACKED SECURITIES

Mortgage-backed securities classified by type and contractual maturity date consisted of the following:

                                                                          December 31, 1993
                                                 ---------------------------------------------------------------
                                                    Book       Unrealized    Unrealized      Market
(dollars in thousands)                              Value         Gains        Losses         Value        Yield (1)
                                                 ----------    ----------    ----------     ----------     -----
U. S. government agency obligations:
  Due within one year                            $   14,374       $    --     $   (395)     $   13,979     2.76%
  After one but within five years                   117,171           158         (844)        116,485     4.76
  After five but within 10 years                     20,742           760           --          21,502     8.09
  After 10 years                                  2,170,481        53,202      (12,659)      2,211,024     6.68
                                                 ----------       -------     ---------     ----------     ----
                                                  2,322,768        54,120      (13,898)      2,362,990     6.57
Corporate debt obligations:
  Due after five but within 10 years                  1,336            --          (40)          1,296     7.43
  After 10 years                                    652,504         6,637       (4,324)        654,817     6.23
                                                 ----------       -------     ---------     ----------     ----
                                                    653,840         6,637       (4,364)        656,113     6.23
                                                 $2,976,608       $60,757     $(18,262)     $3,019,103     6.50%


                                                                          December 31, 1992
                                                 --------------------------------------------------------------
                                                    Book       Unrealized    Unrealized       Market
(dollars in thousands)                              Value         Gains        Losses         Value       Yield (1)
                                                 ----------    ----------    ----------     ----------    -----
U.S. government agency obligations:
  Due after five but within 10 years             $   25,451       $   686      $    (42)    $   26,095     7.97%
  After 10 years                                  1,439,089        40,990        (4,789)     1,475,290     7.74
                                                  1,464,540        41,676        (4,831)     1,501,385     7.74
                                                 ----------       -------     ---------     ----------    -----
Corporate debt obligations:
  Due after one but within five years                   271             2           --             273    11.86
  After five but within 10 years                     32,236         1,153          (568)        32,821     9.79
  After 10 years                                    686,528         8,461        (7,762)       687,227     7.25
                                                 ----------       -------     ---------     ----------    -----
                                                    719,035         9,616        (8,330)       720,321     7.37
                                                 $2,183,575       $51,292      $(13,161)     $2,221,706    7.62%



(1) Weighted average yield at Dec. 31, 1993 and 1992.

Proceeds from sales of mortgage-backed securities during 1993 and 1992 were $667.5 million and $5.6 million, respectively. The Bank realized $23.3 million, $485,000 and $598,000 in gains on sales during 1993, 1992 and 1991, respectively. The Bank also realized $33,000, $2,000 and $92,000 in losses on these sales during 1993, 1992 and 1991, respectively. The majority of the 1993 sales were prior to the acquisition of Pacific First and resulted from the balance sheet restructuring required to accommodate the major business acquisition of Pacific First.

Mortgage-backed securities with a book value of $2,523.7 million and $1,229.0 million and a market value of $2,561.9 million and $1,249.0 million at Dec. 31, 1993 and 1992, respectively, were pledged to secure securities sold under agreements to repurchase, other borrowings, interest rate exchange agreements, public deposits and access to the Federal Reserve discount window.

NOTE 5: LOANS

Loans consisted of the following:

                                          December 31,
                                   ---------------------------
(dollars in thousands)                 1993            1992
                                   -----------      ----------
Real estate:
  Residential                      $ 6,680,466      $4,332,236
  Residential construction             409,789         350,736
  Commercial                         1,828,266         988,712
                                   -----------      ----------
                                     8,918,521       5,671,684
Second mortgage and
  other consumer                     1,540,971         633,124
Manufactured housing                   540,218         454,873
Commercial credits                       6,606          13,969
Reserve for loan losses               (115,214)        (53,970)
                                   -----------      ----------
                                   $10,891,102      $6,719,680


Commercial credits consisted primarily of high-yield debt that trades on a very limited basis. Proceeds from sales of commercial credits during 1993, 1992 and 1991 were $5.5 million, $6.1 million and $14.0 million, respectively. Realized gains from the sale of commercial credits were $34,000, $820,000 and $1.6 million for 1993, 1992 and 1991, respectively. Realized losses from the sale or revaluation of commercial credits totaled $2.6 million, $1.1 million and $18.5 million for 1993, 1992 and 1991, respectively. Realized gains and realized losses were either credited to or charged against the reserve for loan losses.

Nonaccrual loans totaled $57.7 million and $36.2 million at Dec. 31, 1993 and 1992, respectively. If interest on these loans had been recognized, such income would have been $4.6 million and $2.4 million for 1993 and 1992, respectively. In addition, at Dec. 31, 1993 and 1992, the Bank had four restructured loans aggregating $8.1 million and $9.6 million, respectively. During 1993 and 1992, these restructured loans returned a net yield of 9.03 percent and 10.16 percent, thereby contributing $781,000 and $965,000 to interest income, respectively. Had these loans not been restructured and interest accrued at their original rates, the additional interest income would have been $8,000 and $16,000 for 1993 and 1992, respectively. Loans under foreclosure were $19.3 million and $8.8 million at Dec. 31, 1993 and 1992, respectively.

Loans, exclusive of reserve for loan losses, by geographic concentration were as follows:

                                                                     December 31, 1993
                                         ----------------------------------------------------------------------------
                                                                                               Other
(dollars in thousands)                   Washington      Oregon     California     Idaho      States         Total
                                         ----------    ----------   ----------   --------    --------     -----------
Real estate:
  Residential                            $5,201,711    $  980,323    $283,837     $54,511    $160,084     $ 6,680,466
  Residential construction                  268,055       129,379          --       3,871       8,484         409,789
  Apartment buildings                       653,639       131,872      83,623      20,189     106,838         996,161
  Other commercial real estate              541,380        78,993     154,061       2,441      55,230         832,105
                                         ----------    ----------    --------     -------    --------     -----------
                                          6,664,785     1,320,567     521,521      81,012     330,636       8,918,521
Second mortgage and
  other consumer                          1,426,367       114,128          --         476          --       1,540,971
Manufactured housing                        473,829        61,862          --       4,483          44         540,218
Commercial credits                            2,153           261          --          --       4,192           6,606
                                         ----------    ----------    --------     -------    --------     -----------
                                         $8,567,134    $1,496,818    $521,521     $85,971    $334,872     $11,006,316


Loans, exclusive of reserve for loan losses, by maturity or repricing date were as follows:

(dollars in thousands)                      December 31, 1993
                                            -----------------
Adjustable-rate loans:
  Due within one year                           $2,683,139
  After one but within five years                  926,878
  After five but within 10 years                    81,982
                                                ----------
                                                 3,691,999
Fixed-rate loans:
  Due within one year                            1,740,381

After one but within five                    $ 3,089,731
After five but within 10 years                 1,456,872
After 10 years                                 1,027,333
                                             -----------
                                               7,314,317
                                             $11,006,316

In addition to loans the Bank serviced for its own portfolio, it serviced loans of $4,698.8 million and $3,367.9 million at Dec. 31, 1993 and 1992, respectively, for U.S. government agencies, institutions and private investors. Loans serviced for U.S. government agencies included real estate loans originated by the Bank and exchanged for mortgage-backed securities of $679.7 million and $403.3 million at Dec. 31, 1993 and 1992, respectively.

Unamortized deferred loan fees were $69.0 million and $49.1 million at Dec. 31, 1993 and 1992, respectively. At Dec. 31, 1993, the Bank had $573.0 million in mortgage loan commitments and $435.4 million committed for undisbursed lines of credit.

NOTE 6: RESERVE FOR LOAN LOSSES

Changes in the reserve for loan losses were as follows:

                                                                               Year Ended December 31,
                                                                      ------------------------------------------
(dollars in thousands)                                                  1993             1992             1991
                                                                      --------         --------         --------
Balance, beginning of year                                            $ 53,970         $ 52,305         $ 52,843
Provision for loan losses                                               35,000           14,000           21,627
Reserves added through business combinations                            46,000            5,320              571
Reserves charged-off:
  Residential                                                           (1,612)          (1,138)            (379)
  Residential construction                                                (297)            (937)            (139)
  Commercial real estate                                               (13,786)         (14,932)          (5,285)
  Manufactured housing, second mortgage and other consumer              (2,664)          (1,028)          (1,097)
  Commercial credits                                                    (2,590)          (1,096)         (18,457)
                                                                      --------         --------         --------
                                                                       (20,949)         (19,131)         (25,357)
Reserves recovered:
  Residential                                                               45               17               36
  Residential construction                                                  --               --              314
  Commercial real estate                                                   514              494              563
  Manufactured housing, second mortgage and other consumer                 600              145              109
  Commercial credits                                                        34              820            1,599
                                                                      --------         --------         --------
                                                                         1,193            1,476            2,621
Balance, end of year                                                  $115,214         $ 53,970         $ 52,305

As part of the ongoing process to determine the adequacy of the reserve for loan losses, the Bank reviews the components of its loan portfolio for specific risk of principal loss. A portion of the reserve is then allocated to reflect the identified loss exposure.

An analysis of the reserve for loan losses was as follows:

                                            December 31,
                                        ---------------------
(dollars in thousands)                    1993         1992
                                        --------      -------
Allocated reserves:
  Commercial real estate                $ 19,354      $21,746
  Commercial credits                       1,718        5,597
  Residential construction                 1,503        1,219
                                        --------      -------
                                          22,575       28,562
Unallocated reserves                      92,639       25,408
                                        --------      -------
                                        $115,214      $53,970
Total reserves as a percentage
  of total loans                            1.06%        0.80%

NOTE 7: REO

REO consisted of the following:

                                          December 31,
                                      ---------------------
(dollars in thousands)                  1993         1992
                                      -------      --------
Loans deemed to be
  in-substance foreclosures           $   --       $ 19,569
Real estate acquired through
  foreclosure                          38,309        78,333
Other                                   1,223           764
Reserve for losses                     (5,475)      (11,239)
                                      -------      --------
                                      $34,057      $ 87,427

In March 1993, the two loans deemed to be in-substance foreclosures totaling $19.6 million were sold.

The REO reserve for losses provides for inherent losses that may result from unforeseen market changes in the REO portfolio and declines in fair values of properties subsequent to their initial transfer to REO.

Changes in the REO reserve for losses were as follows:

                                     Year Ended December 31,
                                ----------------------------------
(dollars in thousands)            1993          1992         1991
                                --------      -------      -------
Balance, beginning of year      $ 11,239      $ 8,440      $ 6,603
Provision for REO losses           7,300        4,686        9,271
Reserves added through
  business combinations              --           249          126
Reserves charged-off,
  net of recoveries              (13,064)      (2,136)      (7,560)
Balance, end of year            $  5,475      $11,239      $ 8,440

REO operations, inclusive of write-downs, were as follows:

                                     Year Ended December 31,
                                ---------------------------------
(dollars in thousands)            1993         1992         1991
                                -------      -------      -------
Income from operations, net     $   665      $ 2,711      $ 3,144
Gain on sale of REO, net            340         (136)       1,076
Provision for REO losses         (7,300)      (4,686)      (9,271)
                                 (6,295)      (2,111)     $(5,051)


NOTE 8: BANK PREMISES AND EQUIPMENT

Bank premises and equipment consisted of the following:

                                          December 31,
                                     ----------------------
(dollars in thousands)                 1993          1992
                                     --------      --------
Furniture and equipment              $107,706      $ 71,555
Bank buildings                         55,472        33,139
Leasehold improvements                 37,216        19,348
                                     --------      --------
                                      200,394       124,042
Accumulated depreciation              (70,715)      (61,238)
                                     --------      --------
                                      129,679        62,804
Land                                   29,248        15,502
                                     --------      --------
                                     $158,927      $ 78,306

Depreciation expense for 1993, 1992 and 1991 was $13.4 million, $7.6 million and $6.4 million, respectively.

The Bank has noncancelable operating leases for financial centers and for office facilities and equipment. Rental expense, including amounts paid under month-to-month cancelable leases, amounted to $25.7 million, $16.4 million and $14.2 million for 1993, 1992 and 1991, respectively.

Future minimum net rental commitments, including maintenance and other associated costs, for all noncancelable leases were as follows:

                                         December 31, 1993
                                     -------------------------
                                     Land & Bank   Furniture &
(dollars in thousands)                Buildings     Equipment
                                     -----------   -----------
Commitments:
  Due within one year                $ 16,898        $3,660
  After one but within two years       15,001         2,541
  After two but within three years     12,771         1,340
  After three but within four years    12,157           632
  After four but within five years     11,264           224
  After five years                     65,717           --
                                     --------        ------
                                     $133,808        $8,397

NOTE 9: GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consisted of the following:

                                                                                December 31,
                                                                          -----------------------
(dollars in thousands)                                                      1993           1992
                                                                          --------       --------
FSB, net of amortization of $43,780 and $21,070                           $210,911        $55,283
Murphey Favre and Composite Research & Management Co.,
  net of amortization of $7,918 and $7,998                                   2,938          3,673
Mutual Travel, Inc., net of amortization of $2,371 and $1,824                2,773          1,702
Other, net of amortization of $1,525 and $2,787                                490            790
                                                                          --------        -------
                                                                          $217,112        $61,448

Goodwill and other intangible assets result from business combinations accounted for as a purchase of assets and an assumption of liabilities. Other intangible assets primarily consist of core deposit intangibles and covenants-not-to-compete resulting from acquisitions of thrift branch systems. Goodwill and other intangible assets are amortized using the straight-line method over the period that is expected to be benefited, which ranges from five to 15 years. The average remaining amortization period at Dec. 31, 1993, was approximately seven and one-half years, with no amortization period greater than 10 years.

During 1993, the FSB acquired Pacific First. This transaction was accounted for as a purchase of assets and assumption of liabilities and increased goodwill and other intangible assets by $178.2 million.

In 1992, the FSB acquired Sound Savings and Loan Association (Sound Savings) and Great Northwest Bank (Great Northwest) and certain assets and liabilities of World Savings and Loan Association (World Savings). The acquisitions of Great Northwest and World Savings increased goodwill and other intangible assets by $16.6 million and $652,000, respectively. The acquisition of Sound Savings resulted in $263,000 of negative goodwill that was assigned to noncurrent assets.

NOTE 10: DEPOSITS
Deposits consisted of the following:

                                          December 31,
                                  --------------------------
(dollars in thousands)               1993            1992
                                  ----------     -----------
Checking accounts:
  Interest bearing                $  809,392     $   441,327
  Noninterest bearing                415,462         199,634
Savings accounts                   1,355,578         659,589
Money market accounts              1,705,153       1,106,681
Time deposit accounts:

  Due within one year                        $3,851,209        $3,036,634
  After one but within two years                545,730           427,244
  After two but within three years              205,054            87,023
  After three but within four years             244,008            18,481
  After four but within five years              197,131            68,838
  After five years                               22,685            12,661
                                             ----------        ----------
                                              5,065,817         3,650,881
                                             $9,351,402        $6,058,112

Deposits with individual account balances of $100,000 or greater aggregated $1,668.1 million and $1,114.9 million at Dec. 31, 1993 and 1992, respectively. Included in these accounts were wholesale time deposit accounts (for no less than $100,000) totaling $208.4 million and $329.6 million and Bank Investment Contracts (BICs) totaling $53.0 million and $102.7 million at Dec. 31, 1993 and 1992, respectively. At Dec. 31, 1993, wholesale time deposit accounts and BICs of $177.3 million mature within three months, $20.9 million mature in three months to six months, $22.7 million mature in six months to one year, and $40.5 million mature after one year. The related interest expense on these two wholesale products was $17.4 million, $32.6 million and $58.8 million for 1993, 1992 and 1991, respectively.

Deposits, principally wholesale time deposit accounts from political subdivisions and public agencies in Washington, were $186.1 million and $248.6 million at Dec. 31, 1993 and 1992, respectively.

Financial data pertaining to the weighted average cost of deposits were as follows:

                                                                    Year Ended December 31,
                                                                 ------------------------------
                                                                 1993         1992         1991
                                                                 ----         ----         ----
Weighted average interest rate at end of year                    3.64%        4.39%        6.21%
Weighted daily average interest rate during the year             3.91         5.20         6.70

NOTE 11: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Bank sold, under agreements to repurchase, specific securities of the U.S. government and its agencies and other approved investments to broker/dealers and customers. The securities underlying the agreements with broker/dealers were delivered to the dealer who arranged the transaction or were held by a safekeeping agent for the Bank's account. Securities delivered to broker/dealers may be loaned out in the ordinary course of operations. The securities underlying the agreements with customers were held in a segregated account by a safekeeping agent for the Bank.

Scheduled maturities or repricing of securities sold under agreements to repurchase were as follows:

                                                    December 31,
                                           -----------------------------
(dollars in thousands)                        1993               1992
                                           ----------        -----------
Securities sold under agreements
  to repurchase:
    Due within 30 days                     $1,373,417         $  447,816
    After 30 but within 90 days               120,000            334,494
    After 180 but within one year             499,103            100,000
    After one year                            181,173            179,022
                                           ----------         ----------
                                           $2,173,693         $1,061,332

Financial data pertaining to the weighted average cost and the level of securities sold under agreements to repurchase were as follows:

                                                                 Year Ended December 31,
                                                             -------------------------------------
(dollars in thousands)                                        1993             1992           1991
                                                             -----             -----          -----
Weighted average interest rate at end of year                 3.49%            4.40%           7.24%

                                                                                    Year Ended December 31,
                                                                              -------------------------------------
(dollars in thousands)                                                         1993             1992           1991
                                                                              -----             -----          -----
Weighted daily average interest rate during the year                               3.84             5.89           7.73
Daily average of securities sold under agreements to repurchase              $1,526,197         $826,044       $715,281

Maximum securities sold under agreements to repurchase at any month end       2,173,693        1,107,893        798,607
Interest expense during the year                                                 58,613           48,623         55,307

NOTE 12: ADVANCES FROM THE FHLB

As a member of the FHLB of Seattle, the FSB maintains a credit line of 45 percent of the total assets of the FSB, subject to collateralization requirements. At Dec. 31, 1993, the credit line totaled $3,968.3 million. Advances outstanding at Dec. 31, 1993, were collateralized, as provided for in the Advances, Security and Deposit Agreement with the FHLB, by all FHLB stock owned by the FSB, by deposits with the FHLB, and by certain mortgages or deeds of trust and securities of the U.S. government and agencies thereof.

Scheduled maturities of advances from the FHLB were as follows:

                                                                            December 31,
                                                      --------------------------------------------------------
                                                                 1993                         1992
                                                      ---------------------------   ---------------------------
                                                                      Range of                      Range of
                                                         Amount    Interest Rates     Amount      Interest Rates
                                                      -----------  --------------   -----------   --------------
(dollars in thousands)
FHLB advances:
  Due within one year                                  $1,257,800    3.11% 8.00%    $  325,200    3.19%- 9.00%
  After one but within two years                          538,500    3.06- 9.10        550,834    3.82-  9.05
  After two but within three years                        119,000    3.18- 8.35        138,500    5.78-  9.10
  After three but within four years                        42,000    4.38- 8.45         19,000    8.35
  After four but within five years                         57,000    3.12- 8.50          7,000    8.45
  After five years                                         65,634    4.50- 8.65         17,234    7.80-  8.65
                                                       ----------                   ----------
                                                       $2,079,934                   $1,057,768

Financial data pertaining to the weighted average cost and the level of FHLB advances were as follows:

                                                                             Year Ended December 31,
                                                                   -------------------------------------------
(dollars in thousands)                                                 1993             1992           1991
                                                                   -----------      ------------    ----------
Weighted average interest rate at end of year                            3.82%            5.30%           7.86%
Weighted daily average interest rate during the year                     4.19             6.15            7.80
Daily average of FHLB advances                                     $1,573,678       $  680,060        $560,780
Maximum FHLB advances at any month end                              2,079,934        1,057,768         611,983
Interest expense during the year                                       65,890           41,830          43,764

NOTE 13: OTHER BORROWINGS

Other borrowings consisted of the following:

                                                                            December 31,
                                                      --------------------------------------------------------
                                                                 1993                         1992
                                                      ---------------------------   ---------------------------
                                                                      Range of                      Range of
(dollars in thousands)                                   Amount    Interest Rates      Amount     Interest Rates
                                                      -----------  --------------   -----------   --------------
Medium-term notes                                      $ 2,000            7.90%      $3,000             8.55%
Notes payable                                           81,635      6.13-10.00        2,124       6.40-10.00
                                                       -------                       ------
                                                       $83,635                       $5,124

During 1988, the Bank issued $25.0 million in medium-term notes under an indenture for the issuance of up to $500.0 million in mortgage-backed medium-term notes. Also under the indenture, an additional $13.0 million was issued in 1989. The notes issued in 1988 and $6.0 million of those issued in 1989 matured in 1991. An additional $4.0 million of the notes issued in 1989 matured in 1992. The remaining $3.0 million of notes issued in 1989 matured in 1993.

As part of the Pacific First acquisition, the Bank assumed a $2.0 million medium-term note. The note is collateralized with mortgage-backed securities and matures in 1994. The Bank also assumed a $75.0 million note payable to the City of Tampa. The City of Tampa issued capital improvement revenue bonds in 1988 and invested a portion of the receipts with Pacific First. The note matures in 1998 and is subject to periodic withdrawals.

Financial data pertaining to the weighted average cost and the level of other borrowings were as follows:

                                                                                        Year Ended December 31,
                                                                              -------------------------------------------
(dollars in thousands)                                                            1993             1992           1991
                                                                              -----------      ------------    ----------
Weighted average interest rate at end of year                                      6.21%            8.11%          8.30%
Weighted daily average interest rate during the year                               6.14             7.09           8.15
Daily average of other borrowings                                               $67,572           $8,635       $148,939
Maximum other borrowings at any month end                                        89,548            9,565        223,606
Interest expense during the year                                                  4,152              612         12,143

NOTE 14: INTEREST RATE RISK MANAGEMENT

Strategies used by the Bank to minimize its exposure to interest rate fluctuations include the origination and purchase of adjustable-rate mortgage loans and adjustable-rate mortgage-backed securities, the sale of fixed-rate residential mortgage loan production, and the use of interest rate exchange agreements and interest rate cap agreements.

At Dec. 31, 1993, the Bank had interest-earning assets of $14,910.7 million having a weighted effective yield of 7.65 percent. Interest-bearing liabilities totaled $14,402.0 million with a weighted effective cost of 3.79 percent.

At Dec. 31, 1993, interest-sensitive assets of $6,293.4 million and interest-sensitive liabilities of $8,003.6 million mature or reprice within one year. At Dec. 31, 1993, the Bank had entered into interest rate exchange agreements and interest rate cap agreements with notional values of $725.0 million and $675.0 million, respectively. In January 1994, the Bank entered into additional interest rate exchange agreements and interest rate cap agreements with notional values of $350.0 million and $500.0 million, respectively. These instruments effectively extend the repricing of interest rates on approximately $2.0 billion of interest-sensitive liabilities maturing within one year. Including the January 1994 transactions, the interest rate exchange and cap agreements had the result of reducing the Bank's one-year gap at Dec. 31, 1993, from a negative 23.1 percent to a negative 10.8 percent.

Interest rate exchange agreements and interest rate cap agreements expose the Bank to credit risk in the event of nonperformance by other parties. This risk consists primarily of the amount of collateral pledged against the agreements and the termination value of agreements where the Bank is in a favorable position. The Bank controls the credit risk associated with its interest rate exchange agreements and interest rate cap agreements through credit approvals, limits and monitoring procedures.

During 1993, the Bank terminated interest rate exchange agreements with a notional value of $90.0 million for a loss of $3.4 million. In 1992, interest rate exchange agreements with a notional value of $105.0 million were terminated at a loss of $580,000. These agreements were terminated because they were within one year of maturity and, due to the dramatic change in interest rates, were no longer effective. These losses are being amortized on a straight-line basis as additional interest expense over the original terms of the interest rate exchange agreements.

Scheduled maturities of interest rate exchange agreements were as follows:

                                                                            December 31,
                                           ----------------------------------------------------------------------------
                                                          1993                                    1992
                                           --------------------------------------  ------------------------------------
                                           Notional    Short-Term     Long-Term     Notional   Short-Term    Long-Term
(dollars in thousands)                      Amount    Receipt Rate   Payment Rate    Amount   Receipt Rate  Payment Rate
                                           --------   ------------   ------------  ---------  ------------  ------------
Interest rate exchange agreements:
  Due within one year                      $ 75,000        3.50%       6.23%        $ 410,000    3.55%        6.89%

  After one but within two years            510,000        3.36        5.97           165,000    3.70         6.88
  After two but within three years          140,000        3.41        6.31           260,000    3.65         7.65
  After three but within four years             --          --          --             65,000    3.57         8.79
                                           --------        ----        ----         ---------    ----         ----
                                           $725,000        3.38%       6.06%        $ 900,000    3.61%        7.24%

Financial data pertaining to the weighted average net effective cost and the level of interest rate exchange agreements were as follows:

                                                                                       Year Ended December 31,
                                                                              -------------------------------------------
(dollars in thousands)                                                           1993             1992            1991
                                                                              ----------      -----------     -----------
Weighted average net effective cost at end of year                                 2.92%            3.77%            2.93%
Weighted daily average net effective cost during the year                          4.25             3.58             2.76
Daily average notional amount of interest rate exchange agreements            $ 670,767       $1,040,027       $  668,644
Maximum notional amount of interest rate exchange
  agreements at any month end                                                   855,000        1,150,000        1,150,000

Net interest expense included with deposits during the year                      24,268           23,110        7,663
Net interest expense included with borrowings during the year                     4,210           14,124       10,769

At Dec. 31, 1993, the interest rate cap agreements with notional values of $675.0 million had remaining maturities ranging from 12 to 36 months. Under terms of the agreements, the Bank will receive payments if the three-month London Interbank Offering Rate (LIBOR) exceeds an agreed upon rate. The rates on these agreements ranged from 4.25 percent to 6.00 percent.

NOTE 15: GAIN ON SALE OF OTHER ASSETS, NET

Gain on sale of other assets, net consisted of the following:

                                                                                        Year Ended December 31,
                                                                                --------------------------------------
(dollars in thousands)                                                             1993           1992          1991
                                                                                ---------       ----------    --------
Trading account securities, securities held for sale and investment securities  $   4,094       $    5,000    $ (1,116)
Mortgage-backed securities                                                         23,358              483         506
Bank premises and equipment                                                         1,397              928         192
Other                                                                              (1,326)             164       2,945
                                                                                ---------       ----------    --------
                                                                                $  27,523       $    6,575    $  2,527

NOTE 16: WRITE-DOWN OF OTHER ASSETS

Write-down of other assets consisted of the following:

                                                                                         Year Ended December 31,
                                                                                --------------------------------------
(dollars in thousands)                                                             1993             1992        1991
                                                                                ---------       ----------    --------
Investment and mortgage-backed securities                                         $   --           $2,516       $2,383
Real estate held for investment                                                    2,488              196           --
                                                                                  ------          -------       ------
                                                                                  $2,488           $2,712       $2,383




NOTE 17: INCOME TAXES

The provision for income taxes consisted of the following:

                                                                                        Year Ended December 31,
                                                                                ---------------------------------------
(dollars in thousands)                                                             1993           1992           1991
                                                                                ---------       ----------     --------
Current income taxes                                                            $72,003          $64,857         $52,249
Deferred income tax expense (benefits)                                           17,687           (6,721)         (9,723)
                                                                                -------          -------         -------
                                                                                $89,690          $58,136         $42,526

In determining taxable income, savings banks are allowed bad debt deductions based on a percentage of taxable income or on actual experience. Each year, savings banks may select whichever method results in the most tax savings. The Bank used the experience method in 1993, 1992 and 1991. Effective with the adoption of SFAS No. 109, this bad debt deduction is no longer treated as a permanent difference. During 1991, the Bank recorded an after-tax refund of federal income taxes and accrued interest of $11.6 million. The refund was the result of a settlement with the Internal Revenue Service regarding the Bank's claim for a refund of taxes paid in prior years.

The significant components of the Bank's deferred tax liabilities and assets were as follows:

(dollars in thousands)                      December 31, 1993
                                            -----------------
Deferred tax liabilities:
  Purchase accounting adjustments               $ 56,853
  FHLB stock dividends                            30,509
  Deferred loan fees                              24,785
  Deferred gains                                  21,891
  Other                                           43,469
                                                --------
                                                 177,507
Deferred tax assets:
  Book reserves                                   42,446
  Purchase accounting adjustments                 36,972

  Deferred loan fees                              30,522
  Tax benefits/credit carry forwards              22,595
  Deferred losses                                  4,144
  Other                                           36,080
                                                --------
                                                 172,759
                                                $  4,748

Reconciliations between income taxes computed at statutory rates and income taxes included in the Consolidated Statements of Income were as follows:

                                                                               Year Ended December 31,
                                                                          ---------------------------------
(dollars in thousands)                                                      1993         1992        1991
                                                                          -------      -------      -------
Income taxes computed at statutory rates                                  $95,126      $59,437      $41,860
  Tax effect of:
    Provision for loan losses                                                  --        4,094        7,563
    Amortization of goodwill and other intangible assets                    6,281        2,706        2,091
    Negotiated tax refund                                                      --           --       (4,429)
    Dividends received deduction                                             (441)        (477)        (586)
    Tax exempt income                                                      (1,838)      (1,217)        (598)
    Bad debt deduction                                                         --       (3,572)      (3,160)
    Other                                                                  (5,363)        (724)        (215)
                                                                          -------      -------      -------
Income taxes before extraordinary items                                    93,765       60,247       42,526
  Tax effect of:
    Call of subordinated capital notes                                       (709)      (1,139)          --
    Penalty for prepayment of FHLB advances                                (3,366)        (972)          --
                                                                          -------      -------      -------
Income taxes included in the Consolidated Statements of Income            $89,690      $58,136      $42,526

NOTE 18: EXTRAORDINARY ITEMS

Extraordinary items consisted of the following:

                                       Year Ended December 31,
                                   --------------------------------
(dollars in thousands)               1993         1992        1991
                                   --------     -------     -------

Call of subordinated
  capital notes                    $ (2,266)    $(3,108)    $    --

Penalty for prepayment of
  FHLB advances                     (10,762)     (3,641)         --
                                   --------     -------     -------
                                    (13,028)     (6,749)         --
Federal income tax benefits           4,075       2,111          --
                                   --------     -------     -------
                                   $ (8,953)     (4,638)    $    --


On Sept. 15, 1993, the Bank redeemed for cash all $40.0 million in principal of its 10.50 percent subordinated capital notes due March 15, 1999. The Bank called on June 15, 1992, all $60.0 million of its 15.00 percent subordinated capital notes due June 15, 1997.

The Bank prepaid $432.6 million and $175.0 million in advances from the FHLB during 1993 and 1992, respectively.

NOTE 19: STOCKHOLDERS' EQUITY

PREFERRED STOCK

In August 1989, the Bank issued 1.3 million shares of Noncumulative Convertible Perpetual Preferred Stock, Series A, at $50 per share for net proceeds of $63.2 million. In January 1993, the Bank issued a notice of redemption to all holders of its Preferred Stock, Series A. Virtually all holders of the Preferred Stock, Series A, converted their shares into common stock prior to the redemption date of Feb. 12, 1993.

In December 1992, the Bank issued 2.8 million shares of Noncumulative Perpetual Preferred Stock, Series C, at $25 per share for net proceeds of $67.4 million. The stock has a liquidation preference of $25 per share plus dividends accrued and unpaid for the then- current dividend period. Dividends, if and when declared by the Board of Directors, are at an annual rate of $2.28 per share. Dividends have been declared and paid in all quarters since issuance. The Bank may redeem the stock on or after Dec. 31, 1997, at the redemption price of $25 per share plus unpaid dividends, whether or not declared, for the then-current dividend period up to the date fixed for redemption.

Also in December 1992, the Bank issued 1.4 million shares of Noncumulative Convertible Perpetual Preferred Stock, Series D, at $100 per share for net proceeds of $136.4 million. The stock has a liquidation preference of $100 per share plus dividends accrued and unpaid for the then-current dividend period. The stock is convertible at a rate of 3.870891 shares of common stock per share of preferred stock (after adjustment for the third quarter 1993 50 percent stock dividend discussed below). Dividends, if and when declared by the Board of Directors, are at an annual rate of $6.00 per share. Dividends have been declared and paid in all quarters since issuance. The Bank may redeem the stock on or after Dec. 31, 1996, at an initial redemption price of $103.60 per share. The redemption price declines to $100 per share by 2003.

In September 1993, the Bank issued 2.0 million shares of Noncumulative Perpetual Preferred Stock, Series E, at $25 per share for net proceeds of $48.2 million. The stock has a liquidation preference of $25 per share plus dividends accrued and unpaid for the then- current dividend period. Dividends, if and when declared by the Board of Directors, are at an annual rate of $1.90 per share. Dividends have been declared and paid in all quarters since issuance. The Bank may redeem the stock on or after Sept. 15, 1998, at the redemption price of $25 per share plus unpaid dividends, whether or not declared, for the then-current dividend period up to the date fixed for redemption.

The Preferred Stocks, Series C, Series D and Series E, are senior to common stock as to dividends and liquidation, but they do not confer general voting rights.

COMMON STOCK

In August 1991, the Bank issued 6,727,500 shares of common stock (after adjustment for the third quarter 1993 and first quarter 1992 50 percent stock dividends discussed below) for net proceeds of $82.4 million. In the third quarter of 1993 and the first quarter of 1992, the Bank declared 50 percent stock dividends on its shares of common stock. The stock dividends had the effect of a three-for- two stock split.

The dividend policy of the Bank is influenced by legal, regulatory and contractual restrictions. Dividends may be paid only out of current or accumulated net profits, and no distribution may be made out of capital surplus accounts.

Cash dividends declared, as adjusted for the effect of the third quarter 1993 and first quarter 1992 stock dividends, were as follows:

                                 Year Ended December 31,
                               ----------------------------
(dollars in thousands)           1993       1992       1991
First Quarter                   $0.10      $0.07      $0.05
Second Quarter                   0.11       0.08       0.06
Third Quarter                    0.14       0.09       0.06
Fourth Quarter                   0.15       0.09       0.07

Retained earnings of the Bank at Dec. 31, 1993, included a bad debt reserve for tax purposes of approximately $209.7 million for which no federal income taxes had been provided. In the future, if this tax bad debt reserve is used for any purpose other than to absorb bad debt losses or if the Bank does not meet the 60 percent qualified assets test, the Bank will incur a federal income tax liability at the then-prevailing corporate tax rate.

SHAREHOLDER RIGHTS PLAN

On Oct. 16, 1990, the Bank's Board of Directors adopted a shareholder rights plan and declared a dividend of one right for each outstanding share of common stock to shareholders of record on Oct. 31, 1990. The rights have certain anti-takeover effects. They are intended to discourage coercive or unfair takeover tactics and to encourage any potential acquirer to negotiate a price fair to all shareholders. The rights may cause substantial dilution to an acquiring party that attempts to acquire the Bank on terms not approved by the Board of Directors, but they will not interfere with any friendly merger or other business combination. The plan was not adopted in response to any specific effort to acquire control of the Bank.

NOTE 20: EARNINGS PER COMMON SHARE

Primary earnings per common share have been calculated by dividing net income, after deducting dividends on preferred stock, by the weighted average number of shares outstanding for the period, which were 58,954,059 shares, 52,529,967 shares and 45,924,301 shares for

1993, 1992 and 1991, respectively. Fully diluted earnings per common share assume conversion of the outstanding convertible preferred stock. Primary and fully diluted earnings per common share for 1992 and 1991 have been adjusted for the third quarter 1993 and first quarter 1992 50 percent stock dividends, which had the effect of a three-for-two stock split.

NOTE 21: REGULATORY CAPITAL REQUIREMENTS

The Bank is regulated by the Federal Deposit Insurance Corporation (FDIC) and the Washington Supervisor of Banking. At the end of 1993, in order to be categorized as a well-capitalized institution, the FDIC required the banks it regulates to maintain a leverage ratio, defined as tier 1 capital divided by total regulatory assets, of at least 5.00 percent; total capital of at least
10.00 percent of risk-weighted assets; and tier 1 capital of at least 6.00 percent of risk-weighted assets. At Dec. 31, 1993, the Bank had a leverage ratio of 6.00 percent, a total risk-weighted ratio of 10.59 percent and a tier 1 risk-weighted ratio of 9.84 percent. The FSB is subject to the regulatory oversight of the Office of Thrift Supervision (OTS) and the FDIC. The FSB is required to maintain certain minimum capital levels with respect to tangible capital, core leverage capital and risk-based capital. At Dec. 31, 1993, the FSB was in compliance with all current requirements.

Reconciliation of the Bank's stockholders' equity to regulatory capital was as follows:

(dollars in thousands)                               December 31, 1993
                                                     -----------------
Stockholders' equity                                   $1,195,704
Reporting differences:
  Goodwill and identifiable assets                       (216,160)
  Investment in securities-related subsidiaries           (72,397)
  Purchased mortgage servicing rights                      (1,327)
  Other nonqualifying assets                                 (968)
                                                       ----------
    Total regulatory capital                           $  904,852

NOTE 22: STOCK OPTION PLAN

On March 8, 1984, the Bank's stockholders approved the adoption of the 1983 incentive stock option plan, providing for the award of incentive stock options or nonqualified stock options and stock appreciation rights (SARs) to certain officers of the Bank at the discretion of the Board of Directors. Subject to approval by the shareholders, the Board of Directors has adopted a 1994 incentive stock option plan in which the right to purchase common shares of the Bank may be granted to employees, directors, consultants and advisers of the Bank. The 1994 plan is similar in some respects to the 1983 plan, which terminated according to its terms in 1993. Consistent with the Bank's practice under the 1983 plan, it is anticipated that the majority of options available under the plan will be granted to the most senior management of the Bank. The 1994 plan will not affect any options granted under the 1983 plan.

Under both the 1983 and 1994 stock option plans, on the date of the grant, the exercise price of the option must at least equal the market value per share of the Bank's common stock. The total number of shares authorized under the 1983 plan was 4,387,500 at Dec. 31, 1993. But as the 1983 plan has terminated, there were no shares available to be granted at Dec. 31, 1993. The 1994 plan provides for the granting of options for a maximum of 4.0 million common shares. Authorized but unissued shares may be made available for issuance under the plan.

A SAR represents the right to receive in cash an amount equal to the difference between the market value of one share of the Bank's common stock on the date of exercise of the SAR and the market value of such a share on the date of the grant. The market value is the closing stock price on the date of the grant. The increased value of SARs during 1993, 1992 and 1991, which had been recorded as compensation expense, was $15,000, $486,000 and $892,000, respectively.

Stock options and SARs are exercisable on a phased-in schedule. At Dec. 31, 1993, stock options of 692,524 and 33,938 SARs were fully exercisable.

Stock options and SARs granted, exercised or terminated were as follows(1):

                                                        Stock Options                          SARs
                                                ---------------------------       --------------------------
                                                Average Price      Number         Average Price      Number
                                                ------------     ----------       -------------     --------
Outstanding January 1, 1991                         $ 5.39       1,750,273            $4.47         417,654
Granted in 1991                                       8.87         503,504              --           --
Exercised in 1991                                     5.47        (224,770)             --           --
Terminated in 1991                                    8.21         (63,002)            5.67         (45,617)

Outstanding December 31, 1991                    6.18     1,966,005         4.33      372,037
Granted in 1992                                 13.06       222,315          --           --
Exercised in 1992                                4.89      (731,461)        3.26      (75,937)
Terminated in 1992                                --            --          4.61     (152,212)
                                               ------    ----------        -----     --------
Outstanding December 31, 1992                    7.86     1,456,859         4.57      143,888
Granted in 1993                                 22.25       202,500          --            --
Exercised in 1993                                6.04      (519,019)        3.90      (83,388)
Terminated in 1993                                --             --         4.99      (26,562)
                                               ------    ----------        -----     --------
Outstanding December 31, 1993                  $11.24     1,140,340        $5.89       33,938

(1) Average price and number of stock options and SARs granted, exercised and terminated in 1991 and 1992 have been adjusted for the first quarter 1992 and third quarter 1993 50 percent stock dividends, each of which had the effect of a three-for-two stock split.

NOTE 23: EMPLOYEE BENEFITS PROGRAMS

The Bank maintains a noncontributory cash balance defined benefit pension plan (the Plan) for substantially all eligible employees. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance. It is the Bank's policy to fund the Plan on a current basis to the extent deductible under federal income tax regulations. The net periodic pension cost for the Plan was $575,000, $189,000 and $427,000 for 1993, 1992 and 1991, respectively.

The weighted average discount rate was 7.25 percent for 1993 and 9.00 percent for 1992 and 1991. The long-term rate of return on assets was 9.00 percent, and the assumed rate of increase in future compensation levels was 6.00 percent for all years presented. The Plan's assets consist primarily of listed common stocks, U. S. government obligations, corporate debt obligations and annuity contracts.

The Plan's funded status and amounts recognized in the Bank's financial statements were as follows:

                                                                                                      December 31,
                                                                                               --------------------------
(dollars in thousands)                                                                            1993           1992
                                                                                               ---------       ---------
Benefit obligations:
 Vested benefits                                                                               $(25,108)       $(20,097)
  Nonvested benefits                                                                             (2,006)           (122)
                                                                                               --------        --------
    Accumulated benefit obligation                                                              (27,114)        (20,219)
Effect of future compensation increases                                                            (376)           (463)
                                                                                               --------        --------
    Projected benefit obligation                                                                (27,490)        (20,682)
Plan assets at fair value                                                                        32,910          30,066
                                                                                               --------        --------
    Plan assets in excess of projected benefit obligation                                         5,420           9,384
Unrecognized net gain due to past experience different from assumptions                          (4,064)         (5,685)
Unrecognized net asset at transition being recognized over 18.6 years                            (2,679)         (4,446)
                                                                                               --------        --------
      Accrued pension cost                                                                     $ (1,323)       $   (747)

Net periodic pension cost (credits) included the following:

                                                                                      Year Ended December 31,
                                                                            -----------------------------------------
(dollars in thousands)                                                        1993           1992            1991
                                                                            -------        --------       -----------
Service cost -- benefits earned during the period                           $ 1,643        $ 1,754        $     1,587
Interest cost on projected benefit obligation                                                1,904         1,6651,549
Actual gain on Plan assets                                                   (5,637)        (2,613)            (5,628)
Amortization and deferral, net                                                2,665           (617)             2,919
                                                                            -------        -------        -----------
                                                                            $   575        $   189        $       427

In connection with its acquisition of Pacific First, the Bank assumed certain retirement plan obligations under the defined benefit pension plan of Pacific First. The total benefit obligations and fair value of plan assets as of the acquisition date are not yet available, although the fair value of plan assets is estimated to exceed the total benefit obligation. It is the Bank's intention to merge the benefits and assets of this plan into its cash balance defined benefit plan.

In addition, the Bank currently provides eligible retired employees with access to the same medical coverage provided for active employees and provides certain other health care insurance benefits to a limited number of retired employees. Effective Jan. 1, 1993, the

Bank adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires accrual of postretirement benefits, such as retiree health benefits, during the years an employee provides services. The effect of this statement required the Bank to recognize a transition obligation of $3.1 million to be amortized over 20 years. An additional liability of $1.0 million was established for retiree health care obligations assumed in the acquisition of Pacific First. The net periodic expense for 1993 under SFAS No. 106 was $621,000. Prior to the adoption of the statement, the cost of retiree health insurance benefits was recognized as an expense on a pay-as-you-go basis. These costs were $262,000 and $166,000 during 1992 and 1991.

The amounts recognized in the Bank's financial statements were as follows:

(dollars in thousands)                    December 31, 1993
                                          -----------------
Service cost                                     $154
Interest cost                                     320
Amortization of transition obligation             147
                                                 ----
                                                 $621

The funded status of these benefits were as follows:

(dollars in thousands)                    December 31, 1993
                                          -----------------
Accumulated postretirement benefit
  obligation                                   $(4,478)
Market value of assets                              --
                                               -------
  Funded status                                 (4,478)
Unrecognized transition obligation               2,797
Unrecognized net loss                              136
                                               -------
    (Accrued) postretirement liability         $(1,545)

The weighted average discount rate was 7.25 percent. The medical trend rate starts at 13 percent for 1993 and declines steadily to 6 percent by the year 2000. The effect of a 1 percent increase in the trend rates is not significant.

The Bank also maintains a savings plan for substantially all eligible employees that allows participants to make contributions by salary deduction equal to 15 percent or less of their salary pursuant to section 401(k) of the Internal Revenue Code. Employees' contributions vest immediately; the Bank's partial matching contributions vest over five years. The Bank's contributions to the savings plan in 1993, 1992 and 1991 were $4.5 million, $4.3 million and $3.0 million, respectively.

In November 1992, the FASB issued SFAS No. 112, "Employers' Accounting for Postemployment Benefits." This statement establishes standards of financial accounting and reporting for the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement. This statement is effective in 1994. Management does not believe that the implementation of this statement will have a material effect on the financial position or operations of the Bank.

NOTE 24: CONTINGENCIES

The Bank has certain litigation and negotiations in progress resulting from activities arising from normal operations. In the opinion of management and the Bank's legal counsel, none of these matters is likely to have a materially adverse effect on the Bank's financial position.

On March 15, 1993, a lawsuit was filed against the Bank; WM Financial, Inc., the downstream holding company for the Bank's nonbanking subsidiaries; Murphey Favre; and certain present and former directors and officers of Murphey Favre. The plaintiffs purchased bonds of Homestead Savings (Homestead) of Millbrae, California, from Murphey Favre. The lawsuit is brought under the Washington State Securities Act and alleges, among other things, misrepresentation by Murphey Favre as to the nature and investment value of the bonds, breaches of fiduciary obligations to the bond purchasers and violations of the Washington State Consumer Protection Act. Preliminary motions have been heard and amended complaints were filed on Sept. 28, 1993, and Jan. 11, 1994. Plaintiffs have moved to certify this case as a class action and the hearing on that motion will be held sometime after May 1, 1994. An initial, court-ordered mediation is scheduled for Feb. 23, 1994, and the trial is currently scheduled for October 1994.

A similar suit has been brought in Montana on behalf of Montana residents who purchased Homestead bonds from Murphey Favre. This case is in an earlier stage and no decision has been rendered on the initial motions.

Management intends to defend both of these cases vigorously. Because of the early stage of litigation, the final outcome of these actions cannot be determined at this time. The Bank is unable to estimate its exposure from the litigation but management does not believe that it will have a material adverse effect on the financial condition of the Bank.

At periodic intervals, the FDIC and OTS regulators routinely examine the Bank's financial statements as part of their legally prescribed oversight of the thrift industry. Based on these examinations, the regulators can direct that the Bank's financial statements be adjusted in accordance with their findings.

A future examination by the FDIC or the OTS could include a review of certain transactions or other amounts reported in the Bank's 1993 financial statements. The regulators have not proposed significant adjustments to the Bank's financial statements in prior years. But, in view of the uncertain regulatory environment in which the Bank operates, the extent, if any, to which a forthcoming examination may ultimately result in regulatory adjustments to the 1993 financial statements cannot presently be determined.

NOTE 25: ACQUISITIONS

On March 1, 1993, the Bank merged with Pioneer Savings Bank (Pioneer) of Lynnwood, Washington. Pioneer operated 17 branches and one mortgage lending center. At Feb. 28, 1993, Pioneer had assets of $926.5 million, deposits of $659.5 million and stockholders' equity of $114.4 million. The Bank issued 8.8 million shares (after adjustment for the third quarter 1993 50 percent stock dividend) to complete the merger with Pioneer. The financial information presented in this document reflects the pooling-of-interests method of accounting for the merger of Pioneer into the Bank. This presentation required the restatement of prior periods as if the companies had been combined.

The following pro forma information represents the results of operations of the Bank and Pioneer for 1993 and 1992, on an individual as well as combined basis. The pro forma results do not necessarily indicate the actual results that would have been obtained, nor are they necessarily indicative of the future operations of the combined companies. The unaudited pro forma results of operations were as follows:

                                                                                                Year Ended December 31,
                                                                                               -------------------------
(dollars in thousands, except for per share amounts)                                                1993         1992
                                                                                               ------------  -----------
Washington Mutual:
Net interest income                                                                            $ 522,816      $294,909
Income before extraordinary items and cumulative effect of change in tax accounting method       173,428        99,994
Extraordinary items, net of federal income tax effect                                            (8,953)        (4,638)
Cumulative effect of change in tax accounting method                                              13,365            --
                                                                                               ---------      --------
Net income                                                                                     $ 177,840      $ 95,356
Net income attributable to common stock                                                        $ 164,282      $ 90,481
Per share amounts - primary
  Income before extraordinary items and cumulative effect of change in tax accounting method   $    2.78      $   2.17
  Extraordinary items, net of federal income tax effect                                            (0.15)        (0.10)
  Cumulative effect of change in tax accounting method                                              0.23            --
                                                                                               ---------      --------
  Net income                                                                                   $    2.86      $   2.07
Per share amounts - fully diluted
  Income before extraordinary items and cumulative effect of change in tax accounting method   $    2.63      $   2.04
  Extraordinary items, net of federal income tax effect                                            (0.14)        (0.09)
  Cumulative effect of change in tax accounting method                                              0.21            --
                                                                                               ---------      --------
  Net income                                                                                   $    2.70      $   1.95

                                                                                               Year Ended December 31,
                                                                                               -----------------------
(dollars in thousands)                                                                            1993         1992
                                                                                               ---------     ---------
Pioneer:
Net interest income                                                                            $   6,615     $  34,649
Income before extraordinary items and cumulative effect of change in tax accounting method         1,836        15,113
Extraordinary items, net of federal income tax effect                                                 --            --
Cumulative effect of change in tax accounting method                                                  --            --
                                                                                               ---------     ---------
Net income                                                                                     $   1,836     $  15,113
Net income attributable to common stock                                                        $   1,836     $  15,113

                                                                                               Year Ended December 31,
                                                                                               -----------------------
(dollars in thousands, except for per share amounts)                                              1993        1992
                                                                                               ---------    ---------
Combined:

Net interest income                                                                            $ 529,431        $329,558
Income before extraordinary items and cumulative effect of change in tax accounting method       175,264         115,107
Extraordinary items, net of federal income tax effect                                             (8,953)         (4,638)
Cumulative effect of change in tax accounting method                                              13,365           --
                                                                                                --------        --------
Net income                                                                                     $ 179,676        $110,469
Net income attributable to common stock                                                        $ 166,118        $105,594
Per share amounts - primary
  Income before extraordinary items and cumulative effect of change in tax accounting method      $ 2.74           $2.10
  Extraordinary items, net of federal income tax effect                                            (0.15)          (0.09)
  Cumulative effect of change in tax accounting method                                              0.23             --
                                                                                                --------        --------
  Net income                                                                                      $ 2.82           $2.01
Per share amounts - fully diluted
  Income before extraordinary items and cumulative effect of change in tax accounting method      $ 2.60           $1.99
  Extraordinary items, net of federal income tax effect                                            (0.14)          (0.08)
  Cumulative effect of change in tax accounting method                                              0.21             --
  Net income                                                                                      $ 2.67           $1.91
                                                                                                --------        --------

On April 9, 1993, the Bank acquired Pacific First from RT Holdings, Inc. (RTH), a subsidiary of Royal Trustco Limited (Royal Trustco) of Toronto, Canada. In April, Pacific First operated 129 branches and 14 home loan centers in Washington and Oregon. At March 31, 1993, Pacific First had assets of $5,847.5 million and deposits of $3,825.7 million.

As part of the Pacific First acquisition, the Bank negotiated several provisions designed to reduce the effect of any Pacific First asset quality problems on the resulting combined loan portfolio. As a result of the provisions, RTH purchased $656.2 million book value in assets from Pacific First prior to the sale to the Bank.

As part of the purchase agreement, the Bank received indemnification from RTH for a variety of problems Pacific First had that could result in future losses to the Bank. These indemnification provisions were secured by both specific funds held in escrow and by a guarantee from RTH's parent company. The largest individual component is a $20.0 million general indemnity escrow that can be drawn upon to pay a variety of claims, including any exposure arising from transactions or acts prior to the purchase date. Based upon the first nine months after the acquisition, management has not become aware of any issues that would indicate that these amounts in escrow will not be sufficient to protect the Bank from potential future losses.

The acquisition of Pacific First was treated as a purchase for accounting purposes. Accordingly, under generally accepted accounting principles, the assets and liabilities of Pacific First have been recorded on the books of the Bank at their respective fair market values at the time of the consummation of the Pacific First acquisition. Goodwill, the excess of the purchase price over the net fair value of the assets and liabilities, including identified intangible assets, was recorded at $178.2 million. Amortization of goodwill over a 10-year period will result in a charge to earnings of approximately $17.8 million per year. Because of the amount of assets of Pacific First acquired by the Bank, the financial results for Dec. 31, 1993, are not generally comparable to those of a year ago. The combined organization at Dec. 31, 1993, was significantly larger than it was a year ago.

The accompanying financial statements include the operations of the two institutions from April 1, 1993, to Dec. 31, 1993. The following pro forma information presents the results of operations for 1993 and 1992, as though the acquisition had occurred on Jan. 1, 1992. The pro forma results do not necessarily indicate the actual results that would have been obtained, nor are they necessarily indicative of the future operations of the combined companies. The unaudited pro forma results of operations were as follows:

                                                                                                Year Ended December 31,
                                                                                              ---------------------------
(dollars in thousands, except for per share amounts)                                              1993           1992
                                                                                              ----------       ----------
Net interest income                                                                            $ 571,220        $502,284
Income before extraordinary items and cumulative effect of change in tax accounting method       198,327         171,578
Extraordinary items, net of federal income tax effect                                             (8,953)        (15,099)
Cumulative effect of change in tax accounting method                                              13,365          24,425
Net income                                                                                     $ 202,739        $180,904
Net income attributable to common stock                                                        $ 189,181        $176,029
Per share amounts - primary
  Income before extraordinary items and cumulative effect of change in tax accounting method      $ 3.13           $3.17
  Extraordinary items, net of federal income tax effect                                            (0.15)          (0.29)
  Cumulative effect of change in tax accounting method                                              0.2            30.47

  Net income                                                                                      $ 3.21         $3.35
Per share amounts - fully diluted
  Income before extraordinary items and cumulative effect of change in tax accounting method      $ 2.95         $2.97
  Extraordinary items, net of federal income tax effect                                           (0.14)         (0.26)
  Cumulative effect of change in tax accounting method                                              0.21          0.42
                                                                                                  ------         ------
  Net income                                                                                      $ 3.02         $3.13


NOTE 26: SELECTED QUARTERLY FINANCIAL DATA

Results of operations on a quarterly basis were as follows:

                                                                              Year Ended December 31, 1993
                                                            ----------------------------------------------------------------
(dollars in thousands, except for per share amounts)        First Quarter   Second Quarter    Third Quarter    Fourth Quarter
                                                            ------------    -------------     -------------    -------------
Interest income                                               $ 204,805        $ 277,457        $ 272,990       $280,687
Interest expense                                                102,753          137,484          132,074        134,197
                                                              ---------        ---------        ---------       --------
Net interest income                                             102,052          139,973          140,916        146,490
Provision for loan losses                                        12,500            7,500            7,500          7,500
Other income                                                     32,985           42,548           31,614         36,715
Other expense                                                    73,216          102,433           92,982        100,633
                                                              ---------        ---------        ---------       --------
Income before income taxes, extraordinary items
  and cumulative effect of change in tax accounting method       49,321           72,588           72,048         75,072
Income taxes                                                     16,501           25,563           25,162         26,539
Extraordinary items, net of federal income tax effect            (7,499)          (1,454)             --           --
Cumulative effect of change in tax accounting method             13,365              --               --           --
                                                              ---------        ---------        ---------       --------
Net income                                                    $  38,686        $  45,571        $  46,886       $ 48,533
Net income attributable to common stock                       $  36,754        $  41,875        $  43,190       $ 44,299
Net income per common share(1):
  Primary                                                         $0.65            $0.70            $0.72          $0.74
  Fully diluted                                                    0.58             0.68             0.70           0.71


(1) Net income per common share for 1993 has been adjusted for the third quarter 1993 50 percent stock dividend, which had the effect of a three-for-two stock split.

                                                                              Year Ended December 31, 1992
                                                            ----------------------------------------------------------------
(dollars in thousands, except for per share amounts)        First Quarter   Second Quarter    Third Quarter   Fourth Quarter
                                                            ------------    -------------     -------------    -------------
Interest income                                               $ 181,120        $ 192,498        $ 195,695       $200,043
Interest expense                                                110,460          113,784          109,345        106,209
                                                              ---------        ---------        ---------       --------
Net interest income                                              70,660           78,714           86,350         93,834
Provision for loan losses                                         2,500            3,150            3,650          4,700
Other income                                                     23,252           23,750           19,642         24,048
Other expense                                                    49,313           58,233           57,897         65,453
                                                              ---------        ---------        ---------       --------
Income before income taxes and extraordinary items               42,099           41,081           44,445         47,729
Income taxes                                                     14,853           13,983           14,998         16,413
Extraordinary items, net of federal income tax effect            (4,035)            (580)             (23)          --
                                                              ---------        ---------        ---------       --------
Net income                                                    $  23,211        $  26,518        $  29,424       $ 31,316
Net income attributable to common stock                       $  21,992        $  25,299        $  28,206       $ 30,097
Net income per common share(1):
  Primary                                                         $0.44            $0.48            $0.53          $0.56
  Fully diluted                                                    0.42             0.46             0.50           0.53


(1) Net income per common share for 1992 has been adjusted for the third quarter 1993 50 percent stock dividend, which had the effect of a three-for-two stock split.

NOTE 27: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value of financial instruments were as follows:

                                                                                    December 31,
                                                           ------------------------------------------------------------
                                                                         1993                             1992
                                                           ----------------------------     ---------------------------
                                                              Carrying                         Carrying
(dollars in thousands)                                         Amount       Fair Value          Amount       Fair Value
                                                           -----------      -----------      ----------       ---------
Financial assets:
  Cash and cash equivalents                                $   194,389      $   194,389      $  190,602       $  190,602
  Trading account securities                                     1,098            1,098           1,926            1,926
  Investment securities                                      1,035,392        1,072,329         401,975          420,048
  Mortgage-backed securities                                 2,976,608        3,019,102       2,183,575        2,221,706
  Loans, exclusive of reserve for loan losses               11,006,316       11,096,595       6,771,639        6,904,806
                                                           -----------      -----------      ----------       ----------
    Total financial assets                                  15,213,803       15,383,513       9,549,717        9,739,088
Financial liabilities:
  Deposits                                                   9,351,402        9,390,295       6,058,112        6,083,764
  Annuities                                                    713,383          693,895         571,428          553,335
  Securities sold under agreements to repurchase             2,173,693        2,173,693       1,061,332        1,066,577
  Advances from the FHLB                                     2,079,934        2,087,834       1,057,768        1,076,335
  Subordinated capital notes                                       --               --           40,000           44,750
  Other borrowings                                              83,635           90,393           5,124            5,235
                                                           -----------      -----------      ----------       ----------
    Total financial liabilities                            $14,402,047      $14,436,110      $8,793,764       $8,829,996


                                                                                      December 31,
                                                                 ------------------------------------------------------
                                                                            1993                        1992
                                                                 --------------------------     -----------------------
                                                                  Carrying                      Carrying
(dollars in thousands)                                             Amount       Fair Value       Amount      Fair Value
                                                                 -----------    ----------     ---------     ----------
Unrecognized financial instruments:
  Interest rate exchange agreements in a net payable position    $     --       $(18,707)      $     --        $(34,469)
  Options on interest rate exchange agreements                         --             --          1,260             249
  Interest rate caps                                                6,716          6,108          1,500           1,500
                                                                 --------       --------       --------        --------
    Total unrecognized financial instruments                        6,716        (12,599)         2,760         (32,720)
    Net financial instruments                                     818,472       $934,804       $758,713        $876,372


The following methods and assumptions were used to estimate the fair value of each class of financial instruments as of Dec. 31, 1993 and 1992:

Cash and cash equivalents - The carrying amount represented fair value.

Trading account securities - Fair values were based on quoted market prices.

Investment securities - Fair values were based on quoted market prices or dealer quotes. If a quoted market price was not available, fair value was estimated using quoted market prices for similar securities.

Mortgage-backed securities - Fair values were based on quoted market prices or dealer quotes. If a quoted market price was not available, fair value was estimated using quoted market prices for similar securities.

Loans - For conforming residential first mortgage loans, the market price for loans with similar coupons and maturities was used. For nonconforming loans with maturities similar to conforming loans, the coupon was adjusted for credit risk. Loans that did not have quoted market prices were priced using the discounted cash flow method. The discount rate used was the rate currently offered on similar products. Loans priced using the discounted cash flow method included residential construction loans, commercial real estate loans and consumer loans.

Deposits - The fair value of checking accounts, savings accounts and money market accounts was the amount payable on demand at the reporting date. For time deposit accounts, the fair value was determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

Annuities - Fair value was estimated to be the present surrender value for annuities with no defined maturity.

Securities sold under agreements to repurchase - These were valued using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar borrowings.

Advances from the FHLB - These were valued using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar borrowings.

Other borrowings - These were valued using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar borrowings.

Subordinated capital notes - These were valued using the quoted market price at the reporting date.

Interest rate exchange agreements, options on interest rate exchange agreements, and interest rate caps - The market value for interest rate exchange agreements was determined using the discounted cash flow method. The market prices for similar instruments were used to value options on interest rate exchange agreements and interest rate caps.

                                  APPENDIX A

                        GRAPHIC AND IMAGE INFORMATION


GRAPH 1.  LOAN PORTFOLIO BY TYPE.

        Bar graph showing the following types of loans: a) residential and residential construction loans; b) manufactured housing, second mortgage and other consumer loans; and commercial real estate and c) commercial credits, combined, totalling $4.5 billion in 1989, $5 billion in 1990, $5.3 billion in 1991, $6.7 billion in 1992 and $10.9 billion in 1993. Residential and residential construction loans constituted the largest percentage in each year.

GRAPH 2.  TOTAL DEPOSITS.

        Bar graph showing time deposits, savings and money market deposits, and checking deposits combined, totalling $4.4 billion in 1989, $5 billion in 1990, $5.4 billion in 1991, $6.1 billion in 1992, and $9.4 billion in 1993. Time deposits constituted the largest percentage of each yearly total followed by savings and money market deposits. Checking deposits constituted the smallest percentage of each yearly total.

GRAPH 3.  NET INTEREST INCOME.

        Bar graph showing net interest income totalling $152.8 million in 1989, $193.1 million in 1990, $234.1 million in 1991, $329.6 million in 1992 and
$529.4 million in 1993.

GRAPH 4.  NET INTEREST MARGIN (PERCENTAGE FOR THE YEAR).

        Bar graph showing the net interest margin (net interest income divided by average interest earning assets) equalling 2.33% in 1989, 2.71% in 1990, 3.25% in 1991, 3.99% in 1992, and 4.12% in 1993.

GRAPH 5. NONPERFORMING ASSETS (AS A PERCENTAGE OF TOTAL ASSETS).

        Bar graph showing nonperforming loans and real estate owned assets, combined, as a percentage of total assets, equalling 2.35% of total assets in 1989, 2.15% in 1990, 1.77% in 1991, 1.43% in 1992 and .75% in 1993.

GRAPH 6. RESERVE FOR LOAN LOSSES.

        Bar graph showing allocated and unallocated loans, combined, totalling $25.2 million in 1989, $52.8 million in 1990, $52.3 million in 1991, $54 million in 1992 and $115.2 million in 1993.